Exhibit 99.27

February 3, 2020
Rev. F

Mato Grosso, Brazil

Report Prepared For:

ERO COPPER

Ero Copper Corp.
1050 - 625 Howe Street
Vancouver, BC V6C 2T6 Canada

Authors and Qualified Persons:

Porfirio Cabaleiro Rodriguez, MAIG
Leonardo de Moraes Soares, MAIG
Paulo Roberto Bergmann, FAusIMM.

GE21 Consultoria Mineral

Effective Date: September 30, 2019
Signature Date: February 3, 2020

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

The effective date of this report is September 30, 2019. The issue date of this report is February 3, 2020. See Appendix A for certificates of Qualified Persons, as such term is defined under National Instrument NI 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”).

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

TABLE OF CONTENTS

LIST OF FIGURES			viii
LIST OF TABLES			xi
1.0	EXECUTIVE SUMMARY		1
	1.1	Introduction	1
	1.2	Property Description and Location	2
	1.3	Geology and Mineralization	2
	1.4	Exploration	3
	1.5	Drilling, Sample Preparation, Analysis and Security	3
	1.6	Mineral Resource and Mineral Reserve Estimate	4
	1.7	Mining Methods	7
	1.8	Recovery Methods	7
	1.9	Project Infrastructure	9
	1.10	Permitting, Environmental and Social Considerations	10
	1.11	Capital and Operating Costs	10
	1.12	Economic Analysis	11
	1.13	Conclusion and Recommendations	13
	2.1	Scope of Work	14
	2.2	Qualifications, Experience and Independence	15
	2.3	Primary Sources of Information	15
	2.4	Effective Date	15
	2.5	Units of Measure	15
3.0	RELIANCE ON OTHER EXPERTS		17
4.0	PROPERTY DESCRIPTION AND LOCATION		18
	4.1	Location	18
	4.2	Mineral Title in Brazil	18
	4.3	Mining Legislation, Administration and Rights	19
	4.4	Exploration Licenses	19
	4.5	Annual Fees and Reporting Requirements	19
	4.6	NX Gold Mineral Rights	20
	4.7	Land Access	21
	4.8	Environmental Permits, Previous Studies and Considerations	21

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY			22
	5.1	Accessibility		22
	5.2	Physiography		22
	5.3	Climate		22
	5.4	Vegetation		22
	5.5	Infrastructure		22
		5.5.1	Mine Ramp	23
		5.5.2	Processing Plant	24
		5.5.3	Waste Pile	24
		5.5.4	Tailings Ponds	24
		5.5.5	Operational Support	25
		5.5.6	Administrative Offices and Support	25
		5.5.7	Medical Clinic	25
		5.5.8	Water Supply	25
		5.5.9	Gravel Airstrip	25
		5.5.10	Energy Supply Infrastructure	25
6.0	HISTORY			26
	6.1	Exploration and Drilling		28
	6.2	Historical Production		28
7.0	GEOLOGICAL SETTING AND MINERALIZATION			30
	7.1	Regional Geology		30
	7.2	Local Geology		31
		7.2.1	Lithologic Units	31
		7.2.2	Structural Geology	32
	7.3	Mineralization		33
8.0	DEPOSIT TYPES			36
9.0	EXPLORATION			37
	9.1	Geological Mapping		37
	9.2	Soil Sampling		39
	9.3	Channel Sampling		40
	9.4	Geophysical Survey		41
	9.5	Densities		43
	9.6	Drone Survey		43
	9.7	Sampling Method and QA/QC		43
	9.8	GE21 Comment		47
10.0	DRILLING			48
	10.1	Nova Xavantina Mineração Ltda. (1995)		50

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

	10.2	Mineração Caraíba S/A (2007-2014)		50
	10.3	NX Gold (2013-2014)		50
	10.4	NX Gold (2015)		50
	10.5	NX Gold S/A (2018 and 2019)		50
11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY			51
	11.1	Historical Sampling (1995)		51
	11.2	Mineração Caraíba Sampling (2007-2012)		51
	11.3	NX Gold Sampling (2013-2015)		51
	11.4	NX Gold Sampling (2018-2019)		51
	11.5	Quality Assurance and Quality Control Programs for 2013 to 2019 Exploration Programs		51
		11.5.1	Soil Sampling Analytical Quality Control	52
		11.5.2	NX Gold Analytical Quality Control	52
	11.6	Sample Security		53
	11.7	Verifications by GE21		53
		11.7.1	Blanks	53
		11.7.2	Standard Sample Analysis	54
		11.7.3	Duplicate Samples	57
	11.8	GE21 Comment		58
12.0	DATA VERIFICATION			59
	12.1	GE21 Site Review		59
13.0	MINERAL PROCESSING AND METALLURGICAL TESTING			66
	13.1	Metallurgical Test work		66
		13.1.1	Sample Characterisation	66
		13.1.2	Sequential Leach	67
		13.1.3	Preg-Robbing Factor Tests	68
		13.1.4	Whole Ore Leaching	68
		13.1.5	Flotation Optimisation	69
		13.1.6	Gravity Grind Optimisation	70
		13.1.7	Bulk Composite Test work	70
		13.1.8	Gravity – Flotation – Gravity Process Tests	71
		13.1.9	Gravity – Deslime – Flotation – Gravity Process Tests	72
		13.1.10	Gravity – Leach Process Tests	73
		13.1.11	Gravity Test – Santo Antônio	75
	13.2	QP Opinion		77
14.0	MINERAL RESOURCE ESTIMATES			79
	14.1	Database		79
	14.2	3D Model		79

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

	14.3	Block Model		83
	14.4	Sample Compositing		84
	14.5	Exploratory Data Analysis (“EDA”)		88
	14.6	Variography		95
	14.7	Grade Estimate		99
		14.7.1	Ordinary Kriging	99
	14.8	Mineral Resource Classification		100
		14.8.1	Density (Specific Gravity):	101
		14.8.2	Mineral Resource Statement	101
	14.9	Grade Estimate Validation		103
		14.9.1	Nearest Neighbor (“NN”) Check	103
		14.9.2	Swath Plot Check	103
15.0	MINERAL RESERVE ESTIMATES			107
	15.1	Study Level Consideration		109
16.0	MINING METHODS			110
	16.1	Rock Mechanics		110
		16.1.1	Rock Quality Designation (Brás and Buracão veins)	117
		16.1.2	QP Opinion – Santo Antonio Rock Mechanics	154
	16.2	Cut and Fill Mining		154
		16.2.1	Mining cycles	155
	16.3	Inclined Room and Pillar		158
	16.4	Santo Antonio Mine Plan		159
	16.5	Underground Equipment Fleet, NX Gold Mine		161
	16.6	Dewatering		162
	16.7	Drilling and Blasting		163
	16.8	Load and Dump		165
	16.9	Ventilation and Alternative Emergency Exit		166
	16.10	Staff Table		166
	16.11	Summary and Qualified Person’s Opinion		167
17.0	RECOVERY METHODS			168
	17.1	Crushing		170
	17.2	Grinding		170
	17.3	Flotation		173
	17.4	Carbon-in-Leaching (CIL)		173
	17.5	Desorption, Electrowinning, Acid Washing, and Smelting		174

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

	17.6	Reagent, power and water use	175
	17.7	Process Plant Equipment and Simplified Plant Metrics	175
18.0	NX GOLD MINE INFRASTRUCTURE		178
19.0	MARKET STUDIES AND CONTRACTS		179
	19.1	Market Studies	179
	19.2	Contracts	180
20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT		181
21.0	CAPITAL AND OPERATING COSTS		182
22.0	ECONOMIC ANALYSIS		183
	22.1	Non-IFRS Measures	185
23.0	ADJACENT PROPERTIES		185
24.0	OTHER RELEVANT DATA AND INFORMATION		186
25.0	INTERPRETATION AND CONCLUSIONS		187
26.0	RECOMMENDATIONS		188
27.0	REFERENCES		189

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

LIST OF FIGURES

Figure 1 - NX Gold mine location map (NX Gold, 2018)	18
Figure 2 - NX Gold mineral concessions map (NX Gold, 2018)	20
Figure 3 - NX Gold property layout (NX Gold, 2018)	23
Figure 4. Mine Portal (NX Gold, 2018)	24
Figure 5 - Simplified geological map of the Paraguay Belt showing the areas of outcrop	30
Figure 6 - Photograph of S1 and S2 foliations. Access ramp to Buracão vein (NX Gold, 2018)	32
Figure 7 – Main Ore Bodies in the NX Gold Property	33
Figure 8 - Laminated quartz vein inside the Buracão mine (NX Gold, 2018)	34
Figure 9 - Quartz vein with high sulfidation (Pyrite and Galena) and high gold grade (NX Gold, 2018)	34
Figure 10 – NX Gold quartz veins – Buracão, Brás and Santo Antônio	35
Figure 11 - Geological map in the area of the NX Gold Mine at a scale of 1:10,000	38
Figure 12 - Composite vertical cross-section looking west	38
Figure 13 – Illustrative geological map produced by the NX Gold technical team within the Brás vein (NX Gold, 2018)	39
Figure 14 - Geological / production face map produced by the NX Gold technical team on a Brás vein drift with channel samples	41
Figure 15 - Airborne geophysical magnetic data of NX Gold Mine (NX Gold, 2018)	42
Figure 16 - Flowchart with sample preparation and analysis	45
Figure 17 - Pictures of the work site and standard operating procedure (A) Geological description and selection of quartz vein for laboratory analysis; (B) density assay; (C) core sawing; (D) sampling sawed sample; (E) final labeled batches prepared for laboratory; (F) core shed for storage of boxes (NX Gold, 2018)	46
Figure 18 - All holes drilled at the NX Gold mine	48
Figure 19 - Blank sample analysis for drill holes and channel samples	54
Figure 20 - Standard sample analysis - MRC-ITAK-527 for drill hole and channel samples	55
Figure 21 - Standard sample analysis - MRC-ITAK-567 for drill hole and channel samples	55
Figure 22 - Standard sample analysis - MRC-ITAK-586 for drill hole and channel samples	56
Figure 23 - Standard sample analysis - MRC-ITAK-591 for drill hole and channel samples	56
Figure 24 - Duplicate sample analysis for drill hole samples	57
Figure 25 - Duplicate sample analysis for channel samples	58
Figure 26 – Data verification, Drill hole collar location	60
Figure 27 – Data verification, Exploration drill rig	61
Figure 28 – Data verification, Sampling procedures	61
Figure 29 – Data verification, Gold in drill core	62
Figure 30 – Data verification, Drilling bulletin	62
Figure 31 – Data verification, Sulfide quartz vein in underground mine	63
Figure 32 – Data verification, Underground mine stope	63
Figure 33 – Data verification, Sample preparation lab	64
Figure 34 – Data verification – Internal lab QA/QC bulletin board	64
Figure 35 – Data verification, assay lab	65
Figure 36. Results from bottle roll tests	69
Figure 37. Comparison of 24h leach tests	74
Figure 38. Comparison of 8h leach tests	74
Figure 39. Comparison of 6h leach tests	75
Figure 40 - Falcon Concentrator L40 - Laboratory Size	76
Figure 41 - Test work block diagram	76
Figure 42 – Boxplot, Metallurgical Recovery by Unit Operation	77
Figure 43 – Front view (looking south) of Brás vein with interpreted horizontal section as lines	80
Figure 44 – Detail of frontal view (looking south) of Brás vein with interpreted horizontal section (detailed view of larger image shown in Figure 43)	81
Figure 45 – Grade shells wireframes for the primary NX Gold project targets. Colors denote different targets for ease of reference only	82

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Figure 46 – Block model classified by target name	84
Figure 47 – Length of samples, Brás – Zone 1	85
Figure 48 – Length of samples, Brás – Zone 2	85
Figure 49 – Length of samples, Santo Antônio	86
Figure 50 – Length of samples, Buracão	86
Figure 51 – Length of samples, Matinha	87
Figure 52 – EDA - Au (ppm) – Brás Zone 1	88
Figure 53 – EDA - Au (ppm) – Brás Zone 1 – High Grade Population	89
Figure 54 – EDA - Au (ppm) – Brás Zone 2	90
Figure 55 – EDA - Au (ppm) – Buracão Zone 1	91
Figure 56 – EDA - Au (ppm) – Buracão Zone 2	92
Figure 57 – EDA - Au (ppm) – Santo Antônio	93
Figure 58 – EDA - Au (ppm) – Matinha	94
Figure 59 – Variogram - Au cap (ppm) - Brás Vein	96
Figure 60 – Variogram - Au cap (ppm) – Buracão Vein	97
Figure 61 – Variogram - Au cap (ppm) – Santo Antonio Vein	98
Figure 62 – Block model classified by resource category	100
Figure 63 – RPEE of Deepening Target. The red blocks were excluded from the resource estimation due to the economic prospect criteria.	102
Figure 64 – NN-Check	104
Figure 65 – Swath Plot, X coordinate axis	105
Figure 66 – Swath Plot, Y coordinate axis	105
Figure 67 – Swath Plot, Z coordinate axis	106
Figure 68 – Photograph used to calculate RQD	111
Figure 69 – Location of the validated drill holes for the Buracão and Brás veins	115
Figure 70 – Drill holes in the Buracão vein	116
Figure 71 – Drill holes in the Brás vein	117
Figure 72 – Stereographic projection of discontinuities - orebody, Buracão vein	118
Figure 73 – Stereographic projection of discontinuities - footwall, Buracão vein	118
Figure 74 – Stereographic projection of discontinuities - orebody, Brás vein	119
Figure 75 – Stereographic projection of discontinuities - hanging wall, Brás vein	119
Figure 76 – Stability chart for Buracão () and Brás (■) mines	122
Figure 77 – Cablebolt spacing for the Buracão and Brás veins	123
Figure 78 – Cablebolt length for Buracão and Brás veins	124
Figure 79 – Stress distribution for the Buracão vein	128
Figure 80 – Stress distribution for the Brás vein	129
Figure 81 – Stress change from the hanging wall to footwall in a stope of the Buracão vein	130
Figure 82 – Stress change from the hanging wall to the footwall in a stope of the Brás vein	131
Figure 83 – Plan view of drill holes at Santo Antonio vein (west segment)	135
Figure 84 – Plan view of drill holes at Santo Antonio Vein (east segment)	136
Figure 85 – Plan view of drill holes at the Matinha vein	136
Figure 86 – Barton Q’ index for the Hanging wall (A); Footwall (B)	141
Figure 87 – Barton Q’ index for the Hanging wall (A); Footwall (B) and Vein	142
Figure 88 – Barton Q’ index for the hanging Wall (A); Footwall (B) and Vein (C) - Matinha	142
Figure 89 – Barton Q’ index for the hanging wall (A); footwall (B) and Orebody (C) - Matinha	143
Figure 90 – Barton Q’ index for the hanging wall - Matinha	143
Figure 91 – View looking North. Mining at the Brás vein. Excavated drifts are shown in red and planned mine development (including planned pillar locations) is shown in yellow	155
Figure 92 – Cross section mining schematic looking east within the Brás vein	156
Figure 93 – Plan view. Mining at the Buracão orebody	157
Figure 94. Plan view. Mining at the Buracão orebody	158
Figure 95. Plan view. Layout Mining Room and Pillar at the Santo Antonio orebody	159
Figure 96 – Drill and blast plan for mine development	164
Figure 97 – Drill and Blast plan for cut-and-fill mining	165

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Figure 98 – Process flowsheet	169
Figure 99 – Tailings disposal	169
Figure 100 – Crushing Unit overview	170
Figure 101 – Ball mill overview	171
Figure 102 – Falcon centrifugal concentrator overview	172
Figure 103 – Intensive cyanidation - IRL	172
Figure 104 – Flotation Unit overview	173
Figure 105 – CIL (Carbon-in-leach) Unit overview	174
Figure 106 – 5 Year Gold Price History Chart	180

x

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

LIST OF TABLES

Table 1 - Mineral Resource Estimate	4
Table 2 - Mineral Reserve Estimate	5
Table 3 - Mineral Reserve Cut-off Parameters	6
Table 4 - Nova Xavantina Plant Performance to Effective Date	8
Table 5 - NX Gold Production Plan	9
Table 6 - Historic Production of the NX Gold Mine	9
Table 7- Forecast Capital Expenditures	10
Table 8 - Operating Cost Summary	11
Table 9 - Economic Analysis of the NX Gold Mine	12
Table 10 - GE21 Recommended Work Program	13
Table 11 - Qualified Persons	15
Table 12 - NX Gold Mineral Concessions	20
Table 13 - 2018 Mineral Resource Estimate	27
Table 14 - 2018 Mineral Reserve Estimate	27
Table 15 - Historical Drilling	28
Table 16 - Historic Production of the NX Gold Mine	29
Table 17. Simplified Lithologic Categories (Desrochers, 2017)	32
Table 18 - Density data (post-2013)	43
Table 19 - Surface Drilling Summary	49
Table 20 - Underground Drilling Summary	49
Table 21 - Analytical data table showing quantities of blank, standard and duplicate samples	52
Table 22 - Processing Route results	66
Table 23 - Assayed Head Grades	66
Table 24 - ICP Composite Characterization	67
Table 25 - Diagnostic leach summary results	68
Table 26 - Preg-robbing factor test summary	68
Table 27 - Summary of whole of ore leach tests	69
Table 28 - Summary of Flotation Test Results	70
Table 29 - Results of gravity testwork	70
Table 30 - Bulk testing summary data	71
Table 31 - Test concentrate grinding optimisation.	72
Table 32 - Concentrate kerosene addition optimization	72
Table 33 - Test summary data	73
Table 34 - Test Knelson Tail CIL Summary Data	73
Table 35 - Gravity test work results	77
Table 36 - NX Mine Database Summary	79
Table 37 - Block model dimensions	83
Table 38 - Attributes of the NX Gold block model	83
Table 39 - Kriging Strategy	99
Table 40 - Block model density summary	101
Table 41 - RPEE Factors Used in the Current Mineral Resources Estimate	101
Table 42 - Underground Mining Geometrical Grade Shell Parameters	101
Table 43 - Mineral Resource Table, NX Gold Mine 2019	102
Table 44 - Parameters for cut-off grade definition	107
Table 45 - Operating cost parameters for Mineral Reserve estimates	107
Table 46 - Mineral Reserve Estimate	108
Table 47 - Summary of drill holes used for RQD calculation.	112
Table 48 - Core sample BS37	112
Table 49 - Core sample BS38	113
Table 50 - Core sample BP 4039	113
Table 51 - Core sample BS39	113
Table 52 - Core sample BUS55	114

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 53 - Core sample BUS58	114
Table 54 - Core sample BUS53	114
Table 55 - Core sample BUS52	115
Table 56 - UCS test work results	120
Table 57 - TCS test work results	120
Table 58 - Point load test results	121
Table 59 - Input parameters of the stability chart	122
Table 60 - Dimension parameters of sill pillars for the Buracão vein	126
Table 61 - Dimension parameters of sill pillars for the Brás vein	126
Table 62 - Input parameters used in RS3 software - Buracão vein	127
Table 63 - Input parameters used in RS3 software - Brás vein	127
Table 64 - Identification of the West Santo Antonio drill holes	133
Table 65 - Identification of the East Santo Antonio drill holes	133
Table 66 - Identification of the Matinha drill holes	134
Table 67 - Lithology and Nomenclature	135
Table 68 - RMR and Q – West Santo Antônio	137
Table 69 - RMR and Q – East Santo Antônio	138
Table 70 - RMR and Q – Matinha	139
Table 71 - Q' – West Santo Antônio	139
Table 72 - Q' – East Santo Antônio	140
Table 73 - Q' – Matinha	141
Table 74 - Original data statistical summary - West Santo Antônio	142
Table 75 - Original data statistical summary - East Santo Antônio	142
Table 76 - Original data statistical summary – Matinha	143
Table 77 - Tukey’s range for all three Barton Q’ index distribution West Santo Antônio	144
Table 78 - Q’ data set percentiles Hanging wall and Orebody West Santo Antônio	144
Table 79 - Statistical summary for the three Q’ data variables West Santo Antônio, following transformation of anomalous values	144
Table 80 – Tukey’s range for all three Barton Q’ index distribution East Santo Antônio	145
Table 81 - Q’ data set percentiles Hanging wall and Orebody East Santo Antônio	145
Table 82 - Statistical summary for the three Q’ data variables East Santo Antônio	145
Table 83 - Tukey’s range for all three Barton Q’ index distribution Matinha	145
Table 84 - Q’ data set percentiles Hanging wall Matinha	146
Table 85 - Statistical summary for the three Q’ Index data variables Matinha	146
Table 86 - Results for the UCS tests West Santo Antônio	147
Table 87 - Results for the triaxial compressive strength tests West Santo Antônio	148
Table 88 - Results for the tensile tests West Santo Antônio	149
Table 89 - Results for the UCS tests East Santo Antônio	149
Table 90 - Results for the tensile tests East Santo Antônio	150
Table 91 - Results for the triaxial compressive strength tests East Santo Antônio	150
Table 92 - Results for the UCS tests, Matinha vein	151
Table 93 - Results for the tensile tests Matinha vein	152
Table 94 - Results for the triaxial compressive strength tests Matinha vein	152
Table 95 - Orebodies of Brás and Buracão dimensions	154
Table 96 - Santo Antônio target Orebody dimensions	158
Table 97 – Mine Schedule	160
Table 98 – Production Plant	161
Table 99 - Fleet of equipment used in the underground mine at NX Gold	161
Table 100 - Fleet of equipment for Santo Antônio mine	162
Table 101 - Dewatering infrastructure for the Brás and Buracão veins	163
Table 102 - Drilling equipment	165
Table 103 - Dimension and blast hole requirements of development mining	165
Table 104 - Loading and Dumping equipment	166
Table 105 - Underground mine staff	167

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 106 - Processing Plant Equipment	176
Table 107 – Simplified Key Operating Metrics	177
Table 108 - Forecast Capital Expenditures	182
Table 109 - Operating Cost Summary	182
Table 110 - Economic Analysis of the NX Gold Mine	184
Table 111 - Sensitivity Analysis for the NX Gold Mine	184
Table 112 - GE21 Recommended Work Program	188

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

LIST OF APPENDICES

APPENDIX	DESCRIPTION

A	Technical Report QP Signature Page & Certificates

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

1.0	EXECUTIVE SUMMARY

1.1	Introduction

The purpose of this report (the “Report” or “Technical Report”) is to set out and provide background and supporting information on the current Mineral Resources and Mineral Reserves for the NX Gold Mine (as defined below), a producing underground gold mining operation located in the State of Mato Grosso Brazil and wholly-owned by NX Gold S.A. (“NX Gold”, “NX”, or the “Company”), a company formed under the laws of Brazil. The effective date of this Report is September 30, 2019 (the “Effective Date”) and the issue date of this Report is February 3, 2020. This Report has been prepared by GE21 Consultoria Mineral Ltda. (“GE21”) on behalf of Ero Copper Corp. (“Ero Copper”) of Vancouver, Canada and existing under the British Columbia Business Corporations Act.

Ero Copper is a publicly listed company that trades on the Toronto Stock Exchange under the ticker, “ERO”. Ero Copper’s principal asset is its 99.6% ownership interest in Mineração Caraíba S.A. (“MCSA”). MCSA’s predominant activity is the production and sale of copper concentrate from the Vale do Curaçá Property, which is located within the Curaçá Valley, northeastern Bahia State, Brazil, with gold and silver produced and sold as by-products. Ero Copper also currently owns, directly and indirectly (through MCSA) a 97.6% ownership interest in NX Gold.

The NX Gold Mine was constructed and commenced commercial production in 2012, with the first full year of production occurring in 2013. As of the end of September 2019, approximately 211,000 troy ounces (herein referred to as “oz” or “ounces”) of gold had been produced from the NX Gold Mine. Subsequent to the Effective Date of this Report, full year 2019 production totaled 30,434 ounces of gold and 19,641 ounces of silver produced as a by-product. As of the date of this Report, there are currently 3 drill rigs operating on the property. Exploration activities are underway on the central Santo Antônio orebody as well as testing for possible extensions of the Brás and Buracão orebodies to depth and along strike. In addition, the first regional exploration program on the property is underway.

Doré bars containing gold and silver, as well as lesser amounts of lead, are shipped from the mine weekly by airplane via a gravel airstrip located on the property. Ore is currently produced from the Santo Antonio vein– an east-west striking, shear-zone hosted, quartz vein, accessed from a single mine portal and decline and from the Buracão vein. During the second half of 2019, the mine successfully transitioned the majority of mining activities from the Brás and Buracão veins, into the centrally located Santo Anton vein.

This Report and estimates herein have been prepared following the guidelines of the Canadian Securities Administrators’ National Instrument 43-101 – Standard of Disclosure for Mineral Projects (“NI 43-101”).

The Report provides a summary of the work completed by NX Gold and its independent consultants as of the Effective Date of this Report, September 30, 2019 (the “Effective Date”). All dollar amounts presented in the Report are stated in US dollars unless otherwise specified.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

1.2	Property Description and Location

NX Gold owns a 100% interest in the NX Gold Mine, located in the eastern portion of the State of Mato Grosso, Brazil. The mine is located 18km west of the town of Nova Xavantina, with a population of approximately 20,000 people, and approximately 670 km east of Cuiabá, the capital city of Mato Grosso. The total NX Gold Mine property, including exploration licences, measures 31,716.2 hectares (“ha”). The property is comprised of one mining concession, where all current mining and processing activities occur (registration number 866269/1990), that totals 620 ha and eight exploration licenses covering an area of 31,096.2 ha. Within the mining concession, NX Gold holds 100% legal and beneficial ownership, including surface rights. There are no time constraints provisioned with the mining concession; however, operating permits and licenses are extended and renewed in normal course of business according to the nature of each permit and requirements therein. All relevant licenses and operational permits in support of the mine’s operation are in good standing.

Within the exploration licences, NX Gold’s interests include the right to access the property and to engage in exploration, development, processing, and construction activities in support of mineral exploration and development. Where applicable, compensation is provided to the holder of surface rights for occupation or loss caused by the work. All exploration licenses are currently valid and, for those concessions where expiration dates are approaching, applications have been, or are expected to be submitted for renewal at the time of expiry.

1.3	Geology and Mineralization

Gold and silver mineralization at the NX Gold Mine can be characterized as a shear-zone hosted, sulphide-rich, laminated quartz vein. Economic mineralization on the property, to date, has been hosted within the northeast trending Araés shear zone that cross-cuts the deformed and metamorphosed volcano-sedimentary sequence of the Proterozoic Cuiabá Group and is generally associated with felsic dikes.

Economic gold and silver mineralization at the NX Gold Mine is structurally controlled within the Araés shear zone. Gold and silver is currently mined from a major sulphide-rich, laminated quartz vein dipping approximately 40 degrees to the north-northwest and striking to the west-southwest – the Santo Antonio vein. Prior to the second half of 2019, mining activities occurred in the Brás and Buracão veins, located to the east and west of Santo Antonio, respectively. Vein dimensions are variable throughout the deposit, with an average thickness of 4 meters. Local occurrences of up to 10 meters in vein thickness are common, particularly within the Brás vein. Where gold and silver grades are found in economic concentrations, the veins typically contain approximately 2 to 15 percent total sulphide represented mostly by pyrite and galena, as well as minor chalcopyrite, bornite, pyrrhotite, and sphalerite. Higher gold and silver grades are generally associated with galena, chalcopyrite, bornite, and sphalerite.

Historic and the current known extent of gold mineralization at the NX Gold mine are structurally controlled and hosted in four major sulphide-rich quartz veins/bodies: Buracão, Brás, Santo Antonio and Matinha. The veins are hosted in strongly deformed metamorphosed sedimentary rock units and diorite that trend generally to the northeast. The veins exhibit a typical laminated pattern parallel with the vein contacts. The laminations are characterized by alternating quartz bands and foliated host rocks indicative of multiple pulses of mineralized fluids during formation.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

The Buracão vein is located on the western portion of the mining concession and includes a primary laminated vein measuring 100 meters in length and dipping 45 degrees to the northwest in the upper portion of the mine and 70 meters in length dipping 40 degrees to the northwest in the lower portion of the mine. The Brás vein is located to the east of the Buracão vein and includes a primary laminated vein measuring 220 meters in strike length in the upper part of the mine and 50 meters in strike length in the lower levels of the mine. The Santo Antonio vein is located between the Brás and Buracão veins and currently extends over 300 meters in strike length. The Santo Antonio vein, discovered during the 2018/2019 drill program, remains open to depth. Drill-testing extensions of the vein are planned for 2020. The mineralogical characterization of all of the known veins on the NX Gold property known to is the same.

1.4	Exploration

The occurrence of gold in the Araés shear zone has been known for over 80 years. Although limited information exists, extensive artisanal (“garimpeiro”) mining activity has occurred in open pit and in underground operations prior to the formalization of the mine concessions in 1990. Between 1985 and 2004 two companies, Mineração Araés and Mineração Nova Xavantina, conducted geological and metallurgical studies, geological mapping and a total of 2,306 meters of drilling in 8 diamond drill holes. In 2004, MCSA acquired the mineral and surface rights for the property. Between 2006 and 2012, MCSA drilled a total of 41,135 meters in 204 surface diamond drill holes. In 2013, the property was transferred to NX Gold, a subsidiary of MSCA. Between 2013 and 2015, NX Gold drilled a total of 27,822 meters in 104 surface diamond drill holes and a total of 9,427 meters in 107 underground diamond drill holes. In December of 2016, MCSA (and its interest in NX Gold) was acquired by Ero Copper.

Other exploration activities undertaken from 2013 to 2015 included regional geological mapping, soil sampling and a 1,969 line-kilometer airborne magnetic survey completed in 2013.

In 2018 and 2019, NX Gold conducted the largest drill program undertaken on the property to date, completing a total of 45,055 meters of drilling in 96 surface diamond drill holes and 1,315 meters in 8 underground drill holes, resulting in the discovery of and delineation of the Santo Antonio vein. The drilling followed standard industry procedures including measuring core recovery, rock quality design (RQD), taking photos of the core boxes, geological logging of the core, sampling, and assaying. NX Gold inserts a series of certified reference material, blanks, and laboratory duplicates in the stream of samples to verify the assay results as part of its quality assurance, quality control (“QA/QC”) procedures.

1.5	Drilling, Sample Preparation, Analysis and Security

Several drill programs have been conducted at the NX Gold Mine. Prior to the 2018/2019 drill program, the bulk of the drilling occurred during the period from 2006 to 2012 when the property was held by MCSA. During the period from 2006 to 2012, approximately 43,000 meters of drilling in 236 drill holes was performed in support of moving the mine into commercial production. The global drill hole database at the NX Gold Mine includes 412 drill holes totaling 116,318 meters of surface drilling, and 147 drill holes totaling 12,637 meters of underground drilling.

Drilling and assaying undertaken in support of the current Mineral Resource and reserve estimate has been carried out using sampling, security and QA/QC procedures that are in line with industry best practices.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Beginning in 2015, a full QA/QC program meeting generally recognized industry best practices has been in use. Standardized procedures are used in all aspects of the exploration data acquisition and management including surveying, drilling, sampling, sample security, assaying, and database management.

QA/QC measures, as part of the routine core sampling procedures, use blank, standard and duplicate samples to allow verification of the fire assay results produced by the NX Gold laboratory. For the 2014 to 2019 drilling programs, control samples were inserted at the frequency of 1 gold certified reference, 1 blank sample and 1 duplicate pulp sample every 20 samples.

The authors of this Report performed an evaluation of the data used in the determination of NX Gold’s mineral resource estimate and found the results to be in accordance with industry best practice and appropriate for use in the current mineral resource estimate.

1.6	Mineral Resource and Mineral Reserve Estimate

Mineral Resources

Block model tonnage and grade estimates for the NX Gold Mine were classified according to the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves, adopted by the CIM Council on May 10, 2014 (the “CIM Standards”). A gold cut-off grade of 1.90 grams per tonne (“gpt” or “g/t”) was considered for Mineral Resources using cost parameters for similar sized underground mines operating in Brazil based on the experience of the Qualified Persons and peak gold price over the last 10 years. Mineral resources have been estimated using ordinary kriging inside block sizes of 2.5 meters (x), by 2.5 meters (y), by 0.5 meters in height (z) and a minimum mining stope dimension of 1.25 meters (x), by 1.25 meters (y), by 1.5 meters in height (z).

The NX Gold resource estimate was sub-divided in four mineralized veins: Brás, Buracão, Santo Antônio and Matinha. The 3D model for the mineralization of the NX Gold Mine (grade shell) was generated based on drilling and underground channel samples.

Table 1 - Mineral Resource Estimate

Deposit		Classification	Tonnes (kt)	Au (g/t)	Au (koz)
Brás	Zone 1	Indicated	26.3	8.32	7.0
		Inferred	-	-	-
	Zone 2	Indicated	6.9	3.36	0.7
		Inferred	149.3	4.81	23.1
	Total	Indicated	33.2	7.29	7.8
		Inferred	149.3	4.81	23.1
Buracão	Zone 1	Indicated	5.8	23.08	4.3
		Inferred	-	-	-
	Zone 2	Indicated	-	-	-
		Inferred	7.7	2.77	0.7
	Total	Indicated	5.8	23.08	4.3
		Inferred	7.7	2.77	0.7
Santo Antônio		Indicated	403.7	12.53	162.6
		Inferred	164.2	11.31	59.7
Matinha		Indicated	-	-	-
		Inferred	149.0	12.15	58.2
Total	Indicated	442.6	12.28	174.7
	Inferred	470.2	9.37	141.7

1.	Mineral Resource effective date of August 31, 2019.
2.	Presented Mineral Resources inclusive of Mineral Reserves. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.
3.	Mineral resource gold cut-off grade of 1.90 grams per tonne (“gpt”) gold. Mineral resources have been estimated using ordinary kriging inside 2.5m x 2.5m x 0.5m block sizes and minimum stope dimensions of 1.25m x 1.25m x 1.50m. The Mineral Resource estimates were prepared in accordance with the CIM Standards, and the CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines, adopted by CIM Council on November 23, 2003 (the ‘CIM Guidelines”), using geostatistical and/or classical methods, plus economic and mining parameters appropriate to the deposit.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Mineral Reserves

The Mineral Reserve estimates for the NX Gold Mine were prepared in accordance with the guidelines of NI 43-101 and the CIM Standards by NX Gold Mine engineering personnel under the direct supervision of GE21.

It is the opinion of GE21 that the current Mineral Reserves for the underground operation have been estimated in a manner consistent with industry best practices, CIM Standards and NI 43-101 guidelines.

Table 2 - Mineral Reserve Estimate

Deposit		Reserve Class	Tonnes (kt)	Au (g/t)	Au (koz)
Brás	Zone 1	Proven	-	-	-
		Probable	3.0	3.83	0.4
Buracão	Zone 1	Proven	-	-	-
		Probable	2.7	5.42	0.5
Santo Antônio		Proven	-	-	-
		Probable	373.2	11.45	137.4
Total		Proven	-	-	-
		Probable	378.9	11.35	138.2

1.	Mineral Reserve effective date of September 30, 2019.
2.	All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.
3.	Mineral reserve estimates were prepared in accordance with the CIM Standards and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate for the deposit. Mineral reserves are based on a long-term gold price of US$1,350 per ounce (“oz”), and a USD:BRL foreign exchange rate of 3.80. Mineral reserves are the economic portion of the Indicated Mineral Resources. Mineral reserve estimates include operational dilution of 10% plus planned dilution of approximately 10% within each stope. Assumes mining recovery of 90% and pillar recovery of 60%. Practical mining shapes (wireframes) were designed using geological wireframes / Mineral Resource block models as a guide.

The Mineral Reserves for the NX Gold Mine are derived from the Indicated Mineral Resource as defined within the resource block model following the application of economic and other modifying factors further described below. Inferred Mineral Resources, where unavoidably mined within a defined mining shape have been assigned zero grade. Dilution occurring from Indicated resource blocks was assigned grade based upon the current Mineral Resource grade of the blocks included in the dilution envelope. Mineral reserves were classified according to the CIM Standards and the CIM Guidelines by Sr. Porfirio Cabaleiro Rodriguez of GE21, an independent qualified person as such term is defined under NI 43-101.

Mineral reserve cost assumptions are based on actual operating cost data during the 8-month period from January 1, 2019 to August 30, 2019. The USD:BRL foreign exchange rate of 3.80 was used.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Mineral reserve cut-off grades and parameters applied to the Mineral Reserve estimate are summarized below:

•	2.92 gpt applied to mining stopes incorporating mining and development, processing, general and administrative (“G&A”) and indirect costs;

•	1.50 gpt applied to gallery development incorporating development and processing costs; and,

•	2.26 gpt applied to mining marginal material adjacent to planned mining stopes incorporating mining, development and processing costs.

Mineral reserve cut-off cost parameters are expressed as per tonne of ore mined and processed (run of mine “ROM”):

Table 3 - Mineral Reserve Cut-off Parameters

Mining Costs (US$/tonne ROM)	$33.48
Processing Costs (US$/tonne ROM)	$44.30
G&A Costs (US$/tonne ROM)	$24.36
Indirect Costs (US$/tonne ROM)	$13.16
Metallurgical Recovery (average)	91.0%

Gold Price (US$/oz)	$1,350
Foreign Exchange Rate (USD:BRL)	3.80

Other modifying factors considered in the determination of the Mineral Reserve estimate include:

•	A cut-off grade of 2.92 gpt was applied in the determination of planned mining stopes within the Mineral Resource blocks based on actual operating cost data and past operating performance of the mine.

•	The mining method employed for the Brás and Buracão veins is overhand cut and fill, with backfill requirements generated from waste development. The mining method employed for the Santo Antônio vein is inclined room and pillar.

•	Maximum stope spans between sill pillars of 17 meters by 17 meters for the Buracão vein, 39 meters by 10 meters for the Brás vein, 40m by 18m for the east portion of the Santo Antonio vein and 40 meters by 15 meters for the west portion of the Santo Antonio vein based on geotechnical mapping, modeled rock quality and uniaxial compression (“UCS”) test results.

•	Within designed stopes, all contained material was assumed to be mined with no selectivity. Inferred Mineral Resources, where unavoidably included within a defined mining shape have been included in the Mineral Reserves estimate at zero grade. Mining dilution resulting from Indicated blocks was assigned the grade of those blocks captured in the dilution envelope using the current Mineral Resource estimate.

•	Operational dilution of 10%, mining recovery of 90% within planned stopes, 60% pillar recovery

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

1.7	Mining Methods

The mining method employed for the Brás and Buracão veins is overhand cut and fill, with backfill requirements generated from waste development except for the lower levels of Buracão mined in 2019. The application of overhand cut and fill has been in use since the start of the NX Gold Mine and is based on desired selectivity, geometry of the orebodies (both planned and previously mined) as well as the rock mechanic characteristics of the footwall and hanging wall. The distance between permanent excavations and the mining area is 30 meters. The Brás mine is divided into vertical panels of 64 meters with interlevel spacing of 15 meters, while the Buracão mine is divided into vertical panels of 35 meters with interlevel spacing of 14 meters.

The mining method of the Santo Antonio vein is inclined room and pillar, primarily due to the geometry of the orebody, divided into 2 panels on levels -65 and -170. Each room, spanning 8 meters, is separated by pillars 5 meters by 4 meters. This method was successfully employed in the lower levels of the Buracão vein mined in 2019.

Based on operating experience from portions of the the Buracão vein, the mine plan of Santo Antonio assumes a mining rate of 500 tonnes per month per room in operation. The main constraint in this mining method is the number of jackleg operators per shift and developed rooms from which to conduct mining operations. The mine production plan for the NX Gold Mine was generated using EPS Datamine software taking into account these practical constraints.

1.8	Recovery Methods

The metallurgical process currently in place has been engineered and optimized to leach gold ores containing preg-robbing units capable of adsorbing gold from cyanide solutions, such as the carbonaceous phyllite unit that exists throughout the NX Gold Mine orebodies.

Metallurgical recoveries at the NX Gold Mine have been sequentially optimized since commissioning to recover gold and silver from the quartz vein orebodies containing carbonaceous phyllite (a preg-robbing unit found in the orebodies at the NX Gold Mine). This optimization work has resulted in recoveries increasing from approximately 40% in 2012 when the plant was commissioned, to current metallurgical recoveries of over 90%. Prior to the Effective Date, average feed grade to the plant was approximately 7.23 gpt gold. 2019 production from the NX Gold Mine to the Effective Date is shown below in Table 4.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 4 - Nova Xavantina Plant Performance to Effective Date

Jan 1st – Sep 30th, 2019
Mill Feed (000 tonnes)	115,068
Gold Grade (gpt Au)	7.23
Metallurgical Recovery (%)	91.2
Au Production (oz)	24,931
Ag Production (oz)	15,326

Subsequent to the Effective Date of this Report, full year 2019 production totaled 30,434 ounces of gold and 19,641 ounces of silver produced as a by-product. The full-year 2019 results totaled 158,275 tonnes of ore grading 6.98 grams per tonne gold processed, resulting in the production of 30,434 ounces of gold after metallurgical recoveries that averaged 85.7% during the period.

Processing takes place at the Nova Xavantina Plant. Unit operations include a conventional 3 stage crush, milling and a combination of gravity concentration with intensive leaching and flotation followed by carbon in leach (“CIL”) and a desorption circuit. Gold and silver are produced from solution via electrolysis followed by smelting of doré bars containing both gold and silver. The installed crushing and grinding capacity is approximately 80 tonnes per hour (“tph”) and 44.5 tph, respectively, resulting in an installed annual plant capacity in excess of 300,000 tonnes per annum. The plant is currently operating at less than one-third of its installed capacity.

In 2018 and 2019, NX Gold conducted gravity concentration tests to assess recovery of the Santo Antonio orebody in advance of mining operations. A composite sample was taken from 9 drill holes and processed in the NX Gold’s laboratory Falcon concentrator. The results obtained exhibited similar characteristics as previously tested samples from within existing and historic operations of the Buracão and Brás veins.

Based on the geologic structure, lithology and mineralogy of the Santo Antonio vein as compared to the other previously mined ore bodies (Brás and Buracão), and as reflected in operational tests conducted in 2018 / 2019, the authors of this Report have assumed ore processed from the Santo Antonio vein would be similar to the current recovery rates, derived from processing the Brás and Buracão ores.

Based on the current Mineral Reserve estimate, the production plan for the Nova Xavantina Plant is set forth below:

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 5 - NX Gold Production Plan

	2019*	2020e	2021e	2022e
Ore Mined & Processed (tonnes)	21,214	138,873	106,013	112,782
Au Grade (gpt)	6.65	9.95	16.36	9.24
Recovery (%)	87.0%	91.0%	91.0%	91.0%
Bullion Mass (kg)	350	3,594	4,507	2,707
Gold Production (oz)	3,936	40,438	50,720	30,472
Silver Production (oz)	2,249	23,107	28,983	17,413

(*) 2019 production outlines the Mineral Reserve schedule for the three months from the effective date of September 30, 2019 to December 31, 2019.

Throughout the life of the mine, the plant has successfully processed ores with different grades and varying carbon content, obtaining key information to improve recovery, under different operational conditions. The metallurgical recoveries of the NX Gold Mine have increased from 40% in 2012 to up to 94% in 2019 (with an average of 91% prior to the Effective Date), as summarized in the following table.

Table 6 - Historic Production of the NX Gold Mine

Year	Tonnes (t)	Au (oz)	Recovery
2012	137,980	6,654	40%
2013	261,726	26,216	67%
2014	208,259	23,730	83%
2015	226,608	35,115	87%
2016	213,776	29,098	84%
2017	135,013	25,173	88%
2018	117,857	39,808	91%
Jan to Sep. 30th, 2019	115,068	24,931	91%
Total	1,424,985	210,725	84%

1.9	Project Infrastructure

The facilities at the NX Gold Mine include the mine portal, the Nova Xavantina Plant, tailings storage facility mechanical workshop, administrative offices, metallurgical laboratory, security gate and guard facilities, medical clinic, cafeteria and gravel airstrip used to fly out doré bars after production.

National electrical service is available on site from the town of Nova Xavantina, located approximately 18 km from the NX Gold Mine. Water in sufficient quantities to support mining and processing operations is sourced from surface run-off and a fully permitted water supply system comprised of a water intake from the neighboring Mortes River, with capacity of 150 cubic meters per hour, and a water main connecting the sumps of the underground mine. The mine is supplied through a 34.5 kV power transmission line (600 kVA), owned by the state public utility, ENERGISA S/A.

Process tailings are disposed into two ponds in a closed loop with water loss only occurring through evaporation and in the residual moisture content of the tailings. The first pond receives inert-tailings from flotation, and the second pond receives non-inert tailings from the CIL circuit. The latter is coated with a double layer of HDPE for natural degradation of residual cyanide, complemented by a cyanide detoxification circuit.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

1.10	Permitting, Environmental and Social Considerations

The NX Gold Mine is a fully permitted gold mine currently in operation. An environmental action program was developed for the Company prior to the mine reaching commercial production. NX Gold follows the guidelines set forth in the program to reduce its impact and recover impacted areas within the vicinity of the mine. NX Gold adheres to a program of frequent environmental monitoring including water quality control, as well as re-vegetation of historic artisanal mining areas that pre-date the commissioning of the mine by NX Gold.

The mine’s closure plan, adapted to the current social and environmental context within the area of the NX Gold Mine, has been designed to maximize the physical, chemical, biological, and socio-economic stability of the area after mining activities have concluded. The current estimated reclamation liabilities are approximately $21.8 million Brazilian Real (“BRL” or “R$”).

NX Gold maintains an excellent relationship with the neighboring community of Nova Xavantina, as well as smaller neighboring land-owners, providing among others, community outreach, children’s educational programs and sponsorship of local sporting events and teams. NX Gold has provided technical and financial support towards the environmental rehabilitation of areas previously impacted by historic artisanal mining activities and has remained an important economic contributor to the region through both direct and indirect jobs, royalties and tax revenue. The NX Gold Mine has all required environmental licenses to conduct its operations, issued by the Environment Secretary of Mato Grosso (SEMA) in 2007. The authors of this Report are not aware of any material environmental or permitting risks to the current operations nor to the envisioned production plan associated with this Mineral Reserves estimate.

1.11	Capital and Operating Costs

Capital and operating costs are shown for 2019 through 2022 reflecting the period of operation from the day immediately following the Effective Date (commencing October 1, 2019) to December 31, 2022. For the purposes of the Technical Report, mine reclamation and closure are assumed to commence on the conclusion of mining of the Mineral Reserves; however, NX Gold is actively undertaking exploration activities to increase the mine’s life. It is anticipated that a combination of Mineral Resource conversion, extension of the Santo Antonio ore body, and delineation of target areas will serve to augment the production profile and increase mine life subject to satisfactory exploration results, technical, economic, legal and environmental conditions.

Total capital costs are estimated at R$66.3 million, of which R$21.8 million is related to mine closure in 2022. Details of these capital expenditures are shown below in Table 7.

Table 7- Forecast Capital Expenditures

Total Capital Expenditure	Unit	2019 [1]	2020	2021	2022	Total
Development	R$M	7.7	8.4	2.8	0.0	18.8
Equipment	R$M	0.9	0.5	0.0	0.0	1.4
Exploration / Drilling	R$M	1.9	0.0	0.0	0.0	1.9
Infrastructure	R$M	1.5	4.7	0.7	0.7	7.7
Others	R$M	0.5	4.7	2.1	1.6	8.9
Saftey, Health & Environment	R$M	0.3	2.7	1.6	23.2	27.7
Total	R$M	12.7	21.0	7.2	25.4	66.3

[1] 2019 based on the 3 months from October 1, 2019 to December 31, 2019

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

An operating cost forecast was prepared using the mine’s operating history and current consumption coefficients. The expected C1 Cash Cost of the NX Gold Mine averages US$495 per ounce of gold produced. The all-in sustaining cost (“AISC”) of the NX Gold Mine, including G&A costs, capitalized development and plant sustaining capital, averages US$617 per ounce of gold produced over the life of mine. C1 cash cost is a non-IFRS measure, please refer to Section 22.1 for additional information on non-IFRS measures, including C1 cash costs.

Table 8 - Operating Cost Summary

		2019 [1]	2020	2021	2022	Total
Exchange Rate	R$/US$	3.80	3.80	3.80	3.80	3.80
Ore Treated	( tonnes )	21,214	138,873	106,013	112,782	378,882
Gold Contained	( oz )	3,936	40,438	50,720	30,472	125,567
Operational Support	000 R$	3,655	16,265	16,350	16,389	52,659
Underground Mining	000 R$	12,140	37,069	32,931	32,932	115,072
Processing	000 R$	6,891	29,451	27,423	27,837	91,602
Sub Total	000 R$	22,686	82,785	76,704	77,158	259,333
Less Silver Income	000 R$	(141)	(1,444)	(1,811)	(1,088)	(4,484)
Less Capitalized Development	000 R$	(7,659)	(8,366)	(2,756)	-	(18,782)
Total	000 R$	14,886	72,974	72,137	76,070	236,067
C1 Cash Cost	R$/oz	3,782	1,805	1,422	2,496	1,880
C1 Cash Cost	US$/oz	995	475	374	657	495
Add G&A	000 R$	3,034	9,646	9,646	9,646	31,973
Add Capitilzed Development	000 R$	7,659	8,366	2,756	-	18,782
Add Plant Sustaining Capital	000 R$	-	3,045	2,300	2,100	7,445
Total	000 R$	25,579	94,032	86,839	87,816	294,267
AISC	R$/oz	6,498	2,325	1,712	2,882	2,344
AISC	US$/oz	1,710	612	451	758	617

[1] 2019 based on the 3 months from October 1, 2019 to December 31, 2019

1.12	Economic Analysis

An economic analysis was prepared for the NX Gold Mine using the following primary assumptions:

•	Considers commencing on the Effective Date and does not include actual performance achieved prior to October 1, 2019

•	Total ore processed of 378.9 thousand tonnes at an average head grade of 11.35 g/t gold

•	Gold sales are assumed to equal production, with total sales of 125,567 ounces of gold

•	Metal prices of US$1,400 per ounce of gold and US$17.00 per ounce of silver

•	USD:BRL foreign exchange rate of 3.80

•	CFEM royalty based on 1% of gross revenue

The NX Gold Mine produces an undiscounted after-tax cash flow of approximately R$224 million (approximately US$59 million)

The after-tax Net Present Value (“NPV”) at a 5% discount rate is US$54.5 million and the internal rate of return (“IRR”) is 2,106% and payback is approximately 4 months. The high IRR and fast pay-back period generated by the NX Gold Mine is as a result of the mine currently being in operation, and minimal capital expenditure outlay required for the development of the Santo Antonio vein during the fourth quarter of 2019. The results of the economic analysis are shown below in Table 9.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

An after-tax sensitivity analysis was performed considering changes in gold price, foreign exchange rates, and capital and operating costs. The analysis shows that the NX Gold Mine is most sensitive to gold prices and foreign exchange rates.

Table 9 - Economic Analysis of the NX Gold Mine

Assumptions		2019 [1]	2020	2021	2022	Total
Exchange Rate	R$/US$	3.80	3.80	3.80	3.80	3.80
Gold Price	US$/oz	1,400	1,400	1,400	1,400	1,400
Production
Ore Mined	tonnes	21,214	138,873	106,013	112,782	378,882
Gold Grade Mined	g/t	6.65	9.95	16.36	9.24	11.35
Ore Processed	tonnes	21,214	138,873	106,013	112,782	378,882
Gold Grade Processed	g/t	6.65	9.95	16.36	9.24	11.35
Global Recovery	%	86.7	91.0	91.0	91.0	90.8
Gold Contained	oz	3,936	40,438	50,720	30,472	125,567
Capex
Total	000 R$	12,721	21,019	7,167	25,440	66,346
Operating Costs
General & Administrative	000 R$	3,034	9,646	9,646	9,646	31,973
Operational Support	000 R$	3,655	16,265	16,350	16,389	52,659
Underground Mining	000 R$	12,140	37,069	32,931	32,932	115,072
Processing	000 R$	6,891	29,451	27,423	27,837	91,602
Sub Total	000 R$	25,720	92,431	86,351	86,805	291,306
Depreciation/Exhaustion	000 R$	6,163	16,256	20,489	18,227	61,135
Total Costs	000 R$	31,883	108,687	106,840	105,032	352,441
Revenue
Gold Sales	tonnes	3,936	40,438	50,720	30,472	125,567
Gross Metal Revenue	000 R$	20,942	215,128	269,833	162,111	668,014
Total Net Metal Revenue	000 R$	20,196	207,469	260,227	156,340	644,232
Total Net Revenue	000 R$	20,196	207,469	260,227	156,340	644,232
Cash Flow
Revenue	000 R$	20,196	207,469	260,227	156,340	644,232
Opex (ex-Depreciation & Exhaustion)	000 R$	(25,720)	(92,431)	(86,351)	(86,805)	(291,306)
Less Capitalized Development 2	000 R$	7,659	8,366	2,756	-	18,782
Income & Social Contribution Taxes	000 R$	(1,162)	(24,232)	(35,858)	(12,373)	(73,626)
Employee Bonuses	000 R$	-	(2,266)	(2,585)	(2,563)	(7,413)
Operating Cash Flow	000 R$	973	96,906	138,189	54,599	290,668
CAPEX	000 R$	(12,721)	(21,019)	(7,167)	(25,440)	(66,346)
Free Cash Flow	000 R$	(11,748)	75,888	131,022	29,160	224,322
Accumulated Free Cash Flow	000 R$	(11,748)	64,140	195,162	224,322	224,322
Free Cash Flow	000 US$	(3,092)	19,970	34,480	7,674	59,032
Accumulated Free Cash Flow	000 US$	(3,092)	16,879	51,358	59,032	59,032

Results
After-Tax NPV5	000 US$	54,537
IRR	%pa	2106%
Simple Payback	years	0.3

[1] 2019 based on the 3 months from October 1, 2019 to December 31, 2019

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

1.13	Conclusion and Recommendations

The authors of this Report have carried out a review and assessment of the material technical issues that could influence the future performance of the NX Gold and classified the Mineral Resource and Mineral Reserve estimates. The authors found that the procedures and processes adopted by NX Gold personnel to produce the geological models were executed according proper industry standards. Sampling, QA/QC, security and data control were similarly in line with industry best practices and support the current Mineral Resource and reserve estimate. The authors note the following:

a.	NX Gold holds the surface rights and permits required to conduct the mining operation as outlined in the Mineral Reserve estimate. Future development beyond the stated Mineral Reserves may require the acquisition of additional surface rights.

b.	The authors have carried out the appropriate review to satisfy that the Mineral Reserve can be technically and profitably extracted. Consideration has been given to all technical areas of the operations, the associated capital and operating costs, and relevant factors including marketing, permitting, environmental, land use and social factors. The authors are satisfied that technical and economic feasibility has been demonstrated.

c.	The authors have not identified any known mining, metallurgical, infrastructure, permitting, legal, political, environmental or other relevant factors that could materially affect the development or extraction of the stated Mineral Reserves.

Regarding the Mineral Resource and Mineral Reserve estimation process, and to continue to ensure the continuity of mining operations, the authors recommend a work program that includes the following:

•	Advance the exploration program in regions of exploration potential to further define and classify these zones into incremental Mineral Resources for future development;

•	Undertake additional infill drilling campaigns to increase the geological confidence of the current estimate by promoting the classification of Indicated Mineral Resource into Measured Mineral Resource;

•	The hanging wall of the deposit, in the opinion of the authors of this Report, is competent enough for the current mining method with appropriate mining support. The authors recommend that NX Gold undertake a third-party geotechnical study to further evaluate the potential to reduce sill pillar thickness with the aim of increasing mine recovery; and,

•	Conduct a comprehensive metallurgical program to evaluate the Santo Antonio ore characteristics, analogous to the program developed for the Brás and Buracão veins.

Table 10 - GE21 Recommended Work Program

Program	Budget (US$)
Exploration drill program in the regions identified as having exploration potential	$1,800,000
Infill drill campaign to promote the classification of measured Mineral Resources	$1,200,000
Geomechanics study for mining stope support dimensioning	$300,000
Complementary metallurgical test work – Santo Antonio orebody	$25,000
Total	$3,325,000

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

2.0	INTRODUCTION

The purpose of this Report is to set out and provide background and supporting information on the current Mineral Resources and Mineral Reserves for the NX Gold Mine, a producing underground gold mining operation located in the State of Mato Grosso Brazil and wholly-owned by NX Gold, a company formed under the laws of Brazil. This Report has been prepared by GE21on behalf of Ero Copper of Vancouver, Canada and existing under the British Columbia Business Corporations Act.

Ero Copper is a publicly listed company that trades on the Toronto Stock Exchange under the ticker, “ERO”. Ero Copper’s principal asset is its 99.6% ownership interest in MCSA. MCSA’s predominant activity is the production and sale of copper concentrate from the Vale do Curaçá Property, which is located within the Curaçá Valley, northeastern Bahia State, Brazil, with gold and silver produced and sold as by-products. Ero Copper also currently owns, directly and indirectly (through MCSA) a 97.6% ownership interest in NX Gold.

The NX Gold Mine was constructed and commenced commercial production in 2012, with the first full year of production occurring in 2013. As of the end of September 2019, approximately 211,000 ounces of gold had been produced from the NX Gold Mine. Subsequent to the Effective Date of this Report, full year 2019 production totaled 30,434 ounces of gold and 19,641 ounces of silver produced as a by-product. As of the date of this Report, there are currently 3 drill rigs operating on the property. Exploration activities are underway on the central Santo Antônio orebody as well as testing for possible extensions of the Brás and Buracão orebodies to depth and along strike. In addition, the first regional exploration program on the property is underway.

Doré bars containing gold and silver, as well as lesser amounts of lead, are shipped from the mine weekly by airplane via a gravel airstrip located on the property. Ore is currently produced from the Santo Antonio vein– an east-west striking, shear-zone hosted, quartz vein, accessed from a single mine portal and decline and from the Buracão vein. During the second half of 2019, the mine successfully transitioned the majority of mining activities from the Brás and Buracão veins, into the centrally located Santo Anton vein.

The Report provides a summary of the work completed by NX Gold and its independent consultants as of the Effective Date. All dollar amounts presented in the Report are stated in US dollars unless otherwise specified.

2.1	Scope of Work

The work undertaken by GE21 includes:

•	Review and validate the Company’s QA/QC program and data used to estimate the current Mineral Resource;

•	Perform a validation of the Company’s geologic models;

•	Update Mineral Resource block models using an industry standard geostatistical approach; and,

•	Classify the Company’s Mineral Resources into Measured, Indicated and Inferred categories according to GE21 protocols, CIM Standards and CIM Guidelines for the known gold and silver mineralization of the NX Gold Mine.

GE21 was commissioned to prepare the Mineral Resources and reserves for this project, and this technical report conforms to the standards set out in NI 43-101 and has been prepared in accordance with Form 43-101F1.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

2.2	Qualifications, Experience and Independence

GE21 is an independent mineral consulting firm based in Brazil formed by a team of professionals accredited by the Australian Institute of Geoscientists (“AIG”), and Australian Institute of Mining and Metallurgy (“AusIMM”).

Each of the authors of this Report has the appropriate qualifications, experience, competence and independence, to be considered as a Qualified Person (“QP”), as defined in NI 43-101. Neither GE21 nor the authors of this Report have or have had any material interest in NX Gold, Ero Copper, Mineração Caraíba or related entities. The relationship between these companies and NX Gold, Ero Copper and Mineração Caraíba is solely of professional association between client and independent consultant. This Report was prepared in exchange for fees based on rates set by commercial agreement. Payment of these fees is in no way dependent on the results of this Report.

The Lead Qualified Person of this Report is Eng. Porfirio Cabaleiro Rodriguez, a mining engineer with over 39 years of experience in the Mineral Resource and Mineral Reserve estimates. Eng. Rodriguez is a member of the Australian Institute of Geoscientists (MAIG).

Geologist Leonardo Moraes Soares, with over 18 years of experience in resource modelling and estimate, is The QP responsible for chapters 7, 12 and 14.

Eng. Paulo Roberto Bergmann, FAusIMM, with over 35 years of experience in mineral processing, is the QP responsible for the chapters on metallurgical tests and recovery methods (chapters 13 and 17).

In accordance with NI 43-101 guidelines, each of the Qualified Persons visited the NX Gold Mine during the period of September / October 2019, with the most recent visit detailed below:

Table 11 - Qualified Persons

Company	Qualified Person	Site Visit	Responsibility
GE21	Porfirio Cabaleiro Rodriguez, MAIG	2 days duration September 18 – 19, 2019	Lead QP. Overall responsibility on behalf of GE21, Resource Estimation, Mine Planning, Mineral Reserves, Capital and Operating Costs
GE21	Leonardo de Moraes Soares, MAIG	2 days duration September 18 – 19, 2019	QA/QC, Exploration, Resource Estimation
GE21	Paulo Roberto Bergmann, FAusIMM	2 days duration October 21 – 23, 2019	Plant Operation (Infrastructure), Metallurgical Testing and Recovery Methods

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

2.3	Primary Sources of Information

In addition to the work undertaken by GE21 in 2018 corresponding to the first NI 43-101 compliant technical report on the NX Gold Mine and personal inspection of the NX Gold Mine during 2019 by each QP, GE21 continued to be involved in multiple discussions regarding processes and procedures relevant to advancing NX Gold’s Mineral Resource and Reserve estimate, including surveying, sampling, QA/QC, and internal resource estimation methods, resulting in the authoring of this Report. The results of this Report have been generated from information compiled by the NX Gold technical team with review by GE21, which includes:

•	Historical Exploration Activities;

•	Mineral Processing and Metallurgical test data;

•	Mining Methods;

•	Data on NX Gold Drilling Campaign;

•	Mineral Resource and Mineral Reserve estimates complied by GE21;

•	NX Gold databases; and

•	Reports prepared by independent consultants. The reports were reviewed by GE21 and used exclusively to provide background on the mine and its operations.

2.4	Effective Date

The Effective Date of this Report is September 30, 2019.

2.5	Units of Measure

Unless otherwise stated, the units of measurement in this Report are all metrics in the International System of Units (“SI”). All monetary units are expressed in Brazilian Reals (“R$”, or “BRL”) or United States Dollars (“US$” or “USD”), unless otherwise indicated. Although substantively all costs are incurred in BRL, these amounts have been converted to USD for presentation and assembly of the economic analysis.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

3.0	RELIANCE ON OTHER EXPERTS

The authors of this Report are Qualified Persons as defined under NI 43-101, with relevant experience in mineral exploration, data validation, mine planning, Mineral Resource and Mineral Reserve estimation.

The information presented regarding the tenure, status and work permitted by permit type within the NX Gold Mine in Chapter 4 – Property Description and Location, is based on information published by the National Mining Agency of Brazil (Agência Nacional de Mineração, “ANM”) and is available to the public.

The gold market conditions and key contracts included in Chapter 19 – Market Studies and Contracts, and environmental licensing status information and work plans related to community and social outreach included in Chapter 20 – Environmental Studies, Permitting and Social or Community Impact, were prepared by NX Gold and Ero Copper and reviewed by GE21. GE21 determined that the economic factors used in the determination of specific technical parameters of this Report, including, gold, silver and the USD:BRL assumptions used were in-line with industry norms, broader market consensus and are acceptable for use in the current Mineral Resource estimate, current reserve estimate, and in the economic analysis presented herein. The authors of this Report have not identified any significant risks in the underlying assumptions, as in addition to the above, the underlying assumptions are in-line with spot market conditions as at the date of this Report.

The forecast capital expenditures, operating costs included in Chapter 21 – Capital and Operating Costs, and incorporated into the economic analysis, were prepared by NX Gold and Ero Copper based on the operating history of the operations and ongoing nature of the operations. The forecasts were reviewed against historic information and deemed to be reasonable and adequate for the purposes of NI 43-101 by the authors of this Report.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

4.0	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The properties that encompass the NX Gold Mine, and exploration licenses controlled by the Company, are located approximately 18km from the town of Nova Xavantina in the eastern portion of the State of Mato Grosso, West-Central Brazil. The mine is located approximately 670 km east of Cuiabá, the capital of Mato Grosso and approximately 720 km northwest of Brasília, the capital city of Brazil. The properties are centered at UTM coordinates 339000E, 8381000N (UTM zone 22S, SAD69).

Figure 1 - NX Gold mine location map (NX Gold, 2018)

Primary access to the properties is from the airport at Barra do Garças, featuring daily flights to Cuiaba, via federal and state highways. From the Barra do Garças airport, it is approximately 150km to the town of Nova Xavantina (population of approximately 20,000 people) via BR-158. From the center of Nova Xavantina, the mine gate is located approximately 18km west on a well-maintained year-round dirt road.

4.2	Mineral Title in Brazil

Mining legislation as it relates to mineral title in Brazil has been in place since 1967, and the last significant amendment took place in 1996. In 2017, there were changes to the institutional framework and to royalty legislation. Institutionally, a new National Mining Agency (Agência Nacional de Mineração – ANM) was created to replace the National Department for Mineral Production (Departamento Nacional de Produção Mineral, “DNPM”); which was enacted prior to the Effective Date of this report. As it relates to royalties on mineral production, new legislation enacted in December 2017 established new rates for mineral substances and excluded deductions previously allowed, such as transportation and insurance costs. The royalty on gold production remained the same at 1% of the gross revenue from sales.

In addition to the changes in legislation described above, in June 2018, the Federal Government enacted new regulations to the Mining Code. The purpose of the new regulations is to modernize parts of the previous legislation that do not require legislative action (i.e. no amendments to the Mining Code are required). These changes do not affect the methods for granting mineral rights, nor establish investment commitments per license, but rather seek to ease the transition process from Exploration to Mining Licenses in as much as the Mining Code allows, particularly as it relates to supplementary work performed after the submission of a final exploration report. As of the Effective Date of this Report, the authors do not anticipate any significant change in Brazil’s mining legislation that would adversely impact the operations of the Company.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

4.3	Mining Legislation, Administration and Rights

The primary mining legislations in Brazil are the 1967 Federal Mining Code (Decree-law No. 227), updated in 1996 (Law No. 9314), and parts of the 1988 Federal Constitution. Mining rights are under the jurisdiction of the Federal Union and mining legislation is enacted at the federal level though the General Assembly. Mining laws are currently administered through the DNPM, which maintains offices in each state capital. Brazilian citizens and legal entities incorporated in Brazil may carry out mineral exploration under authorization of the federal government. There are no restrictions on foreign participation in these entities.

Landowners and governments (municipal, state and federal) are entitled to royalties ranging from 1 to 3.5% Gross Overriding Royalty (“GOR”) depending on the mineral being extracted. Mining activities are subject to both federal and state level environmental licensing. NX Gold’s operations for gold are subject to a 1% royalty on gross metal sales net of taxes levied on sales.

Exploration license holders are entitled to access their license area and work on it whether it is public or privately held, but such holders must compensate the owner or occupier of the surface rights for losses caused by the work (indemnification) and for the occupation of the land (rent). Compensation may be negotiated on a case-by-case basis, but the Mining Code provides that, should a court of law be required to set the amounts, the rent for occupation of the land cannot exceed the maximum net income that the owner or occupier would earn from its agricultural-pasture activity in the area of the property to be explored, and the indemnification cannot exceed the assessed value of the area of the property intended for exploration.

4.4	Exploration Licenses

Exploration licenses are granted for up to three-year periods and may be renewed for another three years on the approval of a DNPM inspection and satisfaction of environmental requirements. The size of an individual license area ranges from 50 hectares (“ha”) to 10,000 ha depending on the state and the commodity.

Exploration License holders are entitled to access the exploration areas and conduct exploration activities. The holders must compensate landowners and obtain proper environmental licenses prior to conducting work.

4.5	Annual Fees and Reporting Requirements

Annual license fees for Exploration Licenses are based on size and are calculated at R$3.29/ha for the first license term and R$5.00/ha in subsequent terms. Each license holder must submit an exploration plan, budget and timeline, although there is no work or expenditure requirement. Licenses require an interim report two-months prior to license expiration (if an extension is to be applied for), describing exploration results, interpretation and expenditures. The renewal of a license may be granted at the discretion of the DNPM considering the exploration works undertaken by the holder. A final report is due at the end the term or on relinquishment of the license.

In addition to royalty amounts, NX Gold has to pay a Rural Property Tax (“ITR”) to the Brazilian Federal Government annually based on its total land holdings.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

4.6	NX Gold Mineral Rights

As of the Effective Date, property held by NX Gold consists of one mining concession and 8 adjacent exploration licenses covering a total of 31,716.15 hectares. The land area encompassing the NX Gold properties is shown below in Figure 2. The primary mining concession covers approximately 620 hectares of the total area controlled by the Company. The mine was granted a mining permit by the DNPM under process number 866269/1990, and all of the properties are further detailed below.

Figure 2 - NX Gold mineral concessions map (NX Gold, 2018).

Table 12 - NX Gold Mineral Concessions

ANM Process Number	Area (ha)	ANM Status	Owner	Expiration
866269/1990	620.00	Mining Concession	NX Gold	-
866120/2013	17.87	Exploration Concession	NX Gold	January 2020
866015/2014	7,098.54	Exploration Concession	NX Gold	October 2021
866013/2014	9,559.75	Exploration Concession	NX Gold	October 2021
866559/2015	4,571.90	Exploration Concession	NX Gold	March 2019
866320/2017	43.99	Exploration Concession	NX Gold	September 2022
866685/2014	9,325.20	Exploration Concession	NX Gold	October 2020
866207/2018	84.73	Exploration Concession	NX Gold	July 2021
866208/2018	394.17	Exploration Concession	NX Gold	July 2021
Total Hectares:	31,716.15

As of the date of this Report, all mineral rights and exploration concessions controlled by the Company were in good standing. Exploration licenses 866013/2014 and 866015/2014 were renewed in October 2018 and the exploration concession 866320/2017 was renewed in September 2019. NX Gold submitted, timely, the reports and documents to renewal the exploration concession 866559/2015, expiring in March 2019.

The final exploration report for the exploration concession number 866120/2013 was submitted in March 2019. As of the date of this report, NX Gold was developing the exploration activities, aiming to renewal the exploration concession 866685/2014, expiring in October 2020.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

4.7	Land Access

All surface rights for the area encompassing the mine, the current Mineral Resources and Mineral Reserves, and associated infrastructure is owned by NX Gold.

NX Gold does not own surface rights on the exploration licenses and as at the Effective Date, there were no contracts or obligations with any of the neighboring landowners. Within the Exploration licenses, the main activities are concentrated in small rural cattle ranches and farms that occupy approximately 50 percent of the surface area within the exploration licenses. Prior to NX Gold conducting any exploration activities within the exploration licenses, permission is requested from the landowners. As at the date of this Report, NX Gold has always received consent from local landowners to conduct regional exploration activities, and the authors have not identified any risks associated with land access.

4.8	Environmental Permits, Previous Studies and Considerations

All environmental permits supporting the current operations were provided to the Environment Secretary of Mato Grosso (SEMA) in 2007. The Environmental Impact Study (EAI; 296438/2007) and Environmental Impact Report (RIMA; 296438/2007) were subsequently approved along with the NX Gold’s Environmental Control Plan (PCA) by SEMA (217586/2008). Together these documents were conditionally released with the mining Installation License. Following construction and commissioning of the mine, and after receipt of the Installation License, NX Gold was issued its Operating Licence. Ongoing environmental monitoring associated with the Operating Licence is required and performed by the Company in partnership with the State University of Mato Grosso (UNEMAT).

All environmental monitoring required to be undertaken by NX Gold is in good standing, and no new permits must be acquired to conduct the contemplated operations and work programs outlined in this Report. The authors of this Report are not aware of any material environmental or permitting risks to the current operations nor the envisioned production plan associated with the current Mineral Reserves. Further, GE21 is not aware of any other significant risks that may affect access, title, or the right or ability to perform the recommended work program on the property.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

5.0	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

5.1	Accessibility

Primary access to the properties is from the airport at Barra do Garças, featuring daily flights to Cuiaba, via federal and state highways. From the Barra do Garças airport, it is approximately 150km to the town of Nova Xavantina (population of approximately 20,000 people) via BR-158. From the center of Nova Xavantina, the mine gate is located approximately 18km west on a well-maintained year-round dirt road.

The proximity of the Mine Gate to the town of Nova Xavantina provides ample housing for mine employees as well as third-party contractors. There is daily bus service from town to the mine site. The town of Nova Xavantina has hotels, elementary and secondary schools, a university, athletic facilities, medical facilities, shops and restaurants.

5.2	Physiography

The NX Gold properties exhibit a rugged relief with enclosed erosional valleys and slopes with local topographic variations of more than 50 meters towards the north and center of the properties. Drainage across the property is from the North to South (towards the Mortes River). Vertical relief in the southern-most portions of the properties, closer to the Mortes River is planar and less rugged, with vertical relief of less than 10 meters.

5.3	Climate

The local climate in the region of Nova Xavantina and its surroundings can be classified as monsoon-influenced humid subtropical, or Cwa per the Köppen climate classification system. The region can be further characterized as having two well-defined seasons: (i) a relatively dry and cooler period extending between April and September with average temperatures of approximately 19.5 °C and (ii) a wet and hot period from October to March with average temperatures of approximately 33.2 °C.

Average annual precipitation in the region is approximately 1,540 mm per annum. The distribution of rainfall is axiomatic of the Cerrado (“Savanna”) region of Matto Grosso, where approximately 92% of the precipitation occurs during the rainy season from October to March. The operating season at the NX Gold Mine is year-round.

5.4	Vegetation

The primary type of vegetation in the vicinity of the mine is a subsystem called “cerrado sensu stricto”, which can be classified by having two primary types of vegetaton: dense semi-tropical trees growing up to 6m in height and intercollated grasslands. Trees typically grow in dense patches primarily on the flat to gently undulating relief as well as on hillsides. Areas of open grasses are found on steeper hillsides where soils are shallow, or flat lying areas where soil depth is limited. Along watercourses, mainly the Santo Antônio Stream and the Mortes River, gallery forests are observed, which provides a stark contrast with the trees typical of the region.

5.5	Infrastructure

The mine infrastructure is entirely contained within the Company’s single Mining Concession where surface rights are held by the Company. Primary infrastructure includes the mine portal, the processing plant, waste piles, a tailings pond, an area of operational support (laboratory, maintenance, supplies among others), administrative offices, a security gate, a medical clinic, a cafeteria, a surface water runoff capture site, a groundwater well, and a gravel airstrip. The layout of the mine with key infrastructure is shown in Figure 3.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Figure 3 - NX Gold property layout (NX Gold, 2018)

5.5.1	Mine Ramp

The underground mine is accessed via a single primary ramp to surface (which intersects a crosscut between the Brás and Buracão veins). The ramp contains fixed structures such as electrical infrastructure, pumps, compressors, exhaust fans, cooling fans, and ducts and pipelines for ventilation and water. The mine portal is shown below in Figure 4.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Figure 4. Mine Portal (NX Gold, 2018)

5.5.2	Processing Plant

The Nova Xavantina Plant processes ore produced from the mine into finished doré bars containing gold and silver. This plant occupies a large portion of the primary Mining Concession and is subdivided into specific areas of processing. The plant area is composed of primary and secondary crushers, conveyor belts, an apron feeder, grinding facilities, gravity separation, a recently installed regrind mill, flotation, carbon-in-leach (CIL), elution, desorption, electrodeposition, and a foundry.

5.5.3	Waste Pile

Inert waste rock and tailings are stored in historically mined areas (garimpeiro open pit workings).

5.5.4	Tailings Ponds

There are two separate tailings ponds on the property. Tailings generated from flotation are disposed of into a pond near the mine designed for inert tails. The pond was designed in several cells which allow coarse and fine suspended solids to preferentially settle within each cell. Water at the far end of each cell is recycled for use in the plant. Cells from the pond are periodically cleaned by removing the thickened tails. The thickened tails are deposited in the waste piles (within the historic garimpeiro open pit workings).

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Tailings from the CIL process comprise a solution that is rich in cyanide. As a result, these tails are disposed of in an impervious dam constructed with double layers of high-density polyethylene membranes (“HDPE”). Between the HDPE membranes, there is a system for leak detection and sand drainage so that any leaks will be transported by gravity to a secondary containment pond where they would be pumped back into the dam. The non-inert thickened tails are stored in this pond while the clarified water is transported by gravity to the cyanide detox plant, which reduces the cyanide concentration in solution. After detox, water is transported to a separate process water storage unit where is then recirculated and ultimately recycled to the flotation unit operation.

5.5.5	Operational Support

The operational support area includes the Company’s laboratory, supplies warehouse, fuel station, storerooms for explosives and fuses, industrial maintenance facility, and fleet and equipment maintenance facility.

5.5.6	Administrative Offices and Support

The sdministrative offices and ancillary support buildings include the Company’s primary administrative offices, security (main entrance with a security gate), occupational health, human resources, the restaurant, geology, and short- and long-term planning.

5.5.7	Medical Clinic

The medical clinic located on site provides simple and emergency stabilizing care. The medical clinic has a fully equipped ambulance to transport employees and contractors from site to the municipal hospital in Nova Xavantina (18km from NX Gold) for medical emergencies.

5.5.8	Water Supply

Water is available in sufficient quantities to support the contemplated mining and processing operations. A water station for the mine’s primary water source is located along the banks of the Mortes River. The water supply along the river consists of an electric gen-set and a 150 horse power water pump. The pumping capacity of the water station is 150 m3/h, and the pumped water is fed via pipeline from the Mortes River to a storage reservoir located at the mine.

In addition, the Company maintains an underground water well for fresh water that supplies non-industrial facilities and the administrative offices. The well has a capacity to provide approximately 5.0 m3/h of water.

5.5.9	Gravel Airstrip

The airstrip measures 1,200 metres in length and is used to fly out doré bars produced by the mine. The airstrip is maintained by NX Gold.

5.5.10	Energy Supply Infrastructure

Electrical power is provided to the mine from the substation in Nova Xavantina via a 34.5 kV power line (with the potential for 600 kVA) installed and maintained by the Energy Supply Company of Mato Grosso (ENERGISA S/A).

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

6.0	HISTORY

The documented knowledge of gold occurrences near the Nova Xavantina Mine dates back to the middle of the 17th century during early exploration by the Bandeirantes. Historically, the area was known as Garimpo do Aráes, and was the subject of significant garimpeiro mining activity that first focused on secondary gold deposits/alluvium near the Mortes River, and later the extraction of primary ore from weathered outcropping of gold-bearing quartz veins. During the 1980’s, a gold rush in Brazil brought up to an estimated 5,000 artisanal miners (garimpeiros) to extract gold in several sectors of the property, initially in open pits targeting the weathered gold-bearing quartz vein to a maximum depth of approximately 50 metres. Additionally, garimpeiros dug over 70 small shafts and adits to a depth of approximately 70 meters. Occurrences of historic mine shafts reaching over 100 metres have been found on the property.

In the late 1980’s garimpeiro activity declined due to the depth of the shafts, the cost of pumping, and low gold prices.

In 1990, engineering company Paulo Abib Engineering carried out geological and metallurgical studies and initiated negotiations with the remaining garimpeiros on site. Mineração Nova Xavantina Ltda. was then co-founded by Paulo Abib Engineering, Andrade Gutierrez Group, and Brazilian Copper Company (CBC) to formalize exploration and development of the project. In 1992, the Andrade Gutierrez Group took the lead in the area by carrying out topographic surveys and geological mapping.

In 1995, under a new company name, Nova Xavantina Mineração Ltda., test work was performed to test the continuity of the veins to a depth of up to 300 meters. Drill company GEOSOL completed 8 diamond drill holes for a total of 2,306 metrers in the Brás and Buracão veins.

In 2003, Nova Xavantina Mineração Ltda., despite having received authorization for mining from the DNPM, failed to submit the Economic Development Plan (PAE) related to social stability in the region, and as a result, the mineral rights became available.

In May 2004, following the release of the Availability Notice nº 162/2004, DNPM - MT released, DNPM process nº 866.269/1990, whereby the property had become available for application, six companies applied for the mineral exploration and mining rights at the NX Gold Mine. The list included IMS Empreendimentos Ltda, Sertão Mineração Ltda, Brazmin Ltda, São Bento Mineração Ltda, Coopermine (Ore Producers Cooperative of Nova Xavantina, MT) and MCSA. The mineral exploration and mining rights for the Mining Concession were granted to MCSA.

Between 2007 and 2009, MCSA conducted a new drilling program to confirm the continuity of the Buracão and Brás veins and to increase the quality of the geological information. The drill program(s) undertaken by MCSA included 29,649 metres in 153 diamond drill holes. In September 2009, MCSA commenced construction of the mine portal and primary ramp and commercial production commenced in May 2012. During 2012, MCSA drilled a total of 11,486 metres in 51 surface drill holes and 1,895 metres in 32 underground drill holes in support of the mining operations.

In 2013, the property was transferred to NX Gold S/A, a subsidiary of MCSA. Between 2013 and 2015, the Company drilled a total of 27,822 metres in 104 surface diamond drill holes and an additional 9,427 meters in 107 underground diamond drill holes. Other exploration activities during this period included geological mapping and a 1,969 line-kilometer airborne magnetic survey.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

2018 Mineral Resource and Reserve Estimate

In 2018, Ero Copper released a Mineral Resources and Mineral Reserves estimate for the NX Gold Mine in a report titled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 21, 2019 with an effective date of August 31, 2018, prepared by Porfirio Cabaleiro Rodrigues, MAIG, Leonardo Apparicio da Silva, MAIG, and Leonardo de Moraes Soares, MAIG, all of GE21 (the “2018 Technical Report”). Each of Porfirio Cabaleiro Rodrigues, MAIG, Leonardo Apparicio da Silva, MAIG, and Leonardo de Moraes Soares, MAIG was a “qualified person” and “independent” of Ero Copper within the meanings of NI 43-101.

The detailed economic, geotechnical and engineering parameters used for the Mineral Resource and reserve estimates are described in detail in the 2018 Technical Report. The 2018 historical Mineral Resource and Mineral Reserve estimate has been provided for reference purposes only. Ero Copper is not treating this 2018 estimate as the current Mineral Resources or Mineral Reserves.

Table 13 - 2018 Mineral Resource Estimate

Deposit	Classification	Tonnes (kt)	Au (g/t)	Au (koz)
Brás Vein	Indicated	80.9	15.04	39.1
	Inferred	39.6	18.96	24.1
Buracão Vein	Indicated	4.8	30.39	4.7
	Inferred	1.7	23.54	1.3
Total	Indicated	85.7	16.01	44.1
	Inferred	41.3	19.13	25.4

1.	Effective date of August 31, 2018.
2.	Presented Mineral Resources inclusive of Mineral Reserves. All figures have been rounded to reflect the relative accuracy of the estimates. Summed amounts may not add due to rounding.
3.	Cut-off gold grade of 1.40 g/t.
4.	Mineral resource estimated by ordinary kriging inside 10m by 10m by 2m blocks (sub-blocks of 2.5m by 2.5m by 0.5m).

Table 14 - 2018 Mineral Reserve Estimate

Deposit	Probable Reserves	Tonnage (kt)	Au Grade (g/t)	Au Total (koz)
Brás Vein	Planned Stopes	60.9	11.40	22.4
	Gallery Development	2.5	11.00	0.9
	Probable Reserves	63.4	11.40	23.3

Buracão Vein	Planned Stopes	1.9	13.80	0.8
	Gallery Development	0.5	6.60	1.1
	Probable Reserves	2.4	12.30	1.9

Total Probable Reserves		65.8	11.40	25.2

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

1.	Effective date of August 31, 2018.
2.	All figures have been rounded to reflect the relative accuracy of the estimates. Summed amounts may not add due to rounding.
3.	Mineral Reserve cut-off gold grade of 3.2 g/t.
4.	The Mineral Reserve estimates are prepared in accordance with the CIM Standards, and Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate for the deposit. Mineral Reserves are based on a long-term gold price of US$1,250 per oz, and a USD:BRL foreign exchange rate of 3.20. Mineral Reserves are the economic portion of the Indicated Mineral Resources. Mineral Reserve estimates include mining dilution at 5% grading 0.5g/t Au and 7% grading 0.5g/t Au for the Brás and Buracão veins, respectively. Practical mining shapes (wireframes) were designed using geological wireframes / Mineral Resource block models as a guide.
5.	Assumes mining dilution of 5% grading 0.5g/t Au and 7% grading 0.5g/t Au for the Brás and Buracão veins, respectively.
6.	Mining recovery of 95%.

6.1	Exploration and Drilling

There has been a considerable amount of both surface and underground drilling performed on the property during pre-production and after the start of commercial production. Pre-production drilling totalled 161 surface drill holes for a total of 31,955 meters, and after the start of commercial production in 2012 an additional 251 drill holes were drilled from surface and 147 drill holes were drilled from underground in support of the operations. Total drilling prior to the Effective Date totals 116,318 meters from surface and 12,637 meters from underground, as summarized in Table 15.

Table 15 - Historical Drilling

	Surface Drilling			Underground Drilling
Year	Drill Holes	Meters	Core Size	Drill Holes	Meters	Core Size
2006	8	2,306	NQ
2007	81	17,619	NQ
2008	70	11,531	NQ
2009	2	499	NQ
2012	51	11,486	NQ	32	1,895	NQ/BQ
2013	37	9,514	NQ	63	4,894	NQ/BQ
2014	43	12,494	NQ	29	2,752	NQ/BQ
2015	24	5,814	NQ	15	1,781	NQ/BQ
2018	51	23,847	NQ
2019	45	21,208	NQ	8	1,315	NQ/BQ
Total	412	116,318		147	12,637

6.2	Historical Production

The NX Gold mine started production in May 2012 and poured its first bullion in June of the same year. The mine has been in continuous production since 2012, processing approximately 1.42 million tonnes of ore, resulting in a cumulative production of 210,794 ounces of gold, as summarized in Table 16.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 16 - Historic Production of the NX Gold Mine

Year	Tonnes (t)	Au (oz)	Recovery
2012	137,980	6,654	40%
2013	261,726	26,216	67%
2014	208,259	23,730	83%
2015	226,608	35,115	87%
2016	213,776	29,098	84%
2017	135,013	25,173	88%
2018	117,857	39,808	91%
Jan to Sep. 30th, 2019	115,068	24,931	91%
Total	1,424,985	210,725	84%

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

7.0	GEOLOGICAL SETTING AND MINERALIZATION

7.1	Regional Geology

The NX Gold property is located in the Paraguay Belt, part of the Tocantins Geological Province. This fold belt was formed during the Neoproterozoic era at the south-east margin of the Amazon Craton during the Brasiliano cycle and is characterized by a series of tectonic events. The Paraguay Belt represents an arcuate shaped tectonic domain extending for 1,500 km in a NE-SE to E-W direction with an average width of 300 km.

The Paraguay Belt is a sequence of metamorphosed and folded volcanic and sedimentary rock units presenting deformation and metamorphic variations in the direction of the craton. The belt can be subdivided into three main structural domains: (i) the Internal Structural Zone characterized by intensely folded and metamorphosed volcano-sedimentary sequences intruded by granite and referred to as the Cuiabá Group, (ii) the External Structural Zone consisting of folded sedimentary sequences affected by low metamorphic grade and referred to as the Alto Paraguay Group and (iii) the Sedimentary cover referred to as the Parecis and Paraná basins (Almeida, 1984, Alvarenga and Trompette, 1993, and Alvarenga et al., 2000).

Figure 5 - Simplified geological map of the Paraguay Belt showing the areas of outcrop of the Araras, Cuiabá, Corumbá, Itapucumi and the Murciélago groups (Sial et al. 2016, modified from Boggiani et al. 2010).

The Nova Xavantina region, which has been described as a possible basal sequence of the internal zone of the Paraguay Belt, comprises meta-volcanic and meta-sedimentary rocks, and was initially defined as the Cuiabá Group by Ameida (1984). Pinho (1990) further characterized the rock units in the region of the NX Gold Mine as the Nova Xavantina Volcano-Sedimentary Sequence.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Pinho (1990) interpreted the Nova Xavantina Volcano-Sedimentary Sequence as a sub-marine environment in a back-arc basin setting; however, the geochemical analysis performed by Silva (2007) suggests the rock units of this sequence were generated in an intracontinental rift environment involving bimodal magmatism with the presence of a mantle plume at the base of the continental crust. The model formulated by Silva (2007) further included the opening and formation of an oceanic crust during the evolution of the rift.

7.2	Local Geology

7.2.1	Lithologic Units

The rock units present within the NX Gold Mine belong to the Nova Xavantina Volcano-Sedimentary Sequence as defined by Pinho (1990), part of the upper regional Cuiabá Group.

In subsequent geological classification surrounding the mining area, the Nova Xavantina Volcano-Sedimentary Sequence was renamed the Araés Volcano-Sedimentary Sequence and was further subdivided into three lithological associations (Martinelli et al. 1997; Martinelli 1998; Martinelli and Batista 2007; Socio 2008; Martinelli 2010). From the base to the top of the sequence these lithological associations are:

i.	basic and intermediate metavolcanic association represented by meta-basalt, meta-andesite, meta-tuff, and meta-lapilli-tuff;

ii.	chemical metasedimentary rock association containing meta-chert and meta-banded iron formation;

iii.	clastic sedimentary rock association such as meta-sandstone, metasiltite, and meta-phyllite.

In more recent work, the rock units of the NX Gold Mine have been re-defined into metavolcanic, metasedimentary, and intrusives by Desrochers (2017). The volcanic units include massive to fragmental basalt with frequent amygdules.

The sedimentary units include (i) debris flow characterized by centimetric subangular to angular fragments of volcanic rock units and fragments of black calcareous phyllite, (ii) siliceous siltstone with poorly developed bedding which may contain pyrite-rich layers parallel to bedding, (iii) siliceous to magnetite-rich chert, (iv) thinly laminated carbonaceous phyllite.

The intrusive units include two types of diorite dyke and one type of felsic dyke. The diorite dyke units can be classified as either foliated or cross-cutting and the felsic dyke units are classified as cross-cutting. Cross-cutting diorite and felsic dykes post-date the main deformation event.

All rock units have been metamorphosed to greenschist facies as indicated by chlorite, sericite and calcite assemblages.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 17. Simplified Lithologic Categories (Desrochers, 2017).

Volcanic rock units	Sedimentary rock units	Intrusive rock units	Vein and breccias
Basalt (amygdular, massive to flow breccia)	Debris flow	Diorite dykes	Quartz vein
	Siltstone	Felsic dykes	Silica matrix breccia
	Carbonaceous phyllite		Carbonaceous matrix breccia
Laminated chert

7.2.2	Structural Geology

The volcano-sedimentary rock units, and some diorite dykes, are strongly foliated and frequently display intense transposition. There are two main phases of folding recognized at the NX Gold Mine (Campos Neto, 2013, Desrochers, 2017).

The first phase of folding is associated with a variably oriented, shallowly to moderately dipping schistosity (S1) (Figure 6). The S1 schistosity is deformed by a crenulation cleavage (S2) oriented generally 234/66 but varying in strike from 190 to 270 degrees with westerly to northerly dips varying between 30 and 80 degrees Figure 6 Both foliations (schistosity and cleavage) are present at the mine and at least as far as the Cristal vein located 1,800 metres to the northeast of the mine (Campos Neto 2013).

The development of the S2 cleavage is heterogeneous and is generally better developed near the mine to a point where the S1 is completely re-oriented along the S2 foliation planes. This S2 cleavage is attributed to the Araés Shear zone by NX Gold geologists and by Martinelli and Batista (2007).

Figure 6 - Photograph of S1 and S2 foliations. Access ramp to Buracão vein (NX Gold, 2018).

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

7.3	Mineralization

Known gold mineralization at the NX Gold mine is structurally controlled and hosted in four major sulphide-rich quartz veins, with hyaline quartz druse, dipping 40 degrees to the north-northeast and striking between east-west and west-southwest. The veins are hosted in strongly deformed metamorphosed sedimentary rock units and diorite that trend generally to the northeast with a 30 to 65-degree dip to the northwest. The veins exhibit a typical laminated pattern in parallel with the vein contacts. The laminations are characterized by alternating centimeter to decimeter quartz bands and foliated host rocks indicating multiple pulses of mineralized fluids during their formation (Figure 7).

Figure 7 – Main Ore Bodies in the NX Gold Property

The Buracão vein is located on the western part of the property and includes a primary laminated vein measuring 100 metres in length and dipping 45 degrees to the northwest in the upper portion of the mine and 70 metres in length dipping 40 degrees to the northwest in the lower portion of the mine (as is shown in Figure 8). The average thickness of the vein is 4.5 metres with a maximum thickness of up to 6 metres.

The Brás vein is located to the east of the Buracão vein and includes a primary laminated vein measuring 220 metres in length in the upper part of the mine and 50 metres in length in the lower levels of the mine. The average thickness of the vein is 5 metres with a maximum thickness of up to 10 metres.

The Santo Antonio vein is located centrally located and inside the same structural horizon that hosts the Brás and Buracão mineralized zones. It has the same geologic characteristics of the Brás and Buracão veins and analogous conditions of mineralization, including range of gold grades and sulphide concentrations. The main difference between the Santo Antonio vein and the previously mined veins, is that mineralization does not outcrop on surface and the dominant plunge direction, to date, is opposite of that the Brás and Buracão veins.

The Matinha vein is located at the eastern extent of known mineralization and plunges in the same direction as the Santo Antônio vein. While mineralization is similar to the other veins, to date, Matinha is lower grade.

The gold mineralization in all veins is associated with sulphides (Figure 9) that are primarily disseminated within the quartz, but can also be associated with very minor gold bearing sulphides disseminated in the host rocks. The veins generally contain 2 to 15 percent total sulphide represented largely by pyrite and galena, with minor chalcopyrite, bornite, pyrrhotite, and sphalerite. Higher gold grades are generally associated with galena, chalcopyrite, bornite, and sphalerite.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

The veins are frequently bordered on the eastern and western edges by discontinuous tectonic/hydrothermal breccias typically less than 2 metres thick. Breccias with a siliceous matrix contain angular fragments of quartz veins, and a matrix that contains pyrite and galena. This type of breccia demonstrates gold grades that are generally below 5 grams per tonne of gold. Breccias with a carbonaceous matrix contain sub-rounded to sub-angular fragments of diorite and quartz vein. The matrix contains fine pyrite dust, and some minor fragments of quartz vein have been shown to contain pyrite. Breccias with carbonaceous matrix do not have demonstrated gold grades.

Figure 8 - Laminated quartz vein inside the Buracão mine (NX Gold, 2018).

Figure 9 - Quartz vein with high sulfidation (Pyrite and Galena) and high gold grade (NX Gold, 2018).

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

All known veins on the NX Gold property have the same geologic characteristics, and same type of mineralization. The exploration and ore characterization are more advanced in the Brás and Buração ore bodies. Exploration and characterization of the Santo Antonio vein shows the same sulphide assemblage as that found in the veins of Buracão and Brás as illustrated in Figure 10. The veins generally contain 2% to 8% total sulphide, represented largely by pyrite and galena, with minor chalcopyrite, bornite, pyrrhotite, and sphalerite. Higher gold grades are generally associated with high percent of pyrite and galena combined with the presence of chalcopyrite, bornite, and sphalerite.

Figure 10 – NX Gold quartz veins – Buracão, Brás and Santo Antônio

(Pyrite, Galena and Sphalerite) and high gold grade.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

8.0	DEPOSIT TYPES

The geology of the Property is characterized by strongly deformed volcano-sedimentary rocks altered to greenschist metamorphic grade. Economic concentrations of gold mineralization are structurally controlled and hosted in sulphide-bearing, laminated shear veins that cross-cut the previously deformed and metamorphosed volcanic and sedimentary rock. The laminated nature of the veins indicates multiple pulses of quartz intruding a shear zone.

The characteristics of the gold mineralization at NX Gold are similar to orogenic gold described by Groves et al. 1998. Those deposits represent the main source of gold in deformed Precambrian metavolcanic environments and are characterized by high gold grades that range from 5 grams per tonne to over 10 grams per tonne and are hosted in quartz-carbonate veins associated with shear zones. Well-known examples of important gold deposits of this type include the Yilgarn Craton in Australia (Golden Mile and Norseman mines) and the Superior Province in Canada (McIntyre-Hollinger and Kerr-Addison mines).

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

9.0	EXPLORATION

Historical exploration work completed in the area of the Property by the property’s operators prior to NX Gold is discussed in greater detail in Chapter 6, History.

9.1	Geological Mapping

In 2011, Callori and Maronesi (2011) mapped the area at a scale of 1:10,000. Their work illustrates the folding of the volcano-sedimentary units hosting the NX Gold deposit together with an ENE-striking thrust fault parallel to the deposit as shown in Figure 11.

In 2014, a group of geologists from the General Geological Department of the Federal University of Mato Grosso (“UFMT”), with the assistance of NX Gold Mine geologists, mapped an area beginning at the mine property to the north, approximately 35 kilometers from the mine at a scale of 1:50,000. The map produced in this effort is similar to that produced by Callori and Maronesi (2011) but shows a greater abundance of sedimentary rock units and additional interpreted thrust faults.

University professor and structural geologist, Campos Neto (2013), conducted detailed structural mapping in the underground mine, at surface expressions of the gold bearing quartz veins and in other quartz vein distributed throughout the property (in showings stretching over approximately 1.8 kilometres). He divided the area into 2 structural sectors with the southern sector being the most deformed and culminating along the Araés shear zone located approximately 80 metres to the south of the known gold-bearing veins of the NX Gold mine as shown in Figure 12.

Beginning in 2018, NX Gold Mine geologists started to produce underground geological maps for each mine level to support geological control of mineralization and geological data integration. Figure 13 provides an illustrative map prepared during face mapping of the -161 level within the Brás underground mine.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Figure 11 - Geological map in the area of the NX Gold Mine at a scale of 1:10,000 showing the folded volcano-sedimentary sequence (Callori, D. and Maronesi, M., 2011).

Figure 12 - Composite vertical cross-section looking west.

The northern segment (segment meridional) demonstrates less deformed rock units when compared to the southern segment (segment meridional). The foliation of the rock units become progressively more developed towards the Araés shear zone that marks the southern limit of the section (Campos Neto, 2013).

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Figure 13 – Illustrative geological map produced by the NX Gold technical team within the Brás vein (NX Gold, 2018).

9.2	Soil Sampling

Between 2012 and 2014, NX Gold collected a total of 2,271 soil samples to evaluate the potential for additional gold mineralization on the property. In 2012, a total of 776 samples were sent were sent to ALS Minerals for gold analysis together with 53 other elements. In 2014, a total of 37 samples were sent to ACME labs for gold analysis and a suite of 39 other elements.

Later in 2014, NX Gold collected 828 soil samples that were sent to SGS GEOSOL for gold analysis and an additional 117 samples that were sent to SGS GEOSOL for gold analysis plus 39 other elements. In 2015, NX Gold collected 513 samples that were sent to SGS GEOSOL for gold analysis and a suite of 37 other elements.

The results of the soil sampling program have been used to inform the targeting priorities of the Company’s planned exploration efforts. A comprehensive soil geochemistry and regional exploration survey covering the extent of the Company’s exploration licenses are planned for 2020.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

9.3	Channel Sampling

Channel samples from mine drifts are routinely taken from the walls of the drifts for geological control and mapping purposes. Sampling is designed to crosscut the entire thickness of the quartz vein wherever possible. The channel sampling database includes sampling lines that are spaced at approximately 3 meters and sample lengths that vary from 0.5 meters to 1.0 meter. The procedure of channel sampling in the NX Gold Mine is similar to a chip sampling where discontinuous fragments are broken in a rectangular zone along the sampling line. The average sample weight utilized by the Company for mapping and planning purposes is approximately 4 kg for each sample line.

A photographic register of the drift channels is taken for each channel sample to improve geological information and inform detail on mineralization controls.

Channel sampling is performed in conjunction with geological mapping in underground drifts to improve geologic understanding of primary mineralization controls and to support geological data integration (Figure 14).

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

NXGOLD	FACE MAP AMOSTRAGEM/GEOLOGIA	**CÓDIGO:** RG-NX-GEO-004 **REVISÃO:** 2.000 **DATA:** 30/07/2018

Data da Amostragem: 26 / 09 / 18 Responsável: ANDRE Auxiliar (es): Pablo Maikon

Canal: 3654 BRG: 202 DIP: 50 Canal: 3655 BRG: 177 DIP: 54 Canal:______ BRG:______ DIP:______

Nível: 185 GPE Atitude do Veio: Hang: 321/26 Foot 28/40 Potência do Veio: 5,20

Tipo: Lateral ( ) Face (X) Lavra ( ) Desenvolvimento ( )

Número de foto:______

Vista em Planta:

GPW
185
GPE
CV3655
CV3654
Ram

Vista em perfil (desenho do Canal na face):

Teor médio: CV 3654 - 0,535 CV 3655 - 12,164 CV______

CV3654
B88233
B88234
B88236
B88237
CV3655
B88238
B88239
B88240
LEGENDA
VEIO DE QUARTZO
SILTSTONE
DIORITO
BRECHA
FILITO
DIQUE FÉLSICO

Figure 14 - Geological / production face map produced by the NX Gold technical team on a Brás vein drift with channel samples.

9.4	Geophysical Survey

In August 2013, MCSA contracted Lasa Prospecções S.A to execute an airborne magnetic and gama-spectrometry survey in the Nova Xavantina area, including the NX Gold Mine and adjacent exploration areas as shown in Figure 15. The survey totaled 1969.4 line-km flown at a nominal 100 metres above ground and covered a total area of 156 km2. The north-south flight lines were flown at 100 meter spacing and the East-West tielines were flown with 1,000 meter spacing based on the orientation of the shear zone.

The data processing was completed by FUGRO-LASA using the Oasis Montaj software developed by GEOSOFT.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

The analytical signal of the magnetic data shows a strong lineament to the south of the known gold-bearing lenses that correspond to the Araés shear zone. The magnetic highs located near the known ore veins of the NX Gold Mine are interpreted to be folded magnetic banded iron formations.

Figure 15 - Airborne geophysical magnetic data of NX Gold Mine (NX Gold, 2018)

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

9.5	Densities

Drill core density measurements of the quartz veins are routinely taken during drilling campaigns at the NX Gold Mine. Segments of drill core are coated with wax and their bulk densities determined using the buoyancy method. The average density of all rock types in the area of the NX Gold Mine, based on a density database that includes over 2,600 samples of drill core, is approximately 2.83 tonnes per cubic meter. The density of the mineralized quartz vein is 2.81 tonnes per cubic meter, based on approximately 79 samples. For the purposes of the current Mineral Resource estimate, density data from drilling campaigns conducted post-2013 were included in the density database resulting in a total of 987 samples.

A Summary of density data by Rock Type from drilling performed at the NX Gold Mine is presented in Table 18.

Table 18 - Density data (post-2013)

Lithology	Samples	Density (g/cm3)
Saprolite	20	2.61
Sandstone/siltstone	120	2.85
Debris Flow	27	2.87
Carbonaceous phyllite	280	2.80
Chert	100	2.92
Felsic dike	38	2.87
Meta Volcanic	243	2.84
Diorite	80	2.77
Quartz vein	79	2.81
Total	987	2.83

9.6	Drone Survey

A 37 line-kilometer drone survey covering an area of 14.5 km2 was completed June 2018. This survey produced a high-quality image with a 17 cm spatial resolution as well as a Digital Elevation Model (spatial resolution of 1 m and a vertical precision of 2 m). The survey covers the mine area and the area of the planned 2018 drilling program. The primary use of the survey results was for planning access roads and drill platform locations.

9.7	Sampling Method and QA/QC

During recent drilling campaigns undertaken by NX Gold since 2013 in support of the current Mineral Resource estimate, NX Gold personnel performed gold assays on drill core according to written sampling procedures. The remaining core is stored on-site in core boxes on covered metal racks. All holes drilled by NX Gold that intersects gold-bearing quartz vein are NQ size.

Preparation of selected core intervals for sampling was completed under the following procedure (summarized in Figure 16):

•	Core boxes were delivered to the core logging facility by the drilling crew where the core was laid out in sequence. The core was checked by NX Gold technicians before logging to ensure that core was correctly placed in boxes by the drillers.

•	The core was then marked showing 1 m depth intervals allowing for better depth precision between the 3-m core block markers inserted by the drillers. The core boxes were labelled with the start and end of the interval for the box as well as sample numbers and photographed.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

•	Core was logged by a geologist who recorded features including structure, veining, lithology, and mineralization. Geotechnical logging was carried out, including measurements of total core recovery, rock quality designation (“RQD”), and fracture angle and type.

•	Samples were selected for bulk density measurements and measurements were performed on site with wax coated core using the water displacement method.

•	Intervals of core selected for sampling were marked up using a red pencil showing arrows that indicated the “from” and “to” range of each sample interval and a reference line drawn parallel to the core axis and through the approximate center of the rock fabric.

•	The samples were defined on a geological basis to respect lithological or structural contacts. The samples were collected with a minimum length of 0.2 meters and a maximum length of 2 meters with an average length of 0.5 meters. As much as was geologically reasonable, the sample lengths were 0.5 meters in mineralized section and 1 meter in host rock.

•	Core marked and tagged for sampling was moved to a different location to be cut using diamond bladed rock saws. The technician would saw and sample the core one sample at a time, starting with the first tag and following through the sample number sequence until the end of the sampled interval.

•	Half-core samples were taken for sampling and the remaining half-core was carefully stored. Sampling commenced at least 1 meter before the start of the mineralized zone and extended at least 1 meter beyond the limit of the mineralized zone.

•	Control samples (blanks and reference material) were inserted as core was sampled to ensure that sample numbers were in sequence with core samples and therefore could not be identified based on sample numbers.

•	Duplicate pulp splits were generated by the laboratory facility.

•	Unbiased sampling was managed by consistent selection of the left half from each split core. The left half of the core samples was placed in a heavy-duty transparent plastic bag and the right half was placed back into its original position in the core box. Broken core, such as fault gouge or fault breccia, was sampled by scooping the left half into a sample bag while the right half remained in the core box.

•	Packets of certified gold reference standards were assigned by the core-logging geologist and verified by the technicians.

•	Each sample shipment to the assay laboratory comprised samples from only one borehole; this practice allowed laboratory batches to represent one borehole only and simplified tracking of assay quality control samples as well as requests for batch re-assays.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Figure 16 - Flowchart with sample preparation and analysis.

Figure 17 details the individual unit operations of the work being performed on site under standard operating procedures.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Figure 17 - Pictures of the work site and standard operating procedure (A) Geological description and selection of quartz vein for laboratory analysis; (B) density assay; (C) core sawing; (D)
sampling sawed sample; (E) final labeled batches prepared for laboratory; (F) core shed for storage of boxes (NX Gold, 2018).

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

9.8	GE21 Comment

GE21 reviewed the sampling methods and quality control methods used by NX Gold with a focus on sources of information used in the current Mineral Resource and Mineral Reserve estimate. The authors of this Report concluded that drill core sampling procedures are in accordance with industry best practice. Channel sampling procedures were classified as having a moderate confidence level for their use in resource estimation, primarily due to the lack of information on crosscut sampling which could. As a result, the influence of channel samples was limited in the current Mineral Resource estimate.

GE 21 generated the following recommendations based on observations from the technical visits and discussions with the NX Gold technical team during 2019:

•	Conduct a structural survey using exploration drill core from the latest drilling campaigns.

•	Use oriented core to produce quality structural data on deep mineralized quartz vein intercepts.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

10.0	DRILLING

Between 2013 and 2019, NX Gold drilled 251 surface diamond drill holes totaling 84,363 meters and 147 underground diamond drill holes totaling 12,637 meters on the Property. The total number of surface diamond drill holes drilled on the Property since 2006 by all operators is 412 totaling 116,318 meters.

NX Gold initiated a drill program in early 2018 with the objective of testing the down-plunge extension of the Buracão and Brás veins, as well as testing the central area between the two known veins, below the existing cross-cut between them. The Santo Antônio vein was discovered and subsequently delineated during the 2018 and 2019 drilling campaigns.

The Mineral Resource evaluation presented considers only a part of the drilling completed by NX Gold in 2015 and form the 2018/2019, as a large portion of the Brás and Buracão veins had been mined out at the Effective Date.

Figure 18 - All holes drilled at the NX Gold mine.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 19 - Surface Drilling Summary

SURFACE DRILLING
Company	Year	Hole IDs	Number of Holes	Meters	Core Size
Andrade Guitierrez	1995	SAR1 - SAR8	8	2 306.26
Caraíba S/A	2007	FSA3001,FSA3101,FSA3201,FSA3202,FSA3203,FSA3301,FSA3302,FSA3303,
FSA3401,FSA3401A,FSA3402,FSA3501,FSA3501A,FSA3502,FSA3502A,FSA3601,
FSA3602,FSA3603,FSA3702,FSA3702A,FSA3902,FSA4002,FSA4102,FSA4102A,
FSA41501,FSA41502,FSA41503,FSA4201,FSA4202,FSA4203,FSA4204,FSA42501,
FSA42502,FSA42503,FSA4301,FSA4302,FSA4303,FSA4303A,FSA43501,FSA43
502,FSA43503,FSA4401,FSA4401A,FSA4402A,FSA4402B,FSA4403,FSA44501,
FSA44501A,FSA44501B,FSA447502,FSA4501A,FSA4501B,FSA4502,FSA45501,
FSA45501A,FSA45502,FSA457501,FSA457503,FSA457504,FSA4601,FSA4602,
FSA4603,FSA46501,FSA46502,FSA4701,FSA4702,FSA4702A,FSA4801,FSA4801A
,FSA4802,FSA4802A,FSA4901,FSA4901A,FSA4902,FSA4902A,FSA5001,FSA5002
		,FSA5002A,FSA5101 ,FSA5101A,FSA5102	81	17 618.58	NQ
Caraíba S/A	2008	FSA3201A,FSA3203A,FSA3204,FSA3301A,FSA3301B,FSA3303B,FSA33501,
FSA33502,FSA33503,FSA33504,FSA3401B,FSA3402A,FSA34501,FSA34502,
FSA34503,FSA3501B,FSA35501,FSA35501A,FSA4003,FSA40503,FSA4103,FSA412501
,FSA412502,FSA412503,FSA41501A,FSA417501,FSA417502,FSA417503,FSA417
503A,FSA417504,FSA4201A,FSA4204A,FSA422501,FSA422501A,FSA422502,
FSA422503,FSA42501A,FSA42503A,FSA427501,FSA427502,FSA427503,FSA427504,
FSA432501,FSA432501A,FSA432502,FSA432503,FSA437501,FSA437502,
FSA437502A,FSA437503,FSA442501,FSA442502,FSA447501,FSA4703,MCA40501,
MCA4101,MCA4101A,MCA41501,MCA4201,MCA42501,MCA42501A,MCA4301,
		MCA43501,MCA43501A,MCA4401,MCA44501,MCA4501A,MCA45501,MCA4601,REV01	70	11 530.67	NQ
Caraíba S/A	2009	FSA3102,FSA3903	2	498.85	NQ
Caraíba S/A	2012	BP1001,FSA3102A,FSA312501,FSA312502,FSA31501,FSA317501,FSA317502, FSA317502A,FSA317502B,FSA322501,FSA322502,FSA322503,FSA322504,FSA32501, FSA32502,FSA32503,FSA327501,FSA327502,FSA327502A,FSA327503, FSA332501,FSA332502,FSA332503,FSA332503A,FSA337501,FSA337502,FSA337502A, FSA337503,FSA342502,FSA342503,FSA342503A,FSA347501,FSA347502, FSA347503,FSA352501,FSA352501A,FSA352502,FSA357501,FSA442503,FSA442504, FSA443701,FSA443702,FSA44502,FSA44503,FSA447503,FSA447504, FSA4503B,FSA452501,FSA45503,FSA45504,FSA458701	51	11 485.84	NQ
NXGold S/A	2013	BS01 - BS17, BUS01 -BUS16, FSBVE01, RB01 - RB02	37	9 513.64	NQ
NXGold S/A	2014	BS18 - BS36, BUS17 - BUS35, MS01 - MS04, RB04	43	12 494.32	NQ
NXGold S/A	2015	BS37 - BS39, BUS36 - BUS55, RS01	24	5 814.09	NQ
NXGold S/A	2018	BS40, BS41,BS48-BS5,1 BUS58 - BUS65, BUS67 – BUS76, SA01 – SA10, SA12 – SA24, SA26 – SA28, SA32	51	23 847.16	NQ
NXGold S/A	2019	BS53C, BS54, MAT01 – MAT09, SA25, SA29 -SA31, SA33-SA36, SA38 – SA63	45	21 208.35
TOTAL			412	116317.76

Table 20 - Underground Drilling Summary

UNDERGROUND DRILLING
Company	Year	Hole IDs	Number of Holes	Meters	Core Size
Caraíba S/A	2012	BP1002,BP1E01,BP1E02,BP1E03,BP1E04,BP2001,BP2002,BP2003,BP2004, BP2005,BP2006,BP2007,BP2008,BP2009,BP2010,BP2011,BP2012,BP2013,BP2014, BP2015,BP2015A,BP2015B,BP2016,BP2016A,BP2017,BP2017A,BP2017B,BP2018, BP3001,BP3002,BP3002 A,BP3003	32	1 895.06	NQ/BQ
NXGold S/A	2013	BP3003A,BP3003B,BP3007,BP3013,BP3013A,BP3013B,BP3014,BP3014A,BP3015, BP3015A,BP3015B,BP3016,BP3017,BP3017A,BP3017C,BP3017D,BP3018,BP3019, BP3020,BP3022,BP3022A,BP3023,BP3024A,BP3025,BP3026,BP3027,BP3028, BP3029,BP3029A,BP3031,BP3032,BP3033,BP3034,BP3034A,BP3035,BP3040, BP3041,BP3041A,BP3041B,BP3042,BP3043,BP3044,BP3045,BP3052,BP3053, BP3054,BP4002,BP4002A,BP4003,BP4004,BP4005,BP4006,BP4007,BP4010,BP4011A, BP4012,BP4013,BP4014,BP4015,BP4015A, BP4016,BP4017A,BP4018,	63	4 893.49	NQ/BQ
NXGold S/A	2014	BP3046,BP3047,BP3048,BP3049,BP3050,BP3051,BP3055,BP3055A,BP3056, BP3057,BP 3058,BP3059,BP3060, BP3061, BP3062,BP3063,BP3064,BP3064A,BP3065, BP4021,BP4022,BP4023,BP4024,BP4025,BP4026,BP4027,BP4028,BP4029,BP40 30	29	2 752.26	NQ/BQ
NXGold S/A	2015	BP3046,BP3047,BP3048,BP3049,BP3050,BP3051,BP3055,BP3055A,BP3056, BP3057,BP3058,BP3059,BP3060,BP3061,BP3062	15	1 781.41	NQ/BQ
NXGold S/A	2019	BSUG01 – BSUG08	8	1 315.14	NQ/BQ
TOTAL			147	12 637.36

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

10.1	Nova Xavantina Mineração Ltda. (1995)

In 1995 Nova Xavantina Mineração Ltda. tested the extension of mineralized veins to a maximum depth of 200 metres below surface. Drilling was completed by the company GEOSOL who drilled 8 diamond drill holes for a total of 2,306 metres in the Brás and Buracão sectors, including one drill hole testing the continuity between the two veins.

The sampling method and approach used by Nova Xavantina Mineração Ltda in 1995 is unknown and the core is not available.

10.2	Mineração Caraíba S/A (2007-2014)

Mineração Caraíba S/A drilled a total of 204 surface diamond drill holes totaling 41,134 meters and 32 underground drill holes totaling 1,895 meters in the period from 2007 to 2014. These holes were drilled to a vertical depth of approximately 380 meters below surface in the Brás vein and to a vertical depth of approximately 200 meters below surface in the Buracão vein. All surface drill holes were drilled using NQ size and underground drill holes were drilled using NQ and BQ size.

Collar locations were measured using differential GPS with a precision of less than 1 centimeter by surveyors from the mine. Borehole deviation data was collected at intervals of 3 meters with a Maxibor tool for the surface drill holes and with an EZ-track tool for the underground drill holes.

10.3	NX Gold (2013-2014)

After the property was transferred to NX Gold, the company drilled a total of 22,008 meters in 80 surface diamond drill holes and a total of 7,645 metres in 92 underground diamond drill holes. The drilling tested the Buracão vein to a depth of 240 meters below surface and the Brás vein to a depth of 420 meters below surface. All surface drill holes were drilled using NQ size and underground drill holes were drilled using NQ and BQ size.

Collar locations were measured with a precision of less than 1 centimeter by surveyors from the mine. Borehole deviation data was collected at intervals of 3 meters with a Maxibor tool for the surface drill holes and with an EZ-track tool for the underground drill holes. The drilling program consisted of infill drilling and drilling at depth to evaluate the depth extension of the two veins.

10.4	NX Gold (2015)

In 2015 NX Gold drilled a total of 5,814 metres in 24 surface diamond drill holes and 1,781 metres in 15 underground holes. All surface drill holes were drilled using NQ size and underground drill holes were drilled using NQ and BQ size. Only 5 surface drill holes in the Buracão sector and 2 surface drill holes in the Brás sector drilled in 2015 are used in the current resource calculation.

Collar locations were measured with a precision of less than 1 centimeter by surveyors from the mine. Borehole deviation data were collected at intervals of 3 meters with a Maxibor tool for the surface drill holes and with an EZ-track tool for the underground drill holes. The drilling program consisted of testing the extension of the Brás vein to a depth of 440 metres below surface and the Buracão vein to a depth of 320 metres below surface.

10.5	NX Gold S/A (2018 and 2019)

In the 2018 / 2019 exploration program NX Gold drilled a total of 45,055 metres in 96 surface NQ-size diamond drill holes plus an additional 8 underground holes (total of 1,315 meters, both NQ and BQ-sized). The 2018 and 2019 drill holes were used in the current resource estimate. The primary objective of this drilling was the discovery and delineation of a new mineralized vein – Santo Antonio.

Collar locations were measured with a precision of approximately 1 centimeter by survey. Downhole deviations were monitored during drilling using a DeviShot tool to control and, if necessary, compensate for drift. After completion of drilling, all boreholes were surveyed at 3-meter intervals with a DeviShot tool.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

11.0	SAMPLE PREPARATION, ANALYSES, AND SECURITY

In drilling programs undertaken by both MCSA and NX Gold, a combination of an external laboratory, ALS Chemex Laboratories (ALS Chemex), and the NX Gold Mine laboratory were used for sample preparation and analyses. ALS Chemex sample preparation was performed in Goiânia, Brazil then sent to Chile to be assayed for gold using a fire assay procedure and atomic absorption finish on a 50-g charge (ALS Minerals code AA25). The management system of the ALS Minerals group of laboratories is accredited ISO9001:2000 by QMI Management Systems.

A brief synopsis of the sampling, analyses and security for each of the drill programs has been provided below. Only information from the 2015 and 2019 drilling campaigns undertaken by NX Gold has been used in the determination of the current Mineral Resource estimate.

11.1	Historical Sampling (1995)

The drillhole sampling preparation, analyses, and security procedures utilized by Nova Xavantina Mineração Ltda during 1995 are unknown. There is no core remaining from this drilling program.

11.2	Mineração Caraíba Sampling (2007-2012)

All selected core samples were assayed for gold using fire assay procedures. The analyses were performed in the NX Gold laboratory and at the ACME Labs when needed. The sampling and operational procedure are described in Chapter 9.

11.3	NX Gold Sampling (2013-2015)

All selected core samples were sent to the NX Gold laboratory. On a few occasions, the samples were sent to ACME Labs or SGS GEOSOL, both are independent of the Company. The sampling and operational procedures are described in Chapter 9.

11.4	NX Gold Sampling (2018-2019)

All selected core samples were sent to the ALS laboratory, which is independent of the Company. In rare events, the core samples were analyzed at the NX Gold laboratory, however those assay data were not included in the database for the 2018/2019 campaign, and those samples were reanalyzed at the ALS laboratory. The sampling operational procedure is described in Chapter 9.

11.5	Quality Assurance and Quality Control Programs for 2013 to 2019 Exploration Programs

In 2013, NX Gold implemented QA/QC procedures to verify the use of exploration datasets used in estimating Mineral Resources and evaluating exploration potential. These include written field procedures and independent verifications of aspects such as drilling, surveying, sampling and assaying, data management, as well as database integrity.

Analytical control measures include both internal and external laboratory control checks implemented to monitor the precision and accuracy of the sampling, preparation, and assaying, as well as prevent sample mix-up and to monitor contamination of samples. Assaying protocols involve regular duplicate and replicate assays and insertion of quality control samples. Check assaying is performed as an additional reliability test of assaying results and includes the routine re-assaying a set number of rejects and pulps at a second umpire laboratory.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

11.5.1	Soil Sampling Analytical Quality Control

NX Gold analytical quality control for soil sampling was carried out using a QA/QC control program that meets generally recognized industry best practices. NX Gold has used the integration of blank and standard reference sampling, as discussed in greater detail below.

Laboratories that conducted the assaying were SGS GEOSOL, ACME Lab, and rarely the NX Gold laboratory.

Prior to 2014 there was no analytical quality control for soil sampling.

11.5.2	NX Gold Analytical Quality Control

The exploration work conducted by NX Gold since 2014 has been carried out using a QA/QC program in accordance to industry best practices. Standardized procedures were used in all aspects of the exploration data acquisition and management including surveying, drilling, sampling, sample security, assaying, and database management.

NX Gold has included analytical quality control measures as part of the routine standard core sampling procedures since 2014 and, in addition, has used the integration of blank and standard samples allowed for the verification of fire assay analysis in the laboratory.

Analytical quality control measures for the 2014, 2015, 2018 and 2019 drilling programs consisted of inserting quality control samples (comprised of both blank and standard reference material) within all sample batches submitted for assaying. The control samples were inserted at the frequency of 1 gold certified reference material every 20 samples and 1 blank sample every 20 samples. The company also requested that the laboratory prepare a duplicate sample every 20 samples.

NX Gold used certified reference materials procured from ROCKLABS and ITAK (Table 21). During the course of the 2014 to 2019 soil, rock chip and drill campaigns a total of 715 blank, 539 duplicate and 618 standard samples were analyzed.

Table 21 - Analytical data table showing quantities of blank, standard and duplicate samples.

	Year	Blank	Duplicate	Standard	Standard Type
	2014	47	36	46	ROCKLABS (OxC88, OxD108, OxE86, SG66, SJ80)
Soil	2015	25	13	25	ROCKLABS (OxG103, SG66, SI64,SJ80)
	2014	18	8	17	ROCKLABS (OxC88, OxD108, OxH112, SG66, SH69,SJ80)
Rock Chip	2015	8	4	7	ROCKLABS (OXG103, SI64, SJ80)
	2018 – 2019	104	107	87	ITAK (ITAK-527, ITAK-567, ITAK-586, ITAK-591)
	2011	5	5	5	ROCKLABS (SL51, SK52)
	2012	33	33	33	ROCKLABS (SK52,SJ53, SK62, SI64, SH55, SL51, SH41)
	2013	90	84	88	ROCKLABS (SG56, SG66, SK62)
Drilling	2014	59	42	88	ROCKLABS(OxD108,SG66,SJ80, SK78)
	2015	188	105	114	ROCKLABS (OxG103, SJ80, SK78, SI64)
	2018 - 2019	138	102	108	ITAK (ITAK-527, ITAK-567,ITAK- 586, ITAK-591)
TOTAL		715	539	618

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

11.6	Sample Security

The sample security procedures for the pre-2013 sample preparation, analyses and transportation is unavailable. However, all drill core, including the remaining half core of the sampled intervals, are stored in an orderly fashion at a secure facility at the NX Gold Mine. It should be further noted that no pre-2013 samples were used in the determination of the current Mineral Resource estimate.

For the exploration conducted by NX Gold in 2015, 2018 and 2019, all drilling assay samples were prepared by NX Gold personnel. Where applicable, sample batches were shipped from the property to the ALS Minerals laboratory in Goiânia by a reliable third-party transportation company, trusted by NX Gold.

The core sample batches from NX Gold’s drilling were typically shipped either the same day or the day following the completion of the sampling. Samples awaiting transport were assembled in an area of the core shack until they were ready to be taken to ALS Minerals for preparation and assaying. The core shack was locked after hours and the samples were secured at all times, from splitting to delivery to the laboratory by an NX Gold employee. Transportation of the samples from the property to ALS Minerals was performed by a reliable transportation company trusted by NX Gold.

11.7	Verifications by GE21

In order to validate the data for use in the current Mineral Resource estimate, GE21 selected a series of QA/QC samples from those performed by NX Gold. The set of samples was taken from the current Mineral Resource estimate and corresponds to samples taken from the 2018-2019 drilling campaign.

The results of the blank, duplicate and standard control samples are discussed in the following sections.

11.7.1	Blanks

Figure 19 shows the result of the blank sample analysis for drill hole and channel samples. All results were within the acceptance limit of 0.05 ppm Au. No contamination problems were detected in the samples and chemical analyses.

The blank sample results were demonstrated to be within the acceptance limits for the classification of Mineral Resources at the NX Gold Mine.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Figure 19 - Blank sample analysis for drill holes and channel samples

11.7.2	Standard Sample Analysis

Figure 20 to Figure 23 present the results for the standard sample analysis for both drill hole and channel samples. The majority of the standard samples demonstrate results within two standard deviations of the mean.

The results for the ITAK-527 samples demonstrated results with a high percentage inside two standard deviation limits, but with the average grade showing bias towards lower-grade

The results for the ITAK-586 samples demonstrated results with a moderate percentage inside two standard deviation limits with an average grade showing bias to higher-grade.

The results for the ITAK-567 and ITAK-591 samples are inside acceptance limits without relative biases.

The standard sample results were considered to be within the acceptance limits for the classification of the current Mineral Resources at the NX Gold Mine.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Figure 20 - Standard sample analysis - MRC-ITAK-527 for drill hole and channel samples

Figure 21 - Standard sample analysis - MRC-ITAK-567 for drill hole and channel samples

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Standard - ITAK-586
Au (ppm)
2.5000
2.0000
1.5000
1.0000
0.5000
0.0000
17/01/2018
31/05/2018
31/05/2018
31/05/2018
30/06/2018
07/07/2018
14/08/2018
26/09/2018
22/10/2018
30/11/2018
18/12/2018
25/01/2019
19/02/2019
06/03/2019
16/03/2019
28/03/2019
05/04/2019
18/04/2019
29/04/2019
07/05/2019
17/05/2019
31/05/2019
13/06/2019
02/07/2019
10/07/2019
17/07/2019
Date
Result_Au_ppm
Mean
Mean + SD
Mean - SD
Mean + 2SD
Mean - 2SD
Mean + 3SD
Mean - 3SD

Figure 22 - Standard sample analysis - MRC-ITAK-586 for drill hole and channel samples

Figure 23 - Standard sample analysis - MRC-ITAK-591 for drill hole and channel samples

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

11.7.3	Duplicate Samples

Duplicate samples were analyzed separately for drill core samples and channel samples. The results of the duplicate sample analysis for drill hole and channel samples are presented in Figure 24 and Figure 25, respectively. Limits for the analysis were set at 10% relative standard deviation (“RSD”).

For drill core samples, shown in Figure 24, 60% of the samples are within the 10% RSD limits, demonstrating that the accuracy of chemical analyses falls below the lower reference percentage of 80%; however, this issue can be explained by the observation that a high percentage of drill-core samples tested are low (below cut-off) grade.

The duplicates for channel samples (shown in Figure 25) show 94% of the samples are within the 10% RSD limits, and inside acceptance limits for industry standards.

Target	All - Core sample
Reference	Dupl. Pulverized
Variable	Cu
Accuracy limit	10%
Number of pairs	102

	SMP	DUP
Minimum	0.01	0.01
Maximum	56.20	68.30
Average	1.24	1.82
Median	0.05	0.05
HARD Median	14%	

Correlation Chart
y = 1.000x - 0.001
R² = 0.99
Dup
SMP
0
10
20
30
40
50
60
70
80

Quantil-Quantil Chart
Dup
SMP
0
10
20
30
40
50
60
70
80

T & H
Precision Chart
Absolute Difference
Pair of duplicates average
0.01
1
100
Média das leituras
10%
20%
30%
50%

Rank HARD Chart
HARD
RANK
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

Figure 24 - Duplicate sample analysis for drill hole samples

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Target	Channel sample
Reference	Dupl. Pulverized
Variable	Cu
Accuracy limit	10%
Number of pairs	107

	SMP	DUP
Minimum	0.02	0.02
Maximum	333.02	332.90
Average	10.23	9.71
Median	0.86	0.86
HARD Median	6%	

Correlation Chart
y = 1.000x - 0.001
R² = 0.99
Dup
SMP
0
50
100
150
200
250
300
350

Quantil-Quantil Chart
Dup
SMP
0
50
100
150
200
250
300
350

T & H
Precision Chart
Absolute Difference
Pair of duplicates average
0.01
1
100
Média das leituras
10%
20%
30%
50%

Rank HARD Chart
HARD
RANK
0%
10%
20%
30%
40%
50%
60%
70%
80%
90%
100%

Figure 25 - Duplicate sample analysis for channel samples

11.8	GE21 Comment

It is the opinion of the authors of this Report, that the data used in the current Mineral Resource and Mineral Reserve estimate, which was verified by GE21 as described in greater detail in Chapter 12, is in line with industry best practices and adequate for the purposes of this Report.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

12.0	DATA VERIFICATION

The NX Gold Mine closely monitors the analytical quality control data on a real-time basis from laboratory samples. Failures of quality control samples were investigated and appropriate actions are taken, including re-assaying of certain sample batches, if required. Where appropriate, results from re-assayed batches replaced the original assay of the failed batch.

12.1	GE21 Site Review

In addition to the blank, standard and duplicate analysis as more fully described in Chapter 11, a site review was carried out by all QPs in 2019 . NX Gold allowed unlimited access to the Company's facilities during this time.

The location of drill rigs, several survey markers, the Company’s core shed, underground mine, assay lab and plant facilities were reviewed for sampling, preparation and assay procedures.

GE21 visited the NX Gold internal assay lab and observed sample preparation procedures. Sampling preparation was found to be in accordance with industry standards and procedures, and are inside accepted limits of quality, to guarantee correct sample splitting, and avoid sample contamination.

Assaying methodology and procedures were deemed to be in accordance with industry standards. The laboratory follows national industry standard certification institute (INMETRO) rules. External monthly assaying checks are performed, and certified standard samples are applied on QA/QC procedures.

Exploration program and QA/QC sampling procedures and result analysis were found to be performed according to industry standards.

Photos of each area reviewed are shown below:

•	Drill hole survey landmark (Figure 26);

•	Drill rig site (Figure 27)

•	Drill core shed (Figure 28 and Figure 29);

•	Drilling logs (Figure 30);

•	Underground mine (Figure 31 and Figure 32);

•	Sample preparation lab (Figure 33);

•	Assay lab (Figure 34 and Figure 35);

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Figure 26 – Data verification, Drill hole collar location

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Figure 27 – Data verification, Exploration drill rig

Figure 28 – Data verification, Sampling procedures

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Figure 29 – Data verification, Gold in drill core

Figure 30 – Data verification, Drilling bulletin

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Figure 31 – Data verification, Sulfide quartz vein in underground mine

Figure 32 – Data verification, Underground mine stope

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Figure 33 – Data verification, Sample preparation lab

Figure 34 – Data verification – Internal lab QA/QC bulletin board

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Figure 35 – Data verification, assay lab

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

13.0	MINERAL PROCESSING AND METALLURGICAL TESTING

The NX Gold Mine is currently in operation and achieving metallurgical recoveries in excess of 90%. This Chapter provides an overveiw of prior testwork performed in support of mine development. The Company’s forecast recovery of 91.0% is based on actual plant performance and modeled reserve grades as set out in the production plan herein.

Prior to the transition of the NX Gold Mine to NX Gold S.A, MCSA requested that Amdel Mineral Laboratories investigate the metallurgical response of samples from the NX Gold Mine in support of its development.

The aim of the testwork was to investigate processing options and to optimise gold recovery. The test work included:

•	Sample characterisation;
•	Gravity separation;
•	Cyanide leach tests;
•	Flotation optimisation; and,
•	Bulk processing under optimised conditions.

The test work, described in greater detail below, showed that despite preg-robbing characteristics, the combination of gravity, flotation and CIL leaching resulted in overall gold recoveries of 96% being achievable at a target grind size of 106 micron (“μm”). The results of the optimization test work evaluating varying process routes is shown below in Table 22.

Table 22 - Processing Route results.

	Au Cale	Gravity	Float	Gravity	Process
	Head	Con 1	Con	Con 2	Recovery
Processing Route	(g/t)	(dist %)	(dist%)	(dist%)	(%)
Gravity- Float (regrind cons) - CIL - Gravity Float tails	2.44	73.0	24.9	1.0 1	96.4
Gravity - Deslime - Float (regrind cons) - CIL	2.58	70.2	16.3	-	86.6
Gravity-Float (regrind cons) - CIL	2.41	71.4	25.7	-	96.0
Gravity-GIL	3.11	66.1	-	-	96.2

Additional evaluation showed that a simple gravity/CIL circuit resulted in similar recoveries as gravity, flotation, followed by CIL of the flotation concentrate. Kerosene addition of 3kg/t was required to optimise CIL recovery from the float concentrate. Regrinding the flotation concentrate, from 106μm to 30μm, resulted in an additional 1% gold recovery.

13.1	Metallurgical Test work

13.1.1	Sample Characterisation

A sub sample of the Nova Xavantina/Araés Composite was assayed in duplicate to determine the head grade. A summary of these results can be found in Table 23.

Table 23 - Assayed Head Grades.

					As	S

Assay	Au (g/t)				(ppm)		Org C (%)
Original	3.55	3 .11	4.04	2 .00	21	8700	0.48
Duplicate	5.36	2.40	2.81	-	19	8800	0.49

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
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In initial characterization work, the gold grade in the Nova Xavantina/Araés Composite ranged from 2.00g/t to 5.36g/t while the average grade was 3.32 g/t. The discrepancy indicated the presence of coarse gold in the sample. In addition, significant amounts of organic carbon were found to be present in the sample (approximately 0.5%), indicating that preg-robbing was likely to occur in leaching stages.

ICP analysis was also conducted on the composite sample, as shown below in Table 24. The assay data indicated significant quantities of lead were present, approximately 0.14%, while only trace quantities of arsenic and antimony were present.

Table 24 - ICP Composite Characterization

Element	Unit	Detection Limit	Assay
Ag	ppm	0.5	3 .25
Pb	ppm	1	1385
As	ppm	1	20
Sb	ppm	0.2	3 .5
Fe	%	0 .01	1.56
Si	%	0.1	43.95
CO2%		0.1	1.05
Tot C	%	0 .01	0 .77
Na	%	0 .01	0.01
Mg	%	0 .01	0 .295
Ca	%	0 .01	0.58

13.1.2	Sequential Leach

For sequential leach test work, a 1kg composite sample charge was ground to 80% passing 106μm, and subjected to a sequential leach analysis, involving gravity concentration, leaching of the concentrate and tails, followed by a regrind and re-cyanidation step, and finally aqua regia digestion to determine final recoveries.

High final tail gold grades, and lower than expected recovery from the first three stages of the diagnostic test, indicated that preg-robbing may have occurred. To confirm this, a portion of the tailings from the reground intense cyanidation test were subjected to acetonitrile leaching, followed by roasting for 2 hours at 900°C to remove the carbonaceous component. The roast residue was then subjected to aqua regia digestion.

Based on the acetonitrile leaching, it was determined that only 1% of the gold was found to have preg-robbed in the first two stages. Recovery in the aqua regia digest was significantly higher on the roasted product, indicating that carbonaceous material was interfering with the aqua regia digestion, which is a known phenomenon, whereby the gold chloride produced can be reduced to metallic gold by the natural carbon in the ore.

In summary, the diagnostic test work indicated:

•	57% gold is gravity recoverable;
•	29% gold is recoverable by Carbon in Leach (“CIL”) (with slight benefit from regrinding);
•	5% of the gold is refractory gold associated with sulphides; and,
•	7% of the gold is associated with silica or silicates.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
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Table 25 - Diagnostic leach summary results.

Diagnostic Step	Au Dist'n	Acetonitrile Leach	After Roasting	Generic Mineral Associations
Gravity / Amalgam	57%			Free gold
Intense Cyanide Leach	28%			Partially liberated gold and gold accessible by cyanide
Intense Cyanide Leach after grinding	0%	1%		Fine encapsulated gold
Aqua Regia Soln	1%		5%	Gold associated with sulfides
Aqua Regia Res	13%		7%	Gold encapsulated in fine grained silicates

13.1.3	Preg-Robbing Factor Tests

Preg-robbing factor (“PRF”) tests were conducted on whole ore samples, as well as rougher flotation concentrate from the sequential leach test work. The test involved subjecting the pulverized sample to a 40 mg/L gold solution for 1 hour. %PRF is expressed as the percentage of gold in solution that was removed by the ore.

Table 26 - Preg-robbing factor test summary.

Sample	% solids	% PRF
Whole ore	23	5.0
Whole ore	15	2.2
Rougher con	33	80.1

The results of the tests confirmed that the whole ore sample exhibits mild preg-robbing characteristics, with the flotation concentrate having significantly stronger preg-robbing properties, likely due to the concentration of organic carbon into the flotation concentrate (refer to float test data where total organic carbon (“TOC”) levels ranged from ~4 to 5% in the concentrates).

13.1.4	Whole Ore Leaching

A bottle roll cyanide leach test was conducted on whole ore composite sample at a grind size of 80% passing 106 μm. Figure 36 shows the recovery plateaus at 8 hours, then slowly declines to 24 hours. This indicates that a portion of the leached gold is being lost to the carbonaceous component of the ore.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
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Figure 36. Results from bottle roll tests.

Whole ore CIL tests were conducted at three grind sizes to determine the relationship between recovery and grind size. The test conditions are summarized as follows:

•	33 g/L Activated Carbon;
•	750 ppm NaCN initial dose;
•	500 ppm NaCN maintained;
•	pH 10-10.5 adjusted with Lime;
•	40% Solids;
•	Dissolved Oxygen > 10 ppm; and,
•	48 hour total leach time.

Test work demonstrated that gold recoveries increased with finer grind size, as illustrated in the results tabulated below. Where the use of fresh carbon was employed, higher recoveries were achieved compared with the use of “aged carbon” (test CIL1.4). It is hypothesized that the aged carbon had less ability to counter-act the natural adsorption properties of the ore and this became an important process design consideration.

Table 27 - Summary of whole of ore leach tests.

			Gold
Test Parameter	Leach Test	Grind Size (µm )	Recovered (%)	Residue (g/t)	Calc Head (g/t)	Assay Head (g/t)
Grind Size	CIL 1.1	106	93.0	0.23	3.27
Grind Size	CIL 1.2	75	94.8	0.12	2.25	3.32
Grind Size	CIL 1.3	53	96.1	0. 12	3.09
Aged Carbon	CIL 1.4	106	87.8	0.41	3.37

13.1.5	Flotation Optimisation

Flotation test work was conducted on 1kg charges under the following conditions:

•	2.5L flotation cell
•	750 RPM
•	100 g/t PAX
•	30-60 g/t IF50 as required
•	14.5 minutes cumulative flotation time

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
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A total of 7 rougher flotation tests were performed, examining the effect of grind size, copper sulfate addition and desliming on gold recovery. Table 28 summarises the results obtained.

Table 28 - Summary of Flotation Test Results.

						Gold
Test Number	Grind Size (µm )		CuSO4 Addition		Mass Pull(%)	Recovery (%)	Con. Grade (g/t)	Residue Grade (g/t)	Calc Head (g/t)
1. 1	106		-		6.85	97.6	50.88	0.09	3.57
1.2	75		-		7.13	98.6	40.17	0.05	2.91
1.3	53		-		8.06	98.6	32.35	0.04	2.64
1.4	106 (deslimed)	†	-		4.80	89.1	59.51	0.07	3.59
1.5	150		50	g/t	7.36	97.3	36.73	0.08	2.78
1.6	212		50	g/t	7.65	97.9	35.82	0.07	2.80
1.7	106		50	g/t	7.14	98.8	44.70	0.04	3.23

The flotation test work results demonstrated that the samples were amenable to beneficiation by flotation, with greater than 97% of gold recovered into the flotation concentrate. Test 1.4 was conducted on a de-slimed flotation feed and showed significant losses of gold (approximately 9%) to the slimes fraction.

13.1.6	Gravity Grind Optimisation

Two 1kg lots were ground to different grind sizes and passed once through a Knelson concentrator to determine the optimum grind size for gravity separation. The results of the tests are summarized in Table 29. The results indicated that the samples were highly amenable to gravity recovery, with gold recoveries ranging from 65.1 to 77.9% into the gravity concentrate.

Table 29 - Results of gravity testwork

	Gravity Concentrate				Head Grade (g/t)
Grind Size	Recovery		Grade	Gravity Tails	Calculated	Assayed
p80 (µ m)	Mass(%)	Au(%)	Au (g/t)	Grade (g/t)	(g/t)	(g/t)
150	3.24	77.9	65 .3	0.62	2.72
106	2 .95	67.2	61.2	0.73	2 .51	3 .32
75	2 .12	65.1	65.2	0.76	2 .12
53	1.20	68.7	121	1.09	2 .54

13.1.7	Bulk Composite Test work

Three process routes were evaluated at a selected optimum grind size of 106 μm. The process routes evaluated were:

•	Test 1: Gravity, Rougher Flotation, CIL of concentrate, Gravity separation of flotation tails.
•	Test 2: Gravity, Deslime, Rougher Flotation, CIL of concentrate, Gravity separation of flotation tails.
•	Test 3: Gravity, CIL of gravity tail.
•	Test 2.1: Repeat of Test 2; non-deslimed Kerosene addition optimization.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
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Results of the bulk composite testwork program indicated that Knelson gravity recovery of 106 μm feed is approximately 67% at a 1% mass pull. As was noted previously, high intensity leach tests on the gravity concentrate resulted in gold recoveries from gravity concentrate of approximately 98%.

Subsequent flotation of the gravity tails without desliming was able to further recover approximately 25% of the gold, leaving between 1.5% and 3.0% of the gold in the flotation tails.

Recovery of gold from the flotation concentrate improved with regrinding, to a recovery of 90% after a 15 minute regrind (P80 after a 15 minute regrind of 30 μm).

Kerosene addition for optimization on the CIL test work conducted on non-deslimed flotation concentrates indicate that 3 kg/t of kerosene was sufficient to passivate the naturally occurring carbonaceous material that reported to the flotation concentrate.

Table 30 below shows the deportment of the gold into different concentrate streams in each 10 kg test, along with calculated gold head grade, and overall process recovery.

Table 30 - Bulk testing summary data.

Bulk Test No.	Au Calc Head (g/t)	Gravity Con 1 (dist %)	Float Con (dist %)	Gravity Con 2 (dist %)	Process Recovery (%)
2.1	2.44	73.0	25.0	1.01	96.1
2.2	2.58	70.2	16.3	-	86.6†
2.3	2.41	71 .4	25.7	-	96.0
3.1	2.95	64.2	-	-	96.2

The methods and results of the bulk composite test work is described below in greater detail.

13.1.8	Gravity – Flotation – Gravity Process Tests

For the Gravity – Flotation – Gravity tests, a 10kg sample was ground to 80% passing 106 μm and passed through a Knelson concentrator. The concentrate was leached, and the tails floated. The flotation tails were then passed through a Knelson concentrator and leached in the same manner as the first gravity concentrate. The flotation concentrate was then wet split into four, and reground for 0, 5, 10 and 15 minutes. The milled concentrate was conditioned for 30 minutes with 33 kg/t kerosene.

The excess kerosene was removed with activated carbon. The carbon was screened out, and 20 g of fresh carbon added back to the slurry. 48 h CIL tests were conducted and the final concentrate and carbon assayed to determine recovery. Table 31 summarises the key recovery data from the test.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
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Table 31 - Test concentrate grinding optimisation.

1st Pass Gravity Con Au	Assumed Gravity High Intensity Leach	2nd Pass Gravity	Assumed Gravity High Intensity Leach	Flot Con		Concentrate Grind time	CIL Recovery (%)	Overall Process Recovery
Dist	Recovery	Con Au Dist	Recovery	Au Dist	Test	(minutes)	Au	(%)
					CIL 2.1	5	90.9	94.9
73.0%	98%	1.01%	90%	24.7%	CIL 2.2	10	93.0	95.4
					CIL 2.3	15	95.9	96.1
					CIL 2.4	0	90.5	94.8

The gravity leach recovery was lower than would be expected in an Acacia leach process, so an assumed recovery of 98% and 90% was applied to the two gravity concentrates in calculating the overall process recovery.

Additional flotation concentrate was generated to perform kerosene addition optimization tests. In each case the flotation concentrate was ground for 15 minutes. In subsequent tests, gravity concentrate leach conditions were conducted using conditions that were more aligned with full scale processes. Test conditions were 50 °C, 2.5% NaCN, 0.25% LeachWELL, 0.25% NaOH, 10% solids. The leach was monitored at 1, 2, 4, 6, 8 and 24 hours. Recovery was found to be 98.0%, with the leach being essentially complete after 4 hours.

Table 32 - Concentrate kerosene addition optimization.

1st Pass
Gravity	Actual Gravity	Flot			CIL Recovery
Con Au	High Intensity	Con Au		Kerosene	(%)	Overall Recovery
Dist	Leach Recovery	Dist	Test	(k g /t)	Au	(%)
			CIL 2.8	0	72.4	89 .1
73.2%	98.0%	24.1%	CIL 2.9	3.5	90.1	93 .4
			CIL 2 .10	6.6	88.6	93.0
			C IL 2 .11	9 .12	83.4	91.8

Kerosene addition to the float concentrate leach improved gold recovery by ~18%. Optimum kerosene addition was 3.5kg/t of concentrate, with higher addition rates providing no benefits in gold recovery. Note, lower addition rates than 3.5 kg/t were not tested.

Laser sizing analysis of the CIL residues was carried out, indicating the P80 of the concentrate after a 15 minute regrind to be 30 microns.

13.1.9	Gravity – Deslime – Flotation – Gravity Process Tests

Ten kilograms was ground to 80% passing 106 microns, and passed through a Knelson concentrator. The concentrate was leached, and the tails deslimed before being subjected to flotation. The flotation concentrate was then wet split into three, and reground for 0, 7.5 and 15 minutes in a rod mill. The milled concentrate was conditioned for 30 minutes with 33 kg/t kerosene.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
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Note: this test was conducted prior to the kerosene optimization tests discussed previously. The excess kerosene was removed with activated carbon. The carbon was screened out, and 20 g of fresh carbon added back to the slurry. 48 h CIL tests were conducted and the final concentrate and carbon assayed to determine recovery.

Table 33 summarizes the key recovery data from the test.

Table 33 - Test summary data.

1st Pass Gravity Con Au	Assumed Gravity High Intensity Leach	2nd Pass Gravity	Assumed Gravity High Intensity Leach	Flot Con		Concentrate Grind time	CIL Recovery (%)	Overall Process Recovery
Dist	Recovery	Con Au Dist	Recovery	Au Dist	Test	(minutes)	Au	(%)
					CIL2.5	0	59.3	81.0
70.2%	98.0%	0.74%	90%	19.6%	CIL2.6	7.5	76.8	84.5
					CIL2.7	15	86.4	86.4

13.1.10	Gravity – Leach Process Tests

Ten kilograms was ground to 80% passing 106 micron and passed through a Knelson concentrator. The concentrate was leached at 50 °C, and the gravity tails split into 9 samples approximately of 1.1 kg each. CIL tests were conducted with interim and final solids sampling and the final and carbon assayed to determine recovery kinetics. Table 34 summarizes the key recovery data from the test.

CIL tests showed that recovery of gold proceeded rapidly, with maximum recoveries achieved in as little as 4 hours. Subsequently recovery appeared to decline significantly, however this may well be an artifact of interim sampling. Lead nitrate dosed at 1 kg per tonne appeared to have a deleterious effect on final gold recovery.

Table 34 - Test Knelson Tail CIL Summary Data.

Gravity Con Au	Actual Gravity High Intensity Leach	Gravity Tall Au		Total Leach Time	Initial CN: Test CN	Cyanide Consumption	CIL Recovery (Au)	Overall Recovery
Dist	Recovery	Dist	Test	Hours	ppm	kg/t	%	%
			3.1.2	24	750:500	1.14	82.67	92.6
			3. 1.3	24	500:250 lead nitrate	1.02	73.39	89.3
			3. 1.4	24	500:250	0.92	80.63	91.9
			3.1.5	8	1250:1000	1.23	92.72	96.2
			3.1.6	8	1000:750	0.86	91.24	95.7
			3.1.7	8	750:500	0.75	90.73	95.5
			3.1.8		1000:750
64.2%	98.2%	35.8%		6	1110g/t Au on carbon	0.49	86.95	94 .2
					40 kg/I Carbon
			3. 1.9		1000:750
				6	1110g/t Au on carbon	0.64	85.96	93.8
					60 kg/t Carbon
			3.1.10		1000:750
				6	1110g/t Au on carbon	0.56	88.07	94.6
					20 kg/t Carbon

Final gold recovery increased with increasing cyanide levels, however cyanide consumption rose by 0.47 kg/t between test 3.1.5 and 3.1.7, while overall gold recovery increased by 0.03 g/t.

It was found that extended leach times had a deleterious effect on recovery, as shown by Figure 37 below representing gold recovery in the first three 24h CIL tests.

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Figure 37. Comparison of 24h leach tests.

The results suggest that the addition of lead in 3.1.3 results in an increase in preg-robbing. Given the natural content of lead in the ore, this may explain the observed decrease in calculated recoveries between 8 and 24 hours.

Further tests were conducted with an 8 hour residence time, with kinetic recovery data presented below in Figure 38.

Figure 38. Comparison of 8h leach tests.

The highest cyanide addition test (3.1.5) appears to have had the lowest losses of gold, while at the lower addition rate (3.1.7), losses appear to have been significant.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

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The 8 hours tests provide a level of confidence in the interim data for the 24 hour tests, and show that leaching was essentially complete after only two hours using an initial cyanide dose of 1000 ppm.

A further three CIL tests were conducted at 20, 40 and 60 kg/t of carbon preloaded to 1110 g/t Au and employing a shorter residence time of 6 hours (Figure 39).

Figure 39. Comparison of 6h leach tests.

Differences in the kinetics of each test are explained by interim sampling error. By comparison to recoveries achieved using fresh carbon, the leach recovery decreased by approximately 4%.

13.1.11	Gravity Test – Santo Antônio

The gold mineralization in the Santo Antônio vein is, like elsewhere in the NX Gold Mine, associated with sulphides, containing between 2% to 8% total sulphides, mainly pyrite and galena, with minor chalcopyrite, bornite, pyrrhotite, and sphalerite. Similar to previously mined ore bodies, high gold grades are generally associated with high concentration pyrite and galena.

In order to evaluate the metallurgical performance of the Santo Antonio vein, the Company conducted gravity concentration tests. A composite sample was taken from 9 drillholes from within the current Mineral Reserves of Santo Antonio. The average gold grade of the composite sample was 8.44 g/t gold.

The gravity tests were conducted in a bench-scale Falcon concentrator, model L40, shown in Figure 40.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

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Figure 40 - Falcon Concentrator L40 - Laboratory Size

The sample preparation process and laboratory testing flow-sheet is depicted below in Figure 41.

Figure 41 - Test work block diagram

During the gravity concentration test work, the laboratory set conditions aimed to mirror that of previous test work and simulate actual plant performance.

•	Slurry flow:	5.0 liters per minute

•	Solids Concentration:	25%

•	G-Force:	150 G

•	Duration:	2.0 minutes

•	Flush Water:	12.0 liters per minute

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Results of the Santo Antonio test work is shown below in Table 35.

Table 35 - Gravity test work results

		Au Grade (g/t)	Mass Distribution (%)	Au Distribution (%)	Enrichment Factor
	Feed	8.44	100.0	100.0
Sample 1	Concentrate	142.82	3.75	63.5	26.6
	Tailings	3.2	96.25	36.5

The Santo Antonio vein sample tested showed similar gravity concentration response to that of samples tested in Brás and Buracão veins and in current operations.

Santo Antônio has the same structure, lithology and mineralogy of the ores in the other ore bodies (Brás and Buracão), and based on the gravity concentration results, it is assumed that the metallurgical recovery for the Santo Antonio ore will be similar with past performance of the plant. This assumption is corroborated by the operational results of tests, subsequent to the Effective Date, when Santo Antonio development ore was blended ore from Buracão and Brás veins during regular operation.

13.2	QP Opinion

The recovery rates for the Santo Antônio ore are based on the extrapolation of test work conducted for Brás and Buracão ores, and actual operational performance.

The gravity test work, using the Santo Antônio ore, indicates a similar recovery to that of current plant performance, where gravity recovery averages 73.4%. A boxplot of the metallurgical recoveries achieved by unit operation during 2018 (Figure 42) shows modeled variability for the Santo Antônio ore, based on the historical plant performance.

Figure 42 – Boxplot, Metallurgical Recovery by Unit Operation

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

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The authors of this Report recommended the development of a comprehensive sampling and test work campaign for all processing phases: gravity, flotation and CIL, to validate this assumption. Grinding curves (time x P80) and sensitivity to P80 should be investigated, as well as the influence of preg-robbing behavior that may impact metallurgical recovery.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

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14.0	MINERAL RESOURCE ESTIMATES

14.1	Database

GE21 received data from NX Gold in table in text file format (".CSV") that detailed the results of sampling and survey works conducted at the NX Gold Mine. These files included X and Y coordinates, dimensions, final depth of the drill holes, geological description of the drilling intervals, thickness of the sampled interval, chemical analysis of the mineralized grades, as well as measurements of borehole deviation and density. Data collected from underground channel samples was also included in the database.

A database with available data was created in MS-Access format and was named db_nxgold_ago2019.mdb. This database contained the data summarized in Table 36.

Table 36 - NX Mine Database Summary

Summary	Drilling Campaign pre-October de 2016	Drilling Campaign 2018/2019	TOTAL
Number of Drill holes	462	104	559
Total Length (m)	86,340	46,370	132,710
Number of Sample Assays	12,829	1,391	14,220
Number of Underground Channel Sample Lines	2,217	1,787	4,004
Total Length of Channels (m)	8,944	2,072	11,016
Number of Channel Samples	19,085	2,983	22,068

An automatic validation was performed in the project database using the Geovia Surpac software database audit tool. This tool validates:

•	Final Depth - Validates if the final depth in the Sampling, Geology and Survey tables does not exceed the value set as maximum depth in the Collar Table;

•	Overlapping - Validates whether there is an overlap between sample intervals in the same drill hole;

•	Collar - Validates if all key information such as coordinates, and final depth are complete.

GE21 validated the database using Geovia Surpac 6 software and did not find any errors or inconsistencies in the database.

14.2	3D Model

The 3D model for the mineralization of the NX Gold Mine (grade shell) was generated based on drilling sampling and underground channels with grades above 1.40 g/t Au. This grade was selected because it was used as a cut-off in a short-term model created for the shallower portion of the Brás vein. Low grades inserted between samples of high grade were included in the 3D model and the internal dilution was assumed as part of the mineralization zone.

Horizontal sections were generated in channel samples at sampled mining sub-levels as well as in drill hole sample data. Figure 43 shows the drill holes, channel samples, and channel lines with interpreted horizontal sections. Figure 44 presents a detail of section A-A' with Au contents in ppb. Part of the short-term 3D model of the Brás body for the shallower portion of the mine was added to the model and the lower level data was modeled using Geovia Surpac 6.8 software. Drilling intersections were modeled on Brás, Buracão and Santo Antônio targets (Figure 45). Matinha Target was modeled using Leapfrog software.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

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A topographic divergence in the elevation, identified in the 2018 Technical Report, within the Brás and Buracão veins is still found in the database. It is recommended that NX Gold investigate the origin of this divergence to validate the integrated topographic base on surface and underground for exploration and interpretation purposes.

E
W
Brás Target
A
A'
100
0
-100
-200
69650E
69550E
69450E
69350E
69250E
69150E
69050E

Figure 43 – Front view (looking south) of Brás vein with interpreted horizontal section as lines

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

A
A'
db_nxgold_ago2019
assay
Au_ppm
0 - 0.5
0.5 - 1
1 - 1.4
1.4 - 8
8 - 800

Figure 44 – Detail of frontal view (looking south) of Brás vein with interpreted horizontal section (detailed view of larger image shown in Figure 43).

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Figure 45 – Grade shells wireframes for the primary NX Gold project targets. Colors denote different targets for ease of reference only.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

14.3	Block Model

A block model was created for the Mineral Resource estimate using the parameters set out in Table 37. The block model was created in Geovia Surpac software Version 6.8.

Table 37 - Block model dimensions

	Y	X	Z
Minimum coordinates	8380750	337780	-630
Maximum coordinates	8383100	340680	350
Parent block sizes (m)	10	10	2
Sub-block sizes (m)	2.5	2.5	0.5
Rotation (°)	-	-	-

Each block of the model was characterized by a series of attributes, as described in Table 38.

Table 38 - Attributes of the NX Gold block model

Attribute Name	Type	Description
au_ppm_krig	Float	Au (ppm) resource
density	Float	Density (g/cm3)
dnpm	Integer	Tenement: 1=NX Gold Area
mining	Integer	0=mined; 1=unmined
rec_class_a	Character	Resource Class
rec_class_n	Integer	1= measured; 2=indicated; 3=inferred
target	Character	Target name by mineralization zone

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

The block model classified by target name stored in the "target" attribute is shown in Figure 46.

Figure 46 – Block model classified by target name

14.4	Sample Compositing

The intersections between drill holes and the 3D mineralization model were marked in the database using Geovia Surpac software 6.8 to ensure the best adherence. A table was created in the database with these intersections for the identification of the mineralized intervals to be composited.

Composition consists of standardizing the size of the sample intervals. The objective is to achieve uniform sampling, reducing the impact of random variability, and minimizing the effect of different sample sizes on the sample mean. Each standardized sample will be considered a composite. After analysis of the mean length of the sampled intervals (Figure 47 to Figure 51), it was verified that the appropriate length for the drilling samples is 0.5 m, which may vary in analysis up to 30% of the nominal length for adjusting the samples at the ends of each intersection interval in the mineralized zone.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Figure 47 – Length of samples, Brás – Zone 1

Figure 48 – Length of samples, Brás – Zone 2

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Figure 49 – Length of samples, Santo Antônio

Figure 50 – Length of samples, Buracão

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Figure 51 – Length of samples, Matinha

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

14.5	Exploratory Data Analysis (“EDA”)

The samples were assessed, following the classical statistical approach, considering the generated composites.

Isatis-Neo software was used for statistical analysis. Statistical analysis allows inference on distributions, modals and anomalous values of the studied variables, in order to assist in structural analysis (variography). Figure 52 to Figure 58 present the complete analysis of this work.

Figure 52 – EDA - Au (ppm) – Brás Zone 1

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Figure 53 – EDA - Au (ppm) – Brás Zone 1 – High Grade Population

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Figure 54 – EDA - Au (ppm) – Brás Zone 2

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Figure 55 – EDA - Au (ppm) – Buracão Zone 1

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Figure 56 – EDA - Au (ppm) – Buracão Zone 2

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Figure 57 – EDA - Au (ppm) – Santo Antônio

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Figure 58 – EDA - Au (ppm) – Matinha

After the statistical analysis of the composite sample set was complete the maximum value to treat outliers, commonly known as the cap, is best defined at the following levels:

•	42.0 g/t Au for the Brás zone 1 and Brás Zone 2 deposits;

•	100.0 g/t Au for both the Brás Zone 1 – high grade and Santo Antônio zones; and,

•	200.0 g/t Au for the Buracão deposit.

Capped values were applied to the composited assays. No outlier treatment was applied to Matinha composites due to the low gold grades and limited number of samples in the current Mineral Resource Estimate.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

14.6	Variography

Geostatistics aims at two main objectives:

•	To mathematically structure the variability relationship between pairs of points in space, that is, to measure the zone of influence, and the degree and type of variability restricted to a homogeneous field.

•	To establish a model of spatial distribution of a regionalized variable with a measure of the accuracy of its estimate.

The composite samples were analyzed in ppm (g/t) with the upper limit (Cap) applied. The results of variographic analysis made in Isatis-Neo software are presented in Figure 59 to Figure 61

A maximum range of 60 m was used for the Brás vein variogram for drill hole composites. For Buracão, maximum range was 40 m, and 70 m for Santo Antônio target. Matinha target has no sufficient samples to perform variographic analysis, so the Santo Antônio target parameters were applied to the Matinha vein for kriging.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Au_ppm – Bras
Variogram Model:
Nugget Effect = 200.00
Structure = Spherical
Ranges = 10 m, 4 m, 2 m
Sill = 90.00
Structure = Spherical
Ranges = 60 m, 30 m, 8 m
Sill = 130.00

Anisotropy Rotation = [Bearing= 131; Plunge= 30; Dip= 24]

Normal Direction
γ(Au_ppm)
400
300
200
100
0
212
2
4
6
Distance [m]
N-7.3°,D-52.3°(Exp)
N-7.3°,D-52.3°(Model)

Reference Plane
γ(Au_ppm)
400
300
200
100
0
237497
271589
130547
181797
111582
210012
167943
22178
17210
5328
53663
18065
50
100
150
Distance [m]
N131°,D-30°(Exp)
N53.6°,D20.6°(Exp)
N131°,D-30°(Model)
N53.6°,D20.6°(Model)

Figure 59 – Variogram - Au cap (ppm) - Brás Vein

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Au_ppm – Buracão

Variogram Model:
Nugget Effect = 420.00
Structure = Spherical
Ranges = 4 m, 2 m, 0.6 m
Sill = 710.00
Structure = Spherical
Ranges = 40 m, 20 m, 6 m
Sill = 285.00

Anisotropy Rotation = [Bearing= 93; Plunge= 20; Dip= 30]

Normal Direction

Reference Plane

1 500
1 000
500
0
γ(Au_ppm)
490
15665
24585
21587
21665
15438
10091
19138
10579
16123
1460
9026
20
40
60
Distance [m]
N93°,D-20°(Exp)
N14.2°,D28°(Exp)
N93°,D-20°(Model)
N14.2°,D28°(Model)

Figure 60 – Variogram - Au cap (ppm) – Buracão Vein

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Au_ppm – Santo Antônio

Variogram Model:
Nugget Effect = 60.00
Structure = Spherical
Ranges = 20 m, 18 m, 2 m
Sill = 95.00
Structure = Spherical
Ranges = 70 m, 50 m, 7 m
Sill = 80.00

Anisotropy Rotation = [Bearing= 36; Plunge= -22; Dip= 30]

Normal Direction

250
200
150
100
50
0
γ(Au_ppm)
167
105
53
52
26
12
11
7
2
2
4
6
8
Distance [m]
N-21°,D-53.4°(Exp)
N-21°,D-53.4°(Model)

Reference Plane

800
600
400
200
0
γ(Au_ppm)
34
341
574
231
559
57
130
653
269
50
100
150
Distance [m]
N36°,D22°(Exp)
N-66.2°,D27.6°(Exp)
N36°,D22°(Model)
N-66.2°,D27.6°(Model)

Figure 61 – Variogram - Au cap (ppm) – Santo Antonio Vein

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

14.7	Grade Estimate

The Ordinary Kriging Method (“OK”) on the raw gold grade (after applying Cap values) was used to generate the grade estimate for each block within the Mineral Resource wireframe.

14.7.1	Ordinary Kriging

Ordinary Kriging Method is arguably one of the most common geostatistical methods for estimating block model grades. In this interpolation technique, the composite contributing samples are identified by a search applied from the center of each block. The weights are determined in order to minimize the statistical variance, considering the spatial location of the selected composites and the modeled variogram. Variography describes the correlation between composite samples as a function of distance and direction. The content of the weighted composite sample (in composite files) is then combined to generate the block estimate and the kriging variance.

The kriging strategy used for the NX Gold Mine Mineral Resource considered up to 4 estimation passes, each relating to the degree of confidence for each pass, as presented in Table 39.

Table 39 - Kriging Strategy

Variable	Pass	Search Distance (m)	Search Type	Minimum Number of Samples	Maximum Number of Samples

Brás, Santo Antônio and Matinha Ore Bodies
Au g/t	1	40	Ellipsoid	4	8
	2	60	Ellipsoid	4	8
	3	160	Ellipsoid	4	8
	4	>160	Ellipsoid	4	8

Ellipsoid Orientation and Anisotropy

Brás: Bearing= 131; Plunge= 30; Dip= 24;

Major/semimajor= 1.33 ;Major/Minor=6.7

Santo Antônio and Matinha: Bearing= 36; Plunge= -22; Dip= 30

Major/semimajor= 1.14 ;Major/Minor=6.7

Variable	Pass	Search Distance (m)	Search Type	Minimum Number of Samples	Maximum Number of Samples

Buracão Ore Body
Au g/t	1	27	Ellipsoid	Ellipsoid	4
	2	40	Ellipsoid	Ellipsoid	4
	3	80	Ellipsoid	Ellipsoid	4
	4	>80	Ellipsoid	Ellipsoid	4

Ellipsoid Orientation and Anisotropy

Buracão: Bearing= 92; Plunge= 1+; Dip= 30;

Major/semimajor= 1.35 ;Major/Minor=6.7

Pass 1 was estimated only with drill hole samples. Channel samples were used together with drillhole samples for steps 2, 3 and 4.

A maximum number of samples by any single drillhole of 2 was also applied in the kriging strategy.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

14.8	Mineral Resource Classification

Mineral Resource classification was based on following criteria:

•	Measured Resources: Blocks estimated in the same continuity considered in pass 1 of the kriging exclusively for drill hole samples. No resources were measured due to the lack of sample information to meet these conditions.

•	Indicated Resources: Blocks estimated in the same continuity considered in oass 2 of the kriging strategy, with drill hole and channel samples.

•	Inferred Resources: Any other block estimated within the mineralized area (pass 3 of 4), using drill hole and channel samples.

•	Classifications were revised using wireframes modeled to standardize classification zones within the resource.

•	Mined stopes were excluded to avoid Mineral Resource classification of these volumes;

Figure 62 presents the distribution of resource classification within the classified block model.

Figure 62 – Block model classified by resource category

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

14.8.1	Density (Specific Gravity):

Density results from test works stored in the drill hole database were selected inside the 3D model of the mineralized zone of the current Mineral Resource Estimate. The average values were applied to the Mineral Resource estimate block model, as presented in Table 40.

Table 40 - Block model density summary

Target	Number of Results	Average Density (t/m3)
Bras	34	2.84
Buracão	9	2.83
Santo Antônio	3	2.61
Matinha	3	2.94
Waste zone	3	2.84

14.8.2	Mineral Resource Statement

In order to determine the quantities of material with reasonable prospects for eventual economic extraction (or “RPEE”), GE21 used the grade shell method for bodies that would be mined via underground mining. The cut-off estimates took into consideration extraction costs, and a 1.90 gpt Au cut-off was applied. The main parameters used to define the underground stopes, for purposes of Mineral Resource estimation, are listed in Table 41, below:

Table 41 - RPEE Factors Used in the Current Mineral Resources Estimate

RPEE Factors	Input
Economic Parameters
Gold Price ($US/oz)	$1,900.00
Cost Parameters
Mining Cost UG Mining ($US/tonne)	$115.00
Processing Costs, including Transport ($US/tonne Run-of-Mine)	$33.00

For the blocks amenable to underground mining, GE21 used Geovia Surpac Software, conducting neighborhood analysis of each sub-block. The main geometric and economic parameters for defining the underground mine stopes are Table 42.

Table 42 - Underground Mining Geometrical Grade Shell Parameters

Stope Optimization Parameters
Cut-off	1.90 gpt Au
Waste default density value	2.83 t/m3
Minimum X axis length	1.25 m
Minimum Y axis length	1.25 m
Minimum Z axis length	1.5 m

Figure 63 illustrates the block model, highlighting blocks excluded in the current Mineral Resource due to the low prospect of meeting the RPEE criteria based on current drilling.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Figure 63 – RPEE of Deepening Target. The red blocks were excluded from the resource estimation due to the economic prospect criteria.

The detailed Mineral Resource estimate for NX Gold Mine with the effective date of August 31, 2019 is shown in Table 43 below.

Table 43 - Mineral Resource Table, NX Gold Mine 2019

Deposit		Classification	Tonnes (kt)	Au (g/t)	Au (koz)
	Zone 1	Indicated	26.3	8.32	7.0
Brás		Inferred	-	-	-
	Zone 2	Indicated	6.9	3.36	0.7
		Inferred	149.3	4.81	23.1
	Total	Indicated	33.2	7.29	7.8
		Inferred	149.3	4.81	23.1
	Zone 1	Indicated	5.8	23.08	4.3
		Inferred	-	-	-
Buracão	Zone 2	Indicated	-	-	-
		Inferred	7.7	2.77	0.7
	Total	Indicated	5.8	23.08	4.3
		Inferred	7.7	2.77	0.7
Santo Antônio		Indicated	403.7	12.53	162.6
		Inferred	164.2	11.31	59.7
Matinha		Indicated	-	-	-
		Inferred	149.0	12.15	58.2
Total		Indicated	442.6	12.28	174.7
		Inferred	470.2	9.37	141.7

1.	Mineral Resource effective date of August 31, 2019.
2.	Presented Mineral Resources inclusive of Mineral Reserves. All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.
3.	Mineral resource gold cut-off grade of 1.90 grams per tonne (“gpt”) gold. Mineral resources have been estimated using ordinary kriging inside 2.5m x 2.5m x 0.5m block sizes and minimum stope dimensions of

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

14.9	Grade Estimate Validation

14.9.1	Nearest Neighbor (“NN”) Check

The NN technique was used to validate the Mineral Resource grade estimate established by Ordinary Kriging (“OK”).

The comparison of gold grade estimates using the two techniques was performed for the Indicated resource class only due to lack of sample density in the inferred class.

The grade estimate validation was performed by comparing the results obtained from kriging and the NN estimation methods. Scatter plots and quantile-quantile plots were designed to verify no occurrences of global bias and to limit the smoothing of grade estimates within the estimated volumes.

Figure 64 presents the comparison of estimated Au (ppm) levels for NN-Check validation throughout the deposit.

The results of the NN analysis show that smoothing of the Au grade estimate by kriging is within an acceptance limit for the degree of reliability attributed to Indicated Mineral Resources and, in the opinion of the authors of this report, is in accordance with industry standards for the type of deposit.

14.9.2	Swath Plot Check

Swath Plots were used to validate the Mineral Resource grade estimate established by OK. The comparison of local gold grade estimates using the two techniques was performed for the Indicated Mineral Resource class.

The grade estimate validation was performed comparing the local average grade results obtained by OK and NN estimation methods. Line plots along three coordinate axes were designed to test of the occurrence of any local bias and the smoothing of the grade estimate locally.

Figure 65 to Figure 67 show the results of this validation analysis. The effect of local biases on the estimate are considered inside acceptance limits for Indicated Mineral Resource Class and in accordance with industry standards for the deposit type.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Project NX Gold

Target	NX Gold
Zone	Mineralization Zone
Variable	Au ppm
Ressource Class:	Indicated

Ordinary Kriging

Histogram of Au_ppm-Krig
Frequency
Au_ppm-Krig
0
100
200
300
400
500
600
700
800
15
30
45
60
75
90

N° of samples:	4743
Minnimum	0.51
Maximmum	82.53
Mean	13.63
Variance	125.19
Std. Deviation	11.19

Quantiles	
1° Quartil:	4.59
Median	10.97
3° Quartil:	19.47

NN-Check

Histogram of Au_ppm-NN
Frequency
Au_ppm-NN
0
200
400
600
800
1000
1200
1400
15
30
45
60
75
90

N° of samples:	4743
Minnimum	0.00
Maximmum	100.00
Mean	12.90
Variance	361.53
Std. Deviation	19.01

Quantiles	
1° Quartil:	1.57
Median	4.06
3° Quartil:	14.36

Correlation

Scatterplot Au_ppm-Krig vs Au_ppm-NN
Au_ppm-Krig
Au_ppm-NN
0
20
40
60
80
100

Q-Q Plot

QQ Plot
Au_ppm-Krig
Au_ppm-NN
0
20
40
60
80
100

Figure 64 – NN-Check

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Figure 65 – Swath Plot, X coordinate axis

Figure 66 – Swath Plot, Y coordinate axis

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Figure 67 – Swath Plot, Z coordinate axis

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

15.0	MINERAL RESERVE ESTIMATES

The Mineral Reserve estimates for the NX Gold Mine were prepared in accordance with CIM Standards and Guidelines.

GE21 is of the opinion that the September 30, 2019 reserves relating to the underground operations of the NX Gold Mine have been estimated in a manner that is consistent with industry best practice/

The Indicated portion of the Mineral Resource block model was used to develop the Mineral Reserve estimates after applying modifying factors, detailed below. The Mineral Reserve estimate accounts for mining dilution and mining recovery.

A cut-off grade for the Mineral Reserve estimate was calculated based on current operating costs of the NX Gold Mine, and an estimated long-term price of gold. The following parameters were used:

Table 44 - Parameters for cut-off grade definition

Parameter	Units	Value
Plant Feed	tonnes/annum	140,000
Price	USD/oz	1,350.00
Plant Recovery	%	91.0

Other modifying cost factors considered in the determination of the Mineral Reserve estimate, are shown below expressed as per tonne of ore mined and processed (run of mine “ROM”):

Table 45 - Operating cost parameters for Mineral Reserve estimates

Parameter (US$/tonne ROM)	Value
G&A Costs	$24.36
Mining Costs	$33.48
Indirect Costs	$13.16
Processing Costs	$44.30
Total	$115.30

Based on these cost parameters, cut-off grades applied to the Mineral Reserve estimate are summarized below:

•	2.92 gpt applied to mining stopes incorporating mining and development, processing, general and administrative (“G&A”) and indirect costs;

•	2.26 gpt applied to mining marginal material adjacent to planned mining stopes incorporating mining, development and processing costs; and,

•	1.50 gpt applied to gallery development incorporating development and processing costs.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

The Mineral Reserve estimate of the NX Gold Mine is detailed below:

Table 46 - Mineral Reserve Estimate

Deposit		Reserve Class	Tonnes (kt)	Au (g/t)	Au (koz)
Brás	Zone 1	Proven	-	-	-
		Probable	3.0	3.83	0.4
Buracão	Zone 1	Proven	-	-	-
		Probable	2.7	5.42	0.5
Santo Antônio		Proven	-	-	-
		Probable	373.2	11.45	137.4
		Proven	-	-	-
Total		Probable	378.9	11.35	138.2

1.	Mineral Reserve effective date of September 30, 2019.

2.	All figures have been rounded to the relative accuracy of the estimates. Summed amounts may not add due to rounding.

3.	Mineral reserve estimates were prepared in accordance with the CIM Standards and the CIM Guidelines, using geostatistical and/or classical methods, plus economic and mining parameters appropriate for the deposit. Mineral reserves are based on a long-term gold price of US$1,350 per ounce (“oz”), and a USD:BRL foreign exchange rate of 3.80. Mineral reserves are the economic portion of the Indicated Mineral Resources. Mineral reserve estimates include operational dilution of 10% plus planned dilution of approximately 10% within each stope. Assumes mining recovery of 90% and pillar recovery of 60%. Practical mining shapes (wireframes) were designed using geological wireframes / Mineral Resource block models as a guide.

Other modifying factors considered in the determination of the Mineral Reserve estimate include:

•	A cut-off grade of 2.92 gpt was applied in the determination of planned mining stopes within the Mineral Resource blocks based on actual operating cost data and past operating performance of the mine.

•	The mining method employed for the Brás and Buracão veins is overhand cut and fill, with backfill requirements generated from waste development. The mining method employed for the Santo Antônio vein is inclined room and pillar.

•	Maximum stope spans between sill pillars of 17 meters by 17 meters for the Buracão vein, 39 meters by 10 meters for the Brás vein, 40m by 18m for the east portion of the Santo Antonio vein and 40 meters by 15 meters for the west portion of the Santo Antonio vein based on geotechnical mapping, modeled rock quality and uniaxial compression (“UCS”) test results.

•	Within designed stopes, all contained material was assumed to be mined with no selectivity. Inferred Mineral Resources, where unavoidably included within a defined mining shape have been included in the Mineral Reserves estimate at zero grade. Mining dilution resulting from Indicated blocks was assigned the grade of those blocks captured in the dilution envelope using the current Mineral Resource estimate.

•	Operational dilution of 10%, mining recovery of 90% within planned stopes, 60% pillar recovery

Additionally, GE21 presents the following comments to the Mineral Resource and Mineral Reserve estimate:

•	NX Gold holds the surface rights and requisite permits required support the mining operation as outlined in the Mineral Reserve estimate. Future development beyond the stated Mineral Reserves may require the acquisition of additional surface rights.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

•	GE21 has not identified any known mining, metallurgical, infrastructure, permitting, legal, political, environmental or other relevant factors that could materially affect the development or extraction of the stated Mineral Reserves.

•	GE21 has carried out the appropriate review to satisfy that the Mineral Reserve can be technically and profitably extracted. Consideration has been given to all technical areas of the operations, the associated capital and operating costs, and relevant factors including marketing, permitting, environmental, land use and social factors. GE21 is satisfied that technical and economic feasibility has been demonstrated.

In sum, it is the opinion of the authors of this Report that there are no known mining, metallurgical, infrastructure, permitting, legal, political, environmental, title, taxation, socio-economic marketing or other relevant factors that could materially affect the potential development of the stated Mineral Reserves.

15.1	Study Level Consideration

GE21 adheres to the general industry guideline for feasibility level studies. Feasibility study means a comprehensive study of a mineral deposit in which all geological, engineering, legal, operating, economic, social, environmental and other relevant factors are considered in sufficient detail so that it could reasonably serve as the basis for a final decision by a financial institution to finance the development of the deposit for mineral production. In a feasibility study, the declaration of Mineral Reserves would be expected, and the economic viability of the mineral deposit must be demonstrated with sole reliance on the depletion of the Mineral Reserves without inclusion of Mineral Resources. In parallel to the development of the feasibility study, it is normally expected that an environmental and social impact assessment will have been completed. Typical contingencies included within the capital expenditure estimate range between 10% and 15% and accuracy ranges are typically ±15%.

The classification of the studies completed to date are dependent upon a combination of the scope completed, the availability of site-specific information, reliance on generic technical-economic assumptions and the degree of site specific engineering design work completed. NX Gold is a fully licensed mine, operating since 2012. Consequently, the authors of the report have assigned the current Mineral Reserve estimate to be at the feasibility level.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

16.0	MINING METHODS

Commercial mining operations commenced in 2012 under NX Gold ownership, and the cumulative production since the commencement of commercial production is over 200 thousand ounces of gold. The current development of the underground mine is at level -250 in the Brás vein, and level +26 in the Buracão vein. Ore above levels -115 and +61 for the Brás and Buracão veins, have been assumed to have been completely extracted for the purposes of the current Mineral Reserves. Current operating depths are 450 meters and 250 meters below surface for the Brás and Buracão veins, respectively.

Subsequent to the Effective Date, development of the Santo Antonio vein commenced on level -170, and first production was achieved during the fourth quarter of 2019. In order to aid in the selected design parameters for the Santo Antonio vein, a discussion of the Brás and Buracão vein rock mechanics and mining methods has been presented.

16.1	Rock Mechanics

16.1.1	Rock Quality Designation (Brás and Buracão veins)

For the Brás and Buracão veins, for which there is significant operational history, structural analysis was performed on drill core totaling 398.80 meters of core that were obtained from diamond drill holes that intercepted the veins.

Table 47 summarizes the drill holes used, as well as their total depth, dip and azimuth. Table 48 to Table 55 summarizes the lithology and the respective Rock Quality Designation (“RQD”) for these holes. In the case where RQD values were not measured, RQD determination was performed using photographs of the core samples before they were cut for chemical analysis. The measurement of samples greater than 10 cm was performed using the Micromine software. Figure 68 shows an example of the execution of virtual RQD by means of photograph analysis.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Figure 68 – Photograph used to calculate RQD

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Table 47 - Summary of drill holes used for RQD calculation.

ID	Site	Depth (m)	Dip (°)	Azimuth (°)
BS37	Brás	598.37	-90.00	0.00
BS38	Brás	486.79	-77.22	142.18
BP4039	Brás	158.96	-64.08	334.00
BS39	Brás	560.80	-78.00	172.26
BUS55	Buracão	348.36	-67.43	177.70
BUS58	Buracão	400.00	-50.00	180.00
BUS53	Buracão	381.31	-78.00	178.00
BUS52	Buracão	354.32	-62.03	178.00

Table 48 - Core sample BS37

ID	Start	End	Lithology	Interval (m)	> 10 cm (m)	(RQD %)
BS37	460.22	464.13	MLM	3.91	3.59	91.82
BS37	464.13	472.12	Siltstone	7.99	6.89	86.23
BS37	472.12	475.31	Diorite	3.19	2.73	85.58
BS37	475.31	477.42	Siltstone	2.11	1.47	69.67
BS37	477.42	488.65	Diorite	11.23	10.34	92.07
BS37	488.65	491.09	Phylitte	2.44	1.41	57.79
BS37	491.09	497.25	VQZ	6.16	2.68	43.51
BS37	497.25	503.2	Phylitte	5.95	2.91	48.91
BS37	503.2	509.77	Diorite	6.57	4.55	69.25
BS37	509.77	514	Siltstone	4.23	1.99	47.04
BS37	514	517.66	Phylitte	3.66	1.33	36.34
BS37	517.66	522.77	Diorite	5.11	3.78	73.97
BS37	522.77	526.15	Felsic dike	3.38	3.11	92.01
BS37	526.15	532	Siltstone	5.85	4.89	83.59
BS37	532	544.27	Diorite	12.27	10.39	84.68

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Table 49 - Core sample BS38

ID	Start	End	Lithology	Interval (m)	> 10 cm (m)	(RQD %)
BS38	417.13	448.37	Andesite	31.24	30.15	96.51
BS38	448.37	457.47	FLC	9.1	2.37	26.04
BS38	457.47	469.69	VQZ	12.22	4.14	33.88
BS38	469.69	477.93	Diorite	8.24	7.08	85.92
BS38	477.93	480.37	Felsic dike	2.44	1.98	81.15
BS38	480.37	486.79	Diorite	6.42	4.77	74.30

Table 50 - Core sample BP 4039

ID	Start	End	Lithology	Interval (m)	> 10 cm (m)	(RQD %)
BP 4039	108.6	113.68	Diorite	5.08	3.73	73.43
BP 4039	113.68	116.57	Siltstone	2.89	1.36	47.06
BP 4039	116.57	119.66	Felsic dike	3.09	1.72	55.66
BP 4039	119.66	129.1	Diorite	9.44	6.02	63.77
BP 4039	129.1	131.2	Siltite	2.1	0.75	35.71
BP 4039	131.2	135.21	VQZ	4.01	0.8	19.95
BP 4039	135.21	138	Diorite	2.79	0.22	7.89
BP 4039	138	141	Siltstone	3	0.77	25.67
BP 4039	141	158.96	Diorite	17.96	14.68	81.74

Table 51 - Core sample BS39

ID	Start	End	Lithology	Interval (m)	> 10 cm (m)	(RQD %)
BS39	525	528.8	ANDESITE	3.8	2.92	76.84
BS39	528.8	529.9	Siltstone	1.1	0.9	81.82
BS39	529.9	532.6	Diorite	2.7	2.16	80.00
BS39	532.6	540.24	Siltstone	7.64	4.29	56.15
BS39	540.24	545.8	Diorite	5.56	4.3	77.34
BS39	545.8	546.55	Siltstone	0.75	0.38	50.67
BS39	546.55	547.7	VQZ	1.15	0.82	71.30
BS39	547.7	559.51	Diorite	11.81	7.43	62.91
BS39	559.51	560.8	Phylitte	1.29	0.39	30.23

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 52 - Core sample BUS55

ID	Start	End	Lithology	Interval (m)	> 10 cm (m)	(RQD %)
BUS55	295	301.44	Siltstone	6.44	1.53	23.76
BUS55	301.44	304.4	Diorite	2.96	1.8	60.81
BUS55	304.4	308.89	Phylitte	4.49	3.02	67.26
BUS55	308.89	312.92	Siltstone	4.03	3.37	83.62
BUS55	312.92	315.6	Felsic dike	2.68	1.59	59.33
BUS55	315.6	318.4	Siltstone	2.8	1.63	58.21
BUS55	318.4	326.7	Diorite	8.3	6.84	82.41
BUS55	326.7	335	Siltstone	8.3	5.65	68.07
BUS55	335	336.78	Phylitte	1.78	0.92	51.69
BUS55	336.78	339.38	VQZ	2.6	1.54	59.23
BUS55	339.38	348.36	Diorite	8.98	7.04	78.40

Table 53 - Core sample BUS58

ID	Start	End	Lithology	Interval (m)	> 10 cm (m)	(RQD %)
BUS58	344	348.71	Diorite	4.71	3.68	78.13
BUS58	348.71	358	Siltstone	9.29	4.98	53.61
BUS58	358	358.74	Phylitte	0.74	0.13	17.57
BUS58	358.74	361	VQZ	2.26	1.13	50.00
BUS58	361	369.92	Diorite	8.92	4.98	55.83

Table 54 - Core sample BUS53

ID	Start	End	Lithology	Interval (m)	> 10 cm (m)	(RQD %)
BUS53	331	334.26	FLC	3.26	2.46	75.46
BUS53	334.26	338.71	Andesite	4.45	2.98	66.97
BUS53	338.71	349.25	Phylitte	10.54	3.65	34.63
BUS53	349.25	350.94	VQZ	1.69	1.08	63.91
BUS53	350.94	354.88	Siltstone	3.94	2.31	58.63
BUS53	354.88	357.13	Siltstone	2.25	1.29	57.33
BUS53	357.13	361.3	Diorite	4.17	3.67	88.01

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 55 - Core sample BUS52

ID	Start	End	Lithology	Interval (m)	> 10 cm (m)	(RQD %)
BUS52	305	308.42	Diorite	3.42	2.82	82.46
BUS52	308.42	315.1	Phylitte	6.68	2.1	31.44
BUS52	315.1	327.65	Siltstone	12.55	4.4	35.06
BUS52	327.65	330.5	VQZ	2.85	1.64	57.54
BUS52	330.5	337.67	Siltstone	7.17	6.03	84.10
BUS52	337.67	339.4	Siltstone	1.73	1.61	93.06
BUS52	339.4	341.38	Felsic dike	1.98	1.84	92.93
BUS52	341.38	347.36	Diorite	5.98	5.7	95.32
BUS52	347.36	348.78	Felsic dike	1.42	1.33	93.66
BUS52	348.78	354.32	Siltstone	5.54	4.55	82.13

Figure 69 to Figure 71 shows the location of the drill holes for which RQD was analyzed.

Figure 69 – Location of the validated drill holes for the Buracão and Brás veins

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Figure 70 – Drill holes in the Buracão vein

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Figure 71 – Drill holes in the Brás vein

16.1.1.1	Geotechnical characterization of the rock mass (Brás / Buracão veins)

Geotechnical characterization of the rock mass of the NX Gold Mine was performed in two steps. First, geotechnical mapping of exposed rock mass within drifts of the Brás and Buracão veins was conducted. Secondly, a selection of laboratory tests were performed to characterize the mechanical properties of the intact rock mass, informing mine design and support requirements.

16.1.1.2	Geotechnical mapping of the drifts (Brás / Buracão veins)

Geotechnical mapping was performed in the exposed drifts where production in support of the current Mineral Reserve estimate is expected to occur. For the Buracão vein, level 53 was mapped and for the Brás vein, levels -140, -155 and -161 were mapped. In the Buracão mine, it was possible to get information from the orebody and the footwall, while in the Brás vein, at level -140, -155 and -161, information from the orebody and the hanging wall was collected.

The rock mass was then qualified by Q-system for rock mass classification (Barton et al., 1974). According to the mapping, the Q-system value for each sector was noted. RQD values used in the rock mass classification, were taken from core samples comprising the Mineral Reserve estimate.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

From the dip and dip direction measurements taken during mapping, stereographic projections for the orebody and footwall of the Buracão vein and orebody and hanging wall of the Brás vein were plotted (Figure 72 to Figure 75).

Figure 72 – Stereographic projection of discontinuities - orebody, Buracão vein

Figure 73 – Stereographic projection of discontinuities - footwall, Buracão vein

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Figure 74 – Stereographic projection of discontinuities - orebody, Brás vein

Figure 75 – Stereographic projection of discontinuities - hanging wall, Brás vein

16.1.1.3	Mechanical properties of the rock mass (Brás / Buracão veins)

The second stage of the geomechanical characterization of the rock mass consisted of laboratory test work to determine the mechanical properties of the intact rock mass. Pieces of core samples with different lithologies were selected for uniaxial compressive strength (“UCS”) tests, triaxial compressive strength (“TCS”) tests and point load tests. A total of 14 triaxial tests, 9 uniaxial tests, and 7 point load tests were carried out at the Rock Mechanics Laboratory at the Federal University of Rio Grande do Sul (“UFRGS”). The tests results are presented in Table 56 to Table 58.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 56 - UCS test work results

Position	Lithology	Sample	Core	Diameter (mm)	Height (mm)	Ratio (h/D)	σ1 (MPa) Press	σ1 (MPa) Adjusted	σ1 (MPa) Final	Young’s Mod. (GPa)
HW	SILTSTONE	4	BUS 55	50.99	98.55	1.93	56.53	56.29	56.29	6.82
HW	SILTSTONE	6	BUS 55	50.76	92.80	1.83	72.26	71.42	71.42	5.50
HW	SILTSTONE	10	BUS 58	50.9	82.87	1.63	45.80	44.52	44.52	5.81
HW	SILTSTONE	17	BUS 58	50.48	75.02	1.49	24.96	23.92	23.92	3.80
FW	DIORITE	11	BUS 58	50.71	97.67	1.93	14.00	13.93	13.93
FW	DIORITE	12	BUS 58	50.8	75.57	1.49	18.94	18.16	18.16	10.05
FW	DIORITE	13	BUS 58	50.67	82.26	1.62	20.26	19.68	19.68	7.90
HW	ANDESITE	20	BS 38	50.7	105.50	2.08	64.54	64.85	64.54	11.11
HW	SILTSTONE	25	BS 39	50.25	103.80	2.07	28.16	28.28	28.16	11.11

Table 57 - TCS test work results

Lithology	Sample	Core	Diameter (mm)	Height (mm)	σ1 (MPa)	σ3 (MPa)	Young’s Mod. (GPa)	Position
ANDESITE	5	BUS 55	50.5	120.00	74.65	2.5	20.60	HANGING WALL
ANDESITE	7	BUS 55	50.45	106.98	68.54	5.0	16.41	HANGING WALL
SILTSTONE	15	BUS 58	50.50	116.92	71.16	7.5	11.46	HANGING WALL
SILTSTONE	16	BUS 58	50.45	117.15	62.98	5.0	8.28	HANGING WALL
DIORITE	18	BS 37	50.3	107.97	35.22	2.5	15.46	HANGING WALL
DIORITE	19	BS 37	50.1	110.55	38.12	5.0	13.26	HANGING WALL
ANDESITE	21	BS 38	50.62	118.30	106.69	7.5	20.35	HANGING WALL
SILTSTONE	22	BS 38	50.62	104.61	65.65	2.5	10.61	HANGING WALL
SILTSTONE	23	BS 39	50.57	108.40	63.51	5.0	11.22	HANGING WALL
DIORITE	14	BUS 58	50.6	120.30	30.41	2.5	19.81	FOOT WALL
SILTSTONE	26	SA-07	47.5	117.90	80.14	7.5	11.46	HANGING WALL
SILTSTONE	28	SA-07	50.62	105.93	34.93	2.5	10.73	FOOT WALL
SILTSTONE	29	SA-07	46.9	118.30	75.46	7.5	19.93	FOOT WALL
SILTSTONE	30	SA-07	46.1	120.60	52.08	5.0	21.58	FOOT WALL

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 58 - Point load test results

Sample	Lithology	Width (mm) (W)	Thickness (mm) (D)	Load section area (mm²)	De² (mm²)	Pressure (bar)	D² (mm²)	P (kgf)	Is (MPa)	Factor F of correction	Is (50) (MPa)	UCS Test Results (MPa)
24	Siltstone	50.39	50.39	2539.15	2539.15	40.00	2539.152	457.23	1.76	1.003	1.77	42.50
27	Phyllite	31.95	54.67	2988.81	2988.81	40.00	2988.809	457.23	1.50	1.041	1.56	37.46
1	Quartz	50.36	24.70	1243.89	1583.77	88.00	610.09	1,005.92	6.22	0.904	5.62	134.80
2	Quartz	50.39	24.34	1226.49	1561.62	61.00	592.4356	697.28	4.38	0.900	3.94	94.47
3	Quartz	50.11	24.80	1242.73	1582.29	80.00	615.04	914.47	5.66	0.902	5.11	122.64
8	Quartz	49.80	25.20	1254.96	1597.86	40.00	635.04	457.23	2.80	0.904	2.54	60.86
9	Quartz	47.30	25.47	1204.73	1533.91	65.00	648.7209	743.01	4.75	0.896	4.25	102.07

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

16.1.1.4	Stope design (Brás / Buracão veins)

For mining stope design, an empirical method was employed that relies on the Stability Graph Method (Mathews-Potvin, 1988). The method relies upon a modified stability number (N') and the hydraulic radius of the excavation (S). The modified stability number and a hydraulic radius for both the Brás and Buracão veins were obtained using the information collected during the geotechnical / geomechanical characterization work. Table 59 presents the input parameters of the stability chart proposed by Nickson (1992), which can be visualized in Figure 76.

Table 59 - Input parameters of the stability chart

Figure 76 – Stability chart for Buracão () and Brás (■) mines.

Based on the stability chart for the Buracão vein, stopes 17 meters in strike length and 17 meters in height are located in the transition zone where the use of support may be necessary, while in the Brás vein, stopes with a strike length of 39 meters and up to 10 meters in height are stable. The presence of local discontinuities could combine to form planar or wedge failures even in the stable area of the chart. As a result, in practice, each stope is analyzed separately for joint-set combinations that could result in failure so that the necessary support can be put in place.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

In the case of determining whether an individual stope requires support by cablebolts, the Company employs the methods developed by Hutchinson and Diederichs (1996). These charts define the spacing (mesh) between the cables and their respective sizes, in the same way the stability chart does for the modified stability number and hydraulic radius values. Figure 77 and Figure 78 show the spacing and length of the cablebolts required in each vein.

Figure 77 – Cablebolt spacing for the Buracão and Brás veins.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Figure 78 – Cablebolt length for Buracão and Brás veins

As shown in Figure 78, cablebolts with a length of 4 to 6 meters will meet the support requirements of a stope with previously mentioned dimensions.

16.1.1.5	Sill pillar design (Brás / Buracão veins)

For the design of sill pillars, an empirical method called Scaled Span (Cs) developed by Carter (1989) is employed by NX Gold. While the method was originally developed for crown pillar design, the geomechanical behavior of these two types of pillars, the terms sill and crown are used interchangeably. The method characterizes the three-dimensional geometry of the pillar relative to its span. Four components are considered: span thickness, slope factor (reflecting the stope dip), a component to explain the three-dimensional geometry of the pillar (including a hydraulic radius factor), and the specific weight of the rock.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

The Scaled Span ( Cs ) is defined as:

γγ      0.5

CCss= SS

TT(1 + SSrr)(1 − 0.4cc)

Where:

SS = crown pillar span (m);

γγ = specific gravity (which is dimensionless but has the same numerical value as rock mass unit weight, tonnes/m³);

TT = thickness of crown pillar (m);

cc = orebody/foliation dip cosine, and;

SSrr = span ratio = S/L (crown pillar span/crown pillar strike length).

With several records of stable and failed cases, Carter (1989) updated the concept to another one called Critical Scaled Span (SScc) where pillar failure can be estimated and is given by:

SScc = 4.4 × QQ 0.32

Where:

QQ is the Q-system for rock mass classification (Barton et al., 1974).

To evaluate the risk of failure in its most basic form, the Scaled Span method can be applied comparing the Scaled Span (reflecting the mined geometry) to the Critical Scaled Span (reflecting the quality of the rock), thus calculating an approximate safety factor:

FFSS≈

SSccCCss

Here, as defined by the presumed rock quality, if the Scaled Span (Cs) is greater than the Critical Scaled Span (Sc), resulting in a FS number smaller than 1.0, the probability of failure is high, unless the stope has been sufficiently supported or backfill has been used, effectively reducing the hydraulic radius.

The dimensions of the required sill pillars for the Buracão and Brás veins were defined using this approach. Table 60 and Table 61 present the input and output components for the calculation of Scaled Span, Critical Scaled Span and Safety Factor. The result of the analysis shows that the required thickness of the sill pillars is 3 meters for the Buracão vein and 7 meters for the Brás vein. In practice, the behavior of existing sill pillars near the planned stope are evaluated for performance and to inform the required dimensions of subsequent pillars in the mine on an ongoing basis.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 60 - Dimension parameters of sill pillars for the Buracão vein

CCss - Scaled Span (m)	3.69
SS - Crown pillar span (m)	3.50
γγ - Specific gravity (t/m³)	2.83
TT - Thickness of crown pillar (m)	3.00
θθ - Orebody/foliation dip	60
LL - Crown pillar strike length	60
SSrr- Span ratio = SS / LL	0.06
SScc- Critical Scaled Span	5.21
FFSS- Factor of Safety	1.41

Table 61 - Dimension parameters of sill pillars for the Brás vein

CCss - Scaled Span	5.58
SS - Crown pillar span (m)	8.00
γγ - Specific gravity (t/m³)	2.83
TT - Thickness of crown pillar (m)	7.00
θθ - Orebody/foliation dip	55
LL - Crown pillar strike length	100
SSrr- Span ratio = SS / LL	0.08
SScc- Critical Scaled Span	6.67
FFSS- Factor of Safety	1.20

16.1.1.6	Numerical modeling (Brás / Buracão veins)

In order to analyze the stresses on the stope faces and sill pillars of both mines, a finite element model was developed using the RS3 software developed by Rocscience. For the construction of the model, a stratigraphic sequence was created, and for each layer values were defined for UCS, cohesion and friction angle (Failure Criterion of Mohr-Coulomb), which were obtained through individual core sample tests that served to define the mechanical properties of each stratigraphic layer. Table 62 and Table 63 show the stratigraphic sequences used for the Buracão and Brás veins, respectively.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 62 - Input parameters used in RS3 software - Buracão vein

Lithology	Layer size (m)	Peak Compressive Strength (MPa)	Peak Friction Angle (°)	Peak Cohesion (MPa)
Diorite	-	34	9.27	11.7
Siltstone	10	72	32.13	12.89
Phylite	3	38	21.82	1.17
VQZ	3	102	35.29	5.92
Siltstone	8	72	32.13	12.89
Diorite	-	34	9.27	11.7

Table 63 - Input parameters used in RS3 software - Brás vein

Lithology	Layer size (m)	Peak Compressive Strength (MPa)	Peak Friction Angle (°)	Peak Cohesion (MPa)
Diorite	-	34	9.27	11.7
Siltstone	5	64	9.67	23.84
Phylite	2	38	21.82	1.17
VQZ	7	102	34.07	5.58
Diorite	-	34	9.27	11.7

Figure 79 and Figure 80 present the results for the stress distribution obtained by RS3. As expected, the edges of the sill pillars exhibit the highest stress concentration. To better analyze the stress on stope faces, where the rock mass is unconfined, a perpendicular cross section across the face was taken from the model. The induced stress varies from the hanging wall to the footwall, which can be seen in Figure 81 and Figure 82.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Buracao - Excavation - SigmaYY Total

Solids
SigmaYY Total
min (all) : 2.3025 MPa
min (stage) : 2.3025 MPa
2
6.8
11.6
16.4
21.2
26
30.8
35.6
40.4
45.2
50
max (stage) : 112.74 MPa
max (all) : 112.74 MPa

Project Buracao	
Author Eng. Marilia Zeni, MsC	*Company* NX Gold
Date September 12 2018, 06:27 PM	*File Name* Buracao.rs3v2
Analysis

Figure 79 – Stress distribution for the Buracão vein.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Bras - Excavation - SigmaYY Total

Solids
SigmaYY Total
min (all): 2.2097 MPa
min (stage): 2.2097 MPa
2
7.8
13.6
19.4
25.2
31
36.8
42.6
48.4
54.2
60
max (stage): 148.72 MPa
max (all): 148.72 MPa

Project	Bras	
Author	Eng. Marilia Zeni, MsC	*Company* NX Gold
Date	September 12 2018, 07:55 PM	*File Name* Bras.rs3v2
Analysis

Figure 80 – Stress distribution for the Brás vein

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Buracao

Distance [m] vs. SigmaYY Total [MPa]
SigmaYY Total [MPa] - Excavation
SigmaYY Total [MPa]
Distance [m]
0
1
2
3
4
5
6
7
8
0
5
10
15
20
25
30
35
40

Project	Buracao		
Author	Eng. Marilia Zeni, MsC	*Company*	NX Gold
Date	September 12 2018, 08:28 AM	*File Name*	Buracao.rs3v2
Analysis

Figure 81 – Stress change from the hanging wall to footwall in a stope of the Buracão vein

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Figure 82 – Stress change from the hanging wall to the footwall in a stope of the Brás vein

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

16.1.1.7	Geotechnical Recommendations (Brás / Buracão veins)

The UCS of the rock mass units that compose the hanging wall and the footwall of both veins is low, with an average of 44.5 MPa for siltstone, 64.5 MPa for andesite, and 17.3 MPa for diorite (although the matrix is comprised of competent rock, foliations attenuate the results). Quartz, which composes the actual vein, has high compressive strength, 102 MPa on average. GE21 recommends a program for carrying out further laboratory tests to define the strength of the rocks of both veins with increased sample density in an effort to increase mine recovery in the future.

The geotechnical mapping and the ranking by Q-system for the rock mass classification (Barton et al., 1974) suggest that both the orebody and footwall of the Buracão vein are comprised of a rock mass that can be considered poor, and that in the Brás vein, while the hanging wall can be considered regular, the orebody can also be considered poor. GE21 recommends performing geotechnical mapping at each new mining advance, creating an information collection routine that will be useful for developing a comprehensive geostatistical-geomechanical model of each vein.

Regarding stope sizes, for the Buracão vein, stopes measuring 17 meters wide by 17 meters high, and for the Brás vein, stopes measuring 39 meters wide by 10 meters high, are stable and require only reinforcement for possible wedges (leaving a layer to protect the hanging wall), as was also recommended in prior studies. GE21 recommends NX Gold continues to evaluate the possibility of wedge formation individually for each stope during the execution of the geotechnical mapping. Complying the design to within the dimensions mentioned herein should be considered minimum design parameters.

Sill pillars for the Buracão vein should have a design thickness of 3 meters while for the Brás they should have a design thickness of 7 meters. These dimensions should be updated as soon as any change in the width of the orebody and/or a variation in the quality of the rock mass is detected.

16.1.1.8	Rock Quality Designation (Santo Antônio / Matinha veins)

Structural analysis of the Santo Antonio and Matinha veins included of a review of the geotechnical description for sixty-one bore holes, totalling 7,150.8 meters of core samples that were obtained by diamond drilling, drilled close to perpendicular from the dip of the vein. The sample density for Santo Antonio is considerably higher than Brás and Buracão given the lack of operational history, and the need for additional analysis prior to commencing operations.

Table 64 presents the identification of the selected drill holes within the Western portion of Santo Antonio, as well as their total depth, dip and azimuth. Table 65 presents the identification of selected drill holes within the Eastern portion of the Santo Antonio, and Table 66 the identification of the Matinha drill holes. The Table 67 presents the nomenclature used for each lithology in the geological description.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Table 64 - Identification of the West Santo Antonio drill holes.

ID	Site	Depth (m)	Dip (°)	Azimuth (°)
SA01	SANTO ANTONIO	323.25	-60	175
SA02	SANTO ANTONIO	392.02	-58	175
SA06	SANTO ANTONIO	416.64	-56	175
SA08	SANTO ANTONIO	545.23	-58	173
SA09	SANTO ANTONIO	526.22	-60	175
SA12	SANTO ANTONIO	380.7	-60	175
SA13	SANTO ANTONIO	380.34	-61	181
SA14	SANTO ANTONIO	370.84	-62	175
SA15	SANTO ANTONIO	377.35	-60	175
SA23	SANTO ANTONIO	335.47	-60	175
SA26	SANTO ANTONIO	331.35	-62	175
SA27	SANTO ANTONIO	302.39	-60	175
SA28	SANTO ANTONIO	344.57	-62	174
SA29	SANTO ANTONIO	434.14	-58	175
SA36	SANTO ANTONIO	444.17	-62	172
SA39	SANTO ANTONIO	424.03	-62	172

Table 65 - Identification of the East Santo Antonio drill holes.

ID	Site	Extension (m)	Dip (°)	Azimuth (°)
SA03	SANTO ANTONIO	273.28	-60	175
SA04	SANTO ANTONIO	209.83	-60	175
SA05	SANTO ANTONIO	350.15	-60	178
SA07	SANTO ANTONIO	427.75	-60	175
SA10	SANTO ANTONIO	452.3	-63	175
SA16	SANTO ANTONIO	563.17	-69	173
SA17	SANTO ANTONIO	455.69	-62	175
SA18	SANTO ANTONIO	491.82	-63.2	174
SA19	SANTO ANTONIO	402.45	-63.2	174
SA20	SANTO ANTONIO	468.02	-64	177
SA21	SANTO ANTONIO	482.63	-64	175
SA22	SANTO ANTONIO	407.61	-63.2	174
SA24	SANTO ANTONIO	488.4	-63	175
SA25	SANTO ANTONIO	453.97	-61	168
SA30	SANTO ANTONIO	548.08	-62	172
SA31	SANTO ANTONIO	441.41	-63	174
SA32	SANTO ANTONIO	414.32	-60	175
SA33	SANTO ANTONIO	448.26	-63	174
SA34	SANTO ANTONIO	558.71	-64	173
SA35	SANTO ANTONIO	514.23	-64	175
SA38	SANTO ANTONIO	437.25	-63	175
SA40	SANTO ANTONIO	430.57	-63	175
SA41	SANTO ANTONIO	470.08	-60	173
SA42	SANTO ANTONIO	352.78	-62	172

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

ID	Site	Extension (m)	Dip (°)	Azimuth (°)
SA43	SANTO ANTONIO	479.14	-59	147
SA44	SANTO ANTONIO	450.96	-60	176
SA45	SANTO ANTONIO	544.76	-64	173
SA46	SANTO ANTONIO	460.54	-67	180
SA47	SANTO ANTONIO	462.38	-59	174
SA48	SANTO ANTONIO	366.22	-67	174
SA49	SANTO ANTONIO	428.92	-64	176

Table 66 - Identification of the Matinha drill holes.

ID	Site	Extension (m)	Dip (°)	Azimuth (°)
MAT01	MATINHA	452.3	-64	168
MAT02	MATINHA	440.4	-64	170.2
MAT03	MATINHA	476	-64	168
MAT04	MATINHA	404.15	-64	168
MAT05	MATINHA	378.08	-64	168
MAT06	MATINHA	478.34	-63	164
MAT07	MATINHA	418.49	-64	166
MAT08	MATINHA	454.56	-66	164
MAT09	MATINHA	442.66	-64	168
BS29	SA/BRÁS/VALMOR	352.41	-56	167
BS31	SA/BRÁS/VALMOR	343.43	-58	174
BS32	SA/BRÁS/VALMOR	316.86	-57	174
BS35	SA/BRÁS/VALMOR	427.45	-59	173
BS36	SA/BRÁS/VALMOR	337.78	-58	172
FSA4702	SA/BRÁS/VALMOR	235.64	-52	172.6
FSA4703	SA/BRÁS/VALMOR	392.21	-90	172.6

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Table 67 - Lithology and Nomenclature.

Lithology	Nomenclature
Carbonaceous Phylitte	FLC
Debris Flow	SDEB
Siltstone	SST
Metalava	MTL
Quartz vein	VQZ
Cleft	BRC
Felsic Dike	DFEL
Breccia	BRX
Fault	FAL
Diorite with foliation	DIO1
Diorite without foliation	DIO2
Saprolite	SAP
Chert	CHE

Figure 83 to Figure 85 show the location of the bore holes within the Santo Antonio and Matinha geological wireframes.

Figure 83 – Plan view of drill holes at Santo Antonio vein (west segment)

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Figure 84 – Plan view of drill holes at Santo Antonio Vein (east segment).

Figure 85 – Plan view of drill holes at the Matinha vein.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

16.1.1.9	Geotechnical characterization of the rock mass (Santo Antônio / Matinha veins)

Geotechnical characterization of the rock mass was performed in two steps. First, the Rock Mass Rating (“RMR”) was determined by evaluating drill holes. The second consisted of conducting laboratory tests to characterize the mechanical properties of the intact rock mass to inform mine design and support requirements.

16.1.1.10	RMR and Q-System Relationship (Santo Antônio / Matinha veins)

The values of the RMR and their relationship with the Q – System (Barton et al., 1974) for the hanging wall, orebody and footwall are presented in Table 68, Table 69 and Table 70 The RMR values were obtained through the selected drill holes, as detailed previously. The weighted mean RMR was calculated to within ten meters from the contact with the quartz vein for both the hanging wall and footwall throughout the vein. GE21 recommends that these values be updated through detailed geotechnical mapping as soon as the excavations are constructed within the Santo Antonio vein in conjunction with detailed underground mapping.

Table 68 - RMR and Q – West Santo Antônio.

BHID	Hanging wall		Orebody		Footwall
	RMR	Q	RMR	Q	RMR	Q
SA01	54	3.04	44	1	54	3.04
SA02	44	1	42	0.8	42	0.8
SA06	43	0.89	28	0.17	49	1.74
SA08	-	-	-	-	-	-
SA09	45	1.12	48	1.56	55	3.39
SA12	41	0.72	29	0.19	58	4.74
SA13	56	3.79	31	0.24	61	6.61
SA14	44	1	38	0.51	52	2.43
SA15	43	0.89	55	3.39	62	7.39
SA23	41	0.72	28	0.17	61	6.61
SA26	47	1.4	40	0.64	54	3.04
SA27	30	0.21	13	0.03	47	1.4
SA28	31	0.24	15	0.04	52	2.43
SA29	42	0.8	20	0.07	50	1.95
SA36	63	8.26	29	0.19	50	1.95
SA39	-	-	-	-	-	-

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Table 69 - RMR and Q – East Santo Antônio.

BHID	Hanging wall		Orebody		Footwall
	RMR	Q	RMR	Q	RMR	Q
SA03	55	3.39	39	0.57	55	3.39
SA04	-	-	-	-	--	-
SA05	55	3.39	32	0.26	58	4.74
SA07	52	2.43	49	1.74	48	1.56
SA10	53	2.72	45	1.12	62	7.39
SA16	45	1.12	32	0.26	39	0.57
SA17	57	4.24	27	0.15	58	4.74
SA18	64	9.23	41	0.72	62	7.39
SA19	60	5.92	14	0.04	60	5.92
SA20	56	3.79	38	0.51	56	3.79
SA21	63	8.26	33	0.29	50	1.95
SA22	45	1.12	37	0.46	48	1.56
SA24	44	1	35	0.37	58	4.74
SA25	59	5.29	24	0.11	34	0.33
SA30	43	0.89	32	0.26	62	7.39
SA31	52	2.43	29	0.19	43	0.89
SA32	50	1.95	29	0.19	55	3.39
SA33	44	1	30	0.21	47	1.4
SA34	49	1.74	30	0.21	34	0.33
SA35	47	1.4	27	0.15	52	2.43
SA38	41	0.72	33	0.29	61	6.61
SA40	51	2.18	20	0.07	37	0.46
SA41	55	3.39	30	0.21	55	3.39
SA42	42	0.8	32	0.26	51	2.18
SA43	-	-	-	-	-	-
SA44	38	0.51	19	0.06	32	0.26
SA45	53	2.72	24	0.11	35	0.37
SA46	42	0.8	35	0.37	49	1.74
SA47	46	1.25	36	0.41	42	0.8
SA48	41	0.72	30	0.21	57	4.24
SA49	37	0.46	42	0.8	28	0.17

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Table 70 - RMR and Q – Matinha

	Hanging wall		Orebody		Footwall
BHID	RMR	Q	RMR	Q	RMR	Q
MAT01	63	8.26	44	1	54	3.04
MAT02	-	-	-	-	-	-
MAT03	-	-	-	-	-	-
MAT04	53	2.72	30	0.21	38	0.51
MAT05	40	0.64	39	0.57	45	1.12
MAT06	52	2.43	36	0.41	54	3.04
MAT07	53	2.72	32	0.26	63	8.26
MAT08	59	5.29	40	0.64	62	7.39
MAT09	54	3.04	33	0.29	62	7.39
BS29	42	0.8	49	1.74	56	3.79
BS31	52	2.43	38	0.51	57	4.24
BS32	55	3.39	52	2.43	56	3.79
BS35	55	3.39	51	2.18	59	5.29
BS36	59	5.29	51	2.18	50	1.95
FSA4702	-	-	-	-	-	-
FSA4703	25	0.12	29	0.19	27	0.15

For the Santo Antonio design, Q’ (defined as the Q-System rating without the component that defines the state of tension in the rock mass) was used. For this, Jw of 0.66 and SRF of 0.5 were applied, based on the state of tension values empirically derived from the Brás vein. This information is presented in Table 71, Table 72 and Table 73.

Table 71 - Q' – West Santo Antônio

	Q’
BHID	Hanging wall	Orebody	Footwall
SA01	2.3	0.76	2.3
SA02	0.76	0.61	0.61
SA06	0.67	0.13	1.32
SA08	-	-	-
SA09	0.85	1.18	2.57
SA12	0.54	0.14	3.59
SA13	2.87	0.18	5.01
SA14	0.76	0.39	1.84
SA15	0.67	2.57	5.6
SA23	0.54	0.13	5.01
SA26	1.06	0.48	2.3
SA27	0.16	0.02	1.06
SA28	0.18	0.03	1.84
SA29	0.61	0.05	1.48
SA36	6.26	0.14	1.48
SA39	-	-	-

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Table 72 - Q' – East Santo Antônio

	Q’
BHID	Hanging wall	Orebody	Footwall
SA03	2.57	0.43	2.57
SA04	-	-	-
SA05	2.57	0.2	3.59
SA07	1.84	1.32	1.18
SA10	2.06	0.85	5.6
SA16	0.85	0.2	0.43
SA17	3.21	0.11	3.59
SA18	6.99	0.55	5.6
SA19	4.48	0.03	4.48
SA20	2.87	0.39	2.87
SA21	6.26	0.22	1.48
SA22	0.85	0.35	1.18
SA24	0.76	0.28	3.59
SA25	4.01	0.08	0.25
SA30	0.67	0.2	5.6
SA31	1.84	0.14	0.67
SA32	1.48	0.14	2.57
SA33	0.76	0.16	1.06
SA34	1.32	0.16	0.25
SA35	1.06	0.11	1.84
SA38	0.55	0.22	5.01
SA40	1.65	0.05	0.35
SA41	2.57	0.16	2.57
SA42	0.61	0.2	1.65
SA43	-	-	-
SA44	0.39	0.05	0.2
SA45	2.06	0.08	0.28
SA46	0.61	0.28	1.32
SA47	0.95	0.31	0.61
SA48	0.55	0.16	3.21
SA49	0.35	0.61	0.13

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Table 73 - Q' – Matinha

	Q’
BHID	Hanging wall	Orebody	Footwall
MAT01	6.26	0.76	2.3
MAT02	-	-	-
MAT03	-	-	-
MAT04	2.06	0.16	0.39
MAT05	0.48	0.43	0.85
MAT06	1.84	0.31	2.3
MAT07	2.06	0.2	6.26
MAT08	4.01	0.48	5.6
MAT09	2.3	0.22	5.6
BS29	0.61	1.32	2.87
BS31	1.84	0.39	3.21
BS32	2.57	1.84	2.87
BS35	2.57	1.65	4.01
BS36	4.01	1.65	1.48
FSA4702	-	-	-
FSA4703	0.09	0.14	0.11

The Q’ values derived for the hangingwall, footwall and vein from the 14 drill holes of the western portion of Santo Antonio, the 29 drill holes from the eastern portion and the 13 drill holes from Matinha, were analyzed for outliers. Outlier values were transformed to the nearest expected value obtained in the distribution. Figure 86, Figure 87 and Figure 88 presents the original histogram distributions.

Figure 86 – Barton Q’ index for the Hanging wall (A); Footwall (B)

and Vein (C) - West Santo Antônio

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Figure 87 – Barton Q’ index for the Hanging wall (A); Footwall (B) and Vein

(C) - East Santo Antônio

Figure 88 – Barton Q’ index for the hanging Wall (A); Footwall (B) and Vein (C) - Matinha

The statistical summary for the collected data is presented in Table 74 and Table 75.

Table 74 - Original data statistical summary - West Santo Antônio.

Variable	Mean	Std. Deviation	Minimum	Maximum	QL	QU
Hanging wall	1.3	1.61	0.16	6.26	0.54	0.85
Foot wall	2.57	1.6	0.61	5.6	1.48	2.57
Orebody	0.48	0.68	0.02	2.57	0.13	0.48

Table 75 - Original data statistical summary - East Santo Antônio.

Variable	Mean	Std. Deviation	Minimum	Maximum	QL	QU
Hanging wall	1.96	1.66	0.35	6.99	1.81	2.57
Foot wall	2.2	1.78	0.13	5.6	0.61	3,59
Orebody	0.28	0.27	0.03	1.32	0.14	0.31

As shown in Figure 89, for the Matinha vein, the distribution of the Barton Q index in the hanging wall presents a behavior indicative of three distinct populations in the data, shown in detail in Figure 90.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
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Figure 89 – Barton Q’ index for the hanging wall (A); footwall (B) and Orebody (C) - Matinha.

Figure 90 – Barton Q’ index for the hanging wall - Matinha.

Considering the limited data available from the Matinha vein, it was not possible to infer if the observed distribution relates to three distinct rock quality mass zones, experimental error or data variability. The statistical summary is presented in Table 76.

Table 76 - Original data statistical summary – Matinha.

Variable	Mean	Std. Deviation	Minimum	Maximum	QL	QU
Hanging wall	2.36	1.66	0.09	6.26	1.84	2.57
Footwall	2.91	2.00	0.11	6.26	1.48	4.01
Orebody	0.73	0.64	0.14	1.84	0.22	1.32

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

To test for the presence of outliers in the data distribution for each of the east and west portions of Santo Antonio, Tukey’s test (Tukey, 1977) was applied. Tukey defines that data that lie within a range of 1.5 times the interquartile distance are outliers. Table 77 presents the Tukey’s range for all three Barton Q’ index distributions from West, East Santo Antonio and Matinha.

Table 77 - Tukey’s range for all three Barton Q’ index distribution West Santo Antônio.

Barton Q’ index	Tukey’s range minimum	Tukey’s range maximum
Hanging wall	-0.24	1.84
Footwall	-1.68	6.75
Orebody	-0.59	1.33

For the hanging wall, 20% of the samples collected fell outside the range and the outlier samples were transformed to the P70 value. In the case of the vein / orebody samples, 10% fell outside the range. Following the methodology employed, these anomalous values were transformed to the P80 value. Table 78 shows the percentile values for the hanging wall and vein sample distributions for West of Santo Antônio.

Table 78 - Q’ data set percentiles Hanging wall and Orebody West Santo Antônio.

Percentile	Barton Q’ index Hanging wall	Barton Q’ index Orebody
P10	0.18	0.03
P20	0.54	0.05
P30	0.61	0.13
P40	0.67	0.14
P50	0.72	0.16
P60	0.76	0.39
P70	0.85	0.48
P80	2.3	0.76
P90	2.87	1.18
Maximum	6.26	2.57

The statistical summary upon completion of the anomalous (outlier) transformation is presented in Table 79.

Table 79 - Statistical summary for the three Q’ data variables West Santo Antônio, following transformation of anomalous values

Variable	Mean	Std. deviation	Minimum	Maximum
Q’ Vein after capping P80	0.32	0.28	0.02	0.76
Q’ Hanging wall after capping P70	0.66	0.25	0.16	1.06
Q’ Footwall	2.57	1.6	0.61	5.6

The transformation applied to the outlier values resulted in a reduction of the mean value of 49.2% in the hanging wall and 33.3% for the vein / orebody.

Table 80 presents the Tukey’s range for all three Barton Q’ index distributions from East Santo Antônio.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 80 – Tukey’s range for all three Barton Q’ index distribution East Santo Antônio.

Barton Q’ index	Tukey’s range minimum	Tukey’s range maximum
Hanging wall	-1.95	5.28
Foot wall	-3.86	8.06
Orebody	-0.11	0.56

For the hanging wall, 10% of the samples collected lie outside the range, so outlier values were transformed to the P90 value. In the vein / orebody samples, 10% fell outside the range, and similarly the outlier values were transformed to the P90 value. Table 81 shows the percentile values for the hanging wall and orebody sample distribution for East of Santo Antônio.

Table 81 - Q’ data set percentiles Hanging wall and Orebody East Santo Antônio.

Percentile	Barton Q’ index hanging wall	Barton Q’ index Orebody
P10	0.55	0.05
P20	0.61	0.11
P30	0.76	0.14
P40	0.95	0.16
P50	1.48	0.2
P60	1.84	0.22
P70	2.57	0.28
P80	2.87	0.39
P90	4.68	0.61
Maximum	6.99	1.32

The statistical summary following the transformation of anomalous (outlier) values is presented in Table 82.

Table 82 - Statistical summary for the three Q’ data variables East Santo Antônio.

Variable	Mean	Std. Deviation	Minimum	Maximum
Hanging wall	1.8	1.31	0.35	4.48
Orebody	0.24	0.17	0.03	0.61
Footwall	2.2	1.81	0.13	5.6

The transformation applied to the outlier values resulted in a reduction of the mean value of 8.16% in the hanging wall and 14.28% for the orebody.

The Table 83 presents the Tukey’s range for all three Barton Q’ index distributions from Matinha.

Table 83 - Tukey’s range for all three Barton Q’ index distribution Matinha.

Barton Q’ index	Tukey’s range minimum	Tukey’s range maximum
Hanging wall	0.75	3.66
Footwall	-2.31	7.8
Orebody	-1.43	2.97

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 84 - Q’ data set percentiles Hanging wall Matinha.

Percentile	Barton Q’ index hanging wall
P10	0.48
P20	0.61
P30	1.84
P40	2.06
P50	2.06
P60	2.3
P70	2.57
P80	4.01
P90	4.01
Maximum	6.26

As shown in Table 84, for the Matinha vein hangingwall, 20% of the data fell below the minimum values, and 20% of the data was higher than the maximum. Following the same methodology as Santo Antonio, anomalous values were transformed to the nearest expected value, such that within the lower tail of the distribution the values were transformed to the P30 value and in the upper tail the values were transformed to the P70 value.

The footwall and vein / orebody for the Matinha vein did not indicate the presence of outliers in the data, therefore, no transformations were applied.

The final statistical summary for the Barton Q’ index distribution for Matinha vein, following transformation of outlier values in the hanging wall is presented in Table 85.

Table 85 - Statistical summary for the three Q’ Index data variables Matinha.

Variable	Mean	Std. deviation	Minimum	Maximum
Q’ Orebody	0.73	0.64	0.14	1.8
Q’ Hanging wall after capping P70	2.12	0.33	1.84	2.57
Q’ Footwall	2.91	2	0.11	6.26

After the transformation was applied to the hanging wall’s Barton Q’ index distribution, its mean reduced 10.16%. The authors note that the impact for Matinha is likely due to limited data collected. Expanding the sampling strategy in the area will provide a better assessment of the Q’ index in the future.

16.1.1.11	Mechanical rock properties (Santo Antônio and Matinha veins)

The second stage of the geomechanical characterization of the rock mass consisted of laboratory tests to determine the mechanical properties of the intact rock mass. Pieces of core with different lithologies were selected for UCS, tensile and TCS tests.

A total of 5 TCS tests, 16 tensile tests and 15 UCS tests were conduced for the Santo Antonio vein and 18 TCS tests, 17 tensile tests and 26 UCS tests were conducted for the Matinha vein by the Rock Mechanics Laboratory of the Federal University of Rio Grande do Sul (UFRGS). The UCS tests were performed according to ASTM D3148-02, the tensile tests were performed according to ASTM D3967-08 and the TCS tests were performed according to ASTM D2664-95a. The test results are presented in the following tables.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 86 - Results for the UCS tests West Santo Antônio.

Position	Lithology	Sample	Core	Diameter (mm)	Height (mm)	σ1 (MPa) Final	Young’s Mod. (GPa)
HW	Debris Flow	43467	SA-26	50.59	101.58	16.14	21.25
HW	Debris Flow	43468	SA-26	50.55	101.76	23.48	17.28
FW	Metalava	43470	SA-28	50.71	93.25	22.64	11.53
FW	Metalava	43472	SA-28	50.72	100.13	20.95	12.43
HW	Phylitte	43476	SA-06	50.57	81.49	19.69	7.25
HW	Phylitte	43480	SA-06	50.8	103	21.28	12.83
FW	Siltstone	43477	SA-13	50.5	97.93	17.42	8.45
FW	Siltstone	43478	SA-28	50.59	70.7	21.48	4.72
FW	Siltstone	43479	SA-06	50.69	85.02	11.55	6.83
HW	Debris Flow	32/5	SA-02	47.28	107.2	87.49	7.73
HW	Debris Flow	33/5	SA-02	47.34	109.87	57.83	15.64
HW	Debris Flow	34/5	SA-02	47.27	102.5	64.36	6.57
HW	Debris Flow	35/5	SA-02	47.3	101.9	78.18	9.55
HW	Debris Flow	36/5	SA-02	47.5	99.45	62.19	7.81
HW	Debris Flow	37/5	SA-02	47.24	96.5	69	6.45

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 87 - Results for the triaxial compressive strength tests West Santo Antônio.

Position	Lithology	Sample	Core	Diameter (mm)	Height (mm)	σ1 (MPa)	σ3 (MPa)	Cohesion (Mpa)	Friction angle (°)	Young’s Mod. (GPa)
FW	Siltstone	43466	SA-23	50.28	103.13	99.41	2.5			0.86
FW	Siltstone	43467	SA-23	50.5	108.1	104.91	5	31.65	22.02	19.63
FW	Siltstone	43468	SA-28	50.73	110.97	75.66	7.5			11.31
HW	Debris Flow	43469	SA-20	50.54	115.43	118.5	2.5			19.33
HW	Debris Flow	43470	SA-20	50.65	119.92	94.74	5	22.31	43.84	19.63
HW	Debris Flow	43471	SA-28	50.61	112.67	146.04	7.5			30.26
HW	Phylitte	43472	SA-23	50.5	115.9	58.98	2.5			12.73
HW	Phylitte	43473	SA-18	50.57	116.45	80.25	5			17.68
HW	Phylitte	43474	SA-26	50.63	109.93	111.14	7.5	4.4	56.13	9.42
FW	Phylitte	43475	SA-06	47.4	107.01	54.21	2.5			8.32
HW	Phylitte	43476	SA-22	50.76	93.87	40	5			7.12
FW	Metalava	43477	SA-13	50.41	116.67	78.23	2.5			10.24
FW	Metalava	43479	SA-20	50.57	110.56	69.68	2.5	9.58	53.38	24.88
FW	Metalava	43480	SA-21	50.55	105.73	130.73	5			27.11
FW	Metalava	43481	SA-18	50.52	90.21	112.84	7.5			12.9
HW	Metalava	43478	SA-22	50.52	113.51	85.02	5	1.72	60.47	9.13
HW	Metalava	43482	SA-10	50.68	109.4	49.03	2.5			12.28
FW	Diorite	43605	SA-41	50.41	112.95	62.43	2.5			10.38
FW	Diorite	43606	SA-16	50.07	115.98	61.79	5			15.52
FW	Diorite	43607	SA-16	50.18	106.49	78.57	7.5	9.07	40.31	3.4
FW	Diorite	43611	SA-41	50.61	109.4	80.06	7.5			15.88
FW	Diorite	43612	SA-41	50.6	111.59	47.8	5			14.54
HW	Debris Flow	43608	SA-02	47.5	107.3	125.79	2.5			11.94
HW	Debris Flow	43609	SA-02	47.4	110.46	148.59	5	6.24	37.29	17.79
HW	Debris Flow	43610	SA-02	47.41	106.98	132.67	7.5			15.1

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 88 - Results for the tensile tests West Santo Antônio.

Lithology	Sample	Diameter (mm)	Height (mm)	σt (MPa)
Metalava	1	47.47	29.1	8.08
Metalava	2	47.51	52.6	2.55
Metalava	3	47.46	32.25	6.81
Metalava	4	50.51	44.58	13.86
Phylitte	5	50.01	52.01	1.75
Phylitte	6	51.31	59.07	6.29
Phylitte	7	50.64	61.2	7.87
Phylitte	8	50.57	42.25	8.33
Debris Flow	18	47.36	35.29	8.54
Debris Flow	19	47.36	33.83	12.44
Debris Flow	20	47.25	30.4	3.16
Debris Flow	21	47.38	44.22	2.35
Diorite	22	50.6	35.87	1.51
Diorite	23	50.14	28.08	0.11
Diorite	24	50.7	32.12	4.21
Diorite	25	50.14	38.15	5.27

Table 89 - Results for the UCS tests East Santo Antônio.

Position	Lithology	Sample	Core	Diameter (mm)	Height (mm)	σ1 (MPa) Final	Young’s Mod. (GPa)
HW	Debris Flow	43466	SA-20	50.53	106.44	30.01	8.44
FW	Metalava	43469	SA-21	50.53	104.58	23.13	15.87
FW	Metalava	43471	SA-10	50.84	92.42	22.41	10.51
HW	Metalava	43473	SA-22	47.57	74.21	13.19	13
HW	Phylitte	43474	SA-24	50.59	93.79	14.91	6.27
HW	Phylitte	43475	SA-18	50.64	74.3	21.86	8.62
FW	Diorite	43612	SA16	50.06	112.04	14.48	10.77
FW	Diorite	43613	SA41	50.68	114.71	55.69	6.95
FW	Diorite	43614	SA16	50.21	101.53	10.89	5.66
FW	Diorite	43615	SA16	50.14	94.52	14.11	6.81
FW	Diorite	43616	SA16	50.14	97.36	29.03	6.76

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 90 - Results for the tensile tests East Santo Antônio.

Lithology	Sample	Diameter (mm)	Height (mm)	σt (MPa)
Metalava	1	47.47	29.1	8.08
Metalava	2	47.51	52.6	2.55
Metalava	3	47.46	32.25	6.81
Metalava	4	50.51	44.58	13.86
Phylitte	5	50.01	52.01	1.75
Phylitte	6	51.31	59.07	6.29
Phylitte	7	50.64	61.2	7.87
Phylitte	8	50.57	42.25	8.33
Debris Flow	18	47.36	35.29	8.54
Debris Flow	19	47.36	33.83	12.44
Debris Flow	20	47.25	30.4	3.16
Debris Flow	21	47.38	44.22	2.35
Diorite	22	50.6	35.87	1.51
Diorite	23	50.14	28.08	0.11
Diorite	24	50.7	32.12	4.21
Diorite	25	50.14	38.15	5.27

Table 91 - Results for the triaxial compressive strength tests East Santo Antônio.

Position	Lithology	Sample	Core	Diameter (mm)	Height (mm)	σ1 (MPa)	σ3 (MPa)	Cohesion (Mpa)	Friction angle (°)	Young’s Mod. (GPa)
FW	Siltstone	43466	SA-23	50.28	103.13	99.41	2.5			0.86
FW	Siltstone	43467	SA-23	50.5	108.1	104.91	5	31.65	22.02	19.63
FW	Siltstone	43468	SA-28	50.73	110.97	75.66	7.5			11.31
HW	Debris Flow	43469	SA-20	50.54	115.43	118.5	2.5			19.33
HW	Debris Flow	43470	SA-20	50.65	119.92	94.74	5	22.31	43.84	19.63
HW	Debris Flow	43471	SA-28	50.61	112.67	146.04	7.5			30.26
HW	Phylitte	43472	SA-23	50.5	115.9	58.98	2.5			12.73
HW	Phylitte	43473	SA-18	50.57	116.45	80.25	5			17.68
HW	Phylitte	43474	SA-26	50.63	109.93	111.14	7.5	4.4	56.13	9.42
FW	Phylitte	43475	SA-06	47.4	107.01	54.21	2.5			8.32
HW	Phylitte	43476	SA-22	50.76	93.87	40	5			7.12
FW	Metalava	43477	SA-13	50.41	116.67	78.23	2.5			10.24
FW	Metalava	43479	SA-20	50.57	110.56	69.68	2.5	9.58	53.38	24.88
FW	Metalava	43480	SA-21	50.55	105.73	130.73	5			27.11
FW	Metalava	43481	SA-18	50.52	90.21	112.84	7.5			12.9
HW	Metalava	43478	SA-22	50.52	113.51	85.02	5	1.72	60.47	9.13
HW	Metalava	43482	SA-10	50.68	109.4	49.03	2.5			12.28
FW	Diorite	43605	SA-41	50.41	112.95	62.43	2.5	9.07	40.31	10.38
FW	Diorite	43606	SA-16	50.07	115.98	61.79	5			15.52
FW	Diorite	43607	SA-16	50.18	106.49	78.57	7.5			3.4
FW	Diorite	43611	SA-41	50.61	109.4	80.06	7.5			15.88
FW	Diorite	43612	SA-41	50.6	111.59	47.8	5			14.54
HW	Debris Flow	43608	SA-02	47.5	107.3	125.79	2.5			11.94
HW	Debris Flow	43609	SA-02	47.4	110.46	148.59	5	6.24	37.29	17.79
HW	Debris Flow	43610	SA-02	47.41	106.98	132.67	7.5			15.1

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 92 - Results for the UCS tests, Matinha vein

Position	Lithology	Sample	Core	Diameter (mm)	Height (mm)	σ1 (MPa) Final	Young’s Mod. (GPa)
HW	Debris Flow	1	MAT-04	50.44	106.68	50.95	6.44
HW	Debris Flow	2	MAT-04	50.39	106.18	57.61	6.9
HW	Debris Flow	3	MAT-04	50.41	91.41	43.83	11.4
FW	Phylitte	4	MAT-05	50.44	100.46	41.42	6.58
FW	Phylitte	5	MAT-04	50.33	93.98	37.37	5.88
FW	Phylitte	6	MAT-04	50.25	87.07	51.09	7.07
FW	Phylitte	7	MAT-04	50.28	93.52	34.59	4.34
FW	Metalava	8	MAT-09	50.52	106.85	49.24	8
FW	Metalava	9	MAT-09	50.29	108.38	35.58	7.66
FW	Metalava	10	MAT-09	50.43	95.75	21.31	13.05
FW	Metalava	11	MAT-04	50.36	93.72	32.56	6.85
FW	Diorite	12	MAT-08	50.68	113.59	17.04	20.44
HW	Diorite	13	MAT-01	50.75	100.36	57.93	11.93
HW	Diorite	14	MAT-01	50.66	90.48	41.87	10.55
FW	Diorite	15	MAT-04	50.21	83.2	35.63	6.62
FW	Felsic Dike	16	MAT-04	50.42	99.8	98.95	7.99
FW	Felsic Dike	17	MAT-04	50.44	110.6	28.81	24.19
HW	Felsic Dike	18	MAT-05	50.43	102.28	77.84	11.87
FW	Felsic Dike	19	MAT-07	50.41	104.1	34.46	10.13
FW	Siltstone	20	MAT-09	50.49	108.2	59.65	6.55
HW	Siltstone	21	MAT-09	50.4	102.39	45.07	6.39
HW	Siltstone	22	MAT-05	50.52	114.44	52.11	12.37
HW	Siltstone	23	MAT-09	50.39	106.79	69.89	6.68
HW	Siltstone	24	MAT-09	50.41	108.63	23.21	5.21
HW	Siltstone	25	MAT-05	50.44	82.46	43.43	5.26
HW	Siltstone	26	MAT-05	50.39	85.78	19.79	11.15

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Table 93 - Results for the tensile tests Matinha vein.

Lithology	Sample	Diameter (mm)	Height (mm)	σt (MPa)
Phylitte	1	50.34	30.8	5.64
Phylitte	2	50.32	30.01	5.2
Phylitte	3	50.8	36.56	4.09
Phylitte	4	50.38	33.87	4.36
Metalava	5	50.4	29.2	5.34
Metalava	6	50.5	27.8	1.92
Metalava	7	50.45	30.85	6.47
Metalava	8	50.68	35.8	2.99
Debris Flow	9	50.53	34.8	6.92
Debris Flow	10	50.42	27.5	7.38
Debris Flow	11	50.54	35.92	4.82
Debris Flow	12	50.67	33.38	4.43
Siltstone	13	50.55	37.92	5.06
Siltstone	14	50.6	43.58	4.13
Siltstone	15	50.54	31.42	8.9
Siltstone	16	50.43	38.78	7.65
Diorite	17	50.11	26.76	3.9

Table 94 - Results for the triaxial compressive strength tests Matinha vein.

Position	Lithology	Sample	Core	Diameter (mm)	Height (mm)	σ1 (MPa)	σ3 (MPa)	Cohesion (Mpa)	Friction angle (°)	Young’s Mod. (GPa)
HW	Debris Flow	1	MAT-04	50.43	107.22	78.26	2.5			13.12
HW	Debris Flow	2	MAT-04	50.44	109.64	63.29	5	3.01	40.12	30.96
HW	Debris Flow	3	MAT-01	50.56	108.3	123.12	7.5			10.43
FW	Phylitte	4	MAT-04	50.46	113.05	66.55	2.5			11.1
FW	Phylitte	5	MAT-04	50.21	110.66	79.52	5	10.11	44.2	13.28
FW	Phylitte	6	MAT-04	50.43	106.58	64.45	7.5			14.61
FW	Metalava	7	MAT-04	50.32	122	84.25	2.5			31.58
HW	Metalava	8	MAT-04	50.52	113.55	115.48	5	2.8	35.45	11.54
FW	Metalava	9	MAT-09	50.4	108.23	63.75	7.5			13.33
FW	Diorite	10	MAT-08	50.71	117.88	69.01	2.5			14.74
HW	Diorite	11	MAT-04	50.65	113.53	102.65	5	2.57	41.15	11.99
FW	Diorite	12	MAT-09	50.73	115.68	60.58	7.5			9.44
HW	Siltstone	13	MAT-05	50.38	110.78	34.25	2.5			24.88
HW	Siltstone	14	MAT-05	50.38	111.83	63.71	5	0.6	26.11	27.11
HW	Siltstone	15	MAT-05	50.54	111.35	93.34	7.5			12.9
FW	Felsic Dike	16	MAT-04	50.44	115.65	151.25	2.5			13.69
HW	Felsic Dike	18	MAT-05	50.35	108.56	162.95	7.5	29.5	40.6	15.71
HW	Felsic Dike	19	MAT-05	50.47	104.93	88.73	5			19.77

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

16.1.1.12	Geotechnical Recommendations (Santo Antônio / Matinha veins)

UCS testing resulted in average compressive strength for lithologies that comprise the hanging wall and the footwall of Santo Antonio West of: 16.8 MPa for siltstone, 57.3 MPa for debris flow, 21.8 MPa for metalava, and 20.5 MPa for Phylitte. For Santo Antonio East, the average compressive strength was determined to be: 30.0 MPa for Debris Flow, 13.2MPa for Metalava, 18.4 MPa for Phylitte and 24.8 MPa for Diorite.

The Averages of the rock mass unites that compose the hanging wall and the footwall of Matinha are 44.7 MPa for siltstone, 50.8 MPa for debris flow, 34. 7 MPa for Metalava, 41.1 MPa for Phylitte, 38.1 MPa for Diorite and 60.0 MPa for Felsic dike.

The ranking by RMR and Q-system for rock mass classification indicate that the orebody and hangingwall rock mass units can be considered of very poor quality and the footwall rock mass units can be considered of poor quality. As a result of the RMR and Q-System rankings of the Santo Antonio vein, the mine plan was designed around an inclined room and pillar approach. The advantage of inclined room in pillar in Santo Antonio is the limited hydraulic radius due to the small spans between rooms – ideal for poor quality rock mass units. A detailed description of the two methods is provided in subsequent sections.

It is recommended doing a geotechnical mapping at each new mining advance, creating an information collection routine that later will be useful for a geostatistical- geomechanical model.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

16.1.2	QP Opinion – Santo Antonio Rock Mechanics

Despite the poor to very poor rock mechanics of the hangingwall of the Santo Antonio vein, the long operational history of Buracão and Brás ore bodies, where interlevel of very poor roof quality exist, supports the conclusion that mining of Santo Antonio is feasible, along with the proposed mining method of inclined room in pillar.

The rock mechanics analysis performed for the Santo Antônio target is adequate for the report at current feasibility level in support of the current Mineral Reserves and mining method. As soon as the Santo Antonio vein is developed, geotechnical mapping and additional characterization work should be performed, both initially and on a continual basis to support mining operations, mine design and ongoing geotechnical support requirements.

16.2	Cut and Fill Mining

The mining method applied to the Brás and Buracão orebodies is the overhand cut and fill, using mining waste as backfill. The application of this method is a function of the geometric characteristics of the orebody and of the competence of the footwall and hanging wall and has been in use since 2012.

The orebodies at the NX Gold mine have the average dimensions shown in Table 95.

Table 95 - Orebodies of Brás and Buracão dimensions

Target	DIP (°)	Extension along strike (m)	Average Thickness (m)
Brás	32 to 45	100	6.0
Buracão	32 to 40	70	2.5

The cut-and-fill method with overhand stopes has been used since the NX Gold Mine started mining operations. Waste derived from development is used to fill in the stopes. On average, waste production using this method is approximately 6,300tonnes per month, with stope filling requirements of approximately 4,000 tonnes per cut-and-fill cycle.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Figure 91 – View looking North. Mining at the Brás vein. Excavated drifts are shown in red and planned mine development (including planned pillar locations) is shown in yellow

All development supporting the mines continued operation, including the primary ramp, occurs in the footwall of the deposits. The distance between permanent excavations and the mining area is maintained at 30 meters.

The Brás vein is divided into vertical panels of 64 meters with interlevel spacing of 15 meters, while the Buracão vein is divided into vertical panels of 35 meters with interlevel spacing of 14 meters. The maximum hydraulic radius adopted for inter-levels is 4 meters and the mining blocks are separated by pillars 5 meters long along strike and 5 meters high along the dip of the ore body.

Production from cut-and-fill inter-levels is approximately 4,000t/month and 1,250t/month at the Brás and Buracão veins, respectively.

16.2.1	Mining cycles

The mining cycle for cut-and-fill at the Brás vein can be described as follows:

1.	Drilling of 51 mm diameter and 3.8 meter deep holes using S1D jumbos

2.	Detonation using cartridge explosives on a charge ratio of 1.06 kg per drilled meter.
3.	Loading using a JCB telescopic handler with a 4.5-tonne capacity
4.	Loading and transportation of ore to the surface using 6-tonne capacity LHD loaders and 20-tonne capacity trucks
5.	Scaling using S1D jumbos
6.	Filling using 20-ton trucks and LHD loaders to maintain the stability of the ramp
7.	Drilling for rock support using S1D Jumbos

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

8.	Reinforcement of hanging wall with grouted splitsets and cables (as required by design)
8.	Reinforcement of hanging wall with grouted splitsets and cables.

Figure 92 – Cross section mining schematic looking east within the Brás vein.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Figure 93 – Plan view. Mining at the Buracão orebody

The mining cycle for cut-and-fill at the Buracão vein can be described as follows:

1.	Drilling of 40 mm diameter and 1.4-m deep holes using jackleg hammers.

2.	Detonation using cartridge explosive on a charge ratio of 1.35 kg per blasted tonne
3.	Loading and transport of material with 700kg tonne capacity Bobcat loaders to the loading site
4.	Loading and transportation of ore to the surface using 6 tonne capacity LHD loaders and 20 tonne capacity trucks
5.	Manual scaling
6.	Drilling for rock support and installation of splitsets using jackleg hammers (as required by design)

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Figure 94. Plan view. Mining at the Buracão orebody

16.3	Inclined Room and Pillar

The inclined room and pillar method is, in essence, a combination of conventional room and pillar mining with applied cut and fill. This is applicable to deposits with an orebody that dips between 20º and 55º, and that the mined volume can be filled later to increase local stability and improve mine recovery.

The orebodies at the NX Gold mine have the dimensions shown in Table 96.

Table 96 - Santo Antônio target Orebody dimensions

Target	DIP (°)	Extension along strike (m)	Avg. Thickness (m)
Santo Antônio	32 to 40	300	2.0

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Figure 95. Plan view. Layout Mining Room and Pillar at the Santo Antonio orebody

The mine plan for the Santo Antonio vein has been divided into 2 main panels on levels -65 and -170. The 8 meters span of each room is separated by pillars measuring 5 meters by 4 meters (Figure 95).

The mining cycle for room and pillar at the Santo Antonio mine is:

1.	Drilling of 40 mm diameter and 1.4m deep holes using jackleg hammers.
2.	Detonation using cartridge explosive with a charge ratio of 1.35 kg per blasted tonne;
3.	Loading and transport of material with 2-tonne capacity Slusher / Scraper to the loading drift;
4.	Loading and transportation of ore to the surface using 6-ton capacity LHD loaders and 20-ton capacity trucks;
5.	Manual scaling;
6.	Drilling for rock support and installation of splitsets using jackleg hammers.

16.4	Santo Antonio Mine Plan

Based on empirical data from Buracão where the mining method was used in 2018 and 2019, the productive mining rate of 500 tonnes/month per room was assumed for the room and pillar method. The constraint for production using this method is based on number of jackleg operators per shift and developed rooms available for production. For the current reserve schedule and life of min plan, 9 jackleg machines operating per shift has been assumed. The rate considered on mechanized development was 40 meters per month and 25 meters per month on jackleg development.

The life of mine production schedule for the NX Gold mine was generated in EPS Datamine. The results are presented below:

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Table 97 – Mine Schedule

Underground Mining	Unit	2019	*	2020	2021	2022	Total
Brás Vein
Productive Development	t	-
Development Au Grade	g/t	-		-	-	-	-
Contained Au Development	kg	-		-	-	-	-
Ore Mined	t	2,969		-	-	-	2,969
Ore Mined Au Grade	g/t	3.83		-	-	-	3.83
Contained Au, Mined	kg	11		-	-	-	11
Production Total	t	2,969		-	-	-	2,969
Total Grade Mined	g/t	3.83		-	-	-	3.83
Contained Au, Total	kg	11		-	-	-	11
Waste Total	t	1,700		-	-	-	1,700
Tonnes Total (ROM+Waste)	t	4,669		-	-	-	4,669
Buracão Vein
Productive Development	t	-		-	-	-	-
Development Au Grade	g/t	-		-	-	-	-
Contained Au Development	kg	-		-	-	-	-
Ore Mined	t	2,692		-	-	-	2,692
Ore Mined Au Grade	g/t	5.42		-	-	-	5.42
Contained Au, Mined	kg	15		-	-	-	15
Production Total	t	2,692		-	-	-	2,692
Total Grade Mined	g/t	5.42		-	-	-	5.42
Contained Au, Total	kg	15		-	-	-	15
Waste Total	t	1,900		-	-	-	1,900
Tonnes Total (ROM+Waste)	t	4,592		-	-	-	4,592
Santo Antonio Vein
Productive Development	t	3,697		23,268	1,773	5,627	34,366
Development Au Grade	g/t	7		11	22	14	11
Contained Au Development	kg	25		246	39	77	387
Ore Mined	t	11,855		115,604	104,240	107,155	338,855
Ore Mined Au Grade	g/t	7.60		9.83	16.26	9.00	11.47
Contained Au, Mined	kg	90		1,137	1,695	964	3,887
Production Total	t	15,553		138,873	106,013	112,782	373,221
Total Grade Mined	g/t	7.41		9.95	16.36	9.24	11.45
Contained Au, Total	kg	115		1,382	1,734	1,042	4,273
Waste Total	t	48,206		105,321	36,562	10,346	200,435
Tonnes Total (ROM+Waste)	t	63,758		244,194	142,575	123,129	573,656
Underground Mine, Total
Production	t	21,214		138,873	106,013	112,782	378,882
Au Grade	g/t	6.65		9.95	16.36	9.24	11.35
Contained Au**	kg	141		1,382	1,734	1,042	4,299
Contained Au**	Oz	4,538		44,445	55,747	33,492	138,221

Note: summed amounts may not add due to rounding

*2019 denotes the period from October 1, 2019 to December 31, 2019

**Contained Au has not been adjusted for metallurgical recoveries

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Table 98 – Production Plant

Process Plant	Unit	2019*	2020	2021	2022	Total
Ore Processed	t	21,214	138,873	106,013	112,782	378,882
Au Grade Processed	g/t	6.65	9.95	16.36	9.24	11.35
Recovery Gravimetric	%	76%	77%	77%	77%	77%
Flotation Recovery	%	70%	80%	80%	80%	77%
CIL Recovery	%	64%	76%	76%	76%	73%
Global Recovery	%	87%	91%	91%	91%	90%
Bullion Mass	kg	350	3,594	4,507	2,707	11,158
Au Contained in Bullion	oz	3,936	40,438	50,720	30,472	125,566
Ag contained in Bullion	oz	2,249	23,107	28,983	17,413	71,752

Note: summed amounts may not add due to rounding

*2019 denotes the period from October 1, 2019 to December 31, 2019

16.5	Underground Equipment Fleet, NX Gold Mine

The fleet of equipment currently in use at the NX Gold Mine as at the Effective Date, including equipment rentals, is shown in Table 99 and Table 100. The NX Gold Mine currently has all equipment needed to support the contemplated production plan as set forth in this Technical Report.

Table 99 - Fleet of equipment used in the underground mine at NX Gold

Category	Code/TAG	Type	Manufacturer	Model
	LHD-01	Loader	Caterpillar	R1600G
	LHD-03	Loader	Caterpillar	R1600G
Loading	LHD-05	Loader	Atlascopco	ST1030
	CG-04 (rented)	Loader	Caterpillar	950
	CG-06 (rented)	Loader	Caterpillar	950
	BOL-01	Boltec	Atlascopco	S
	BET-01	Concrete Mixer	Fiori	DB260SL CBV
	PRJ-01	Shotcreet	Putzmeister	SPM 4210 Wetkret
	SCA-02 (rented)	Scaler	ADAPTADO	ADAPTADO
Rock Support and	RE-04	Backhoe loader	Case	580N
Infrastructure	MN-01	Motor Grader	Caterpillar	120K
	PLT-08 (rented)	Platform	New Holland	LM1745
	PLT-10 (rented)	Platform	New Holland	LM1745
	PLT-11 (rented)	Platform	New Holland	LM1745
	PLT-13 (rented)	Platform	New Holland	LM1746
	JB-01	Jumbo	Atlascopco	Boomer S1D
	JB-02	Jumbo	Atlascopco	Boomer S1D
Drilling	JB-03	Jumbo Drill	Atlascopco	Boomer 282 S
	JB-06 (rented)	Jumbo Drill	Atlascopco	Boomer 282 S
	JB-07 (rented)	Jumbo Drill	Atlascopco	Boomer M2C

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Table 100 - Fleet of equipment for Santo Antônio mine

Category	Code/TAG	Type	Manufacturer	Model
	Winch and Scraper - 01	Scraper	Bafotech	LF230 M ( 37 KW)
	Winch and Scraper - 02	Scraper	Bafotech	LF230 M ( 37 KW)
	Winch and Scraper - 03	Scraper	Bafotech	LF230 M ( 37 KW)
Loading	Winch and Scraper - 04	Scraper	Bafotech	LF230 M ( 37 KW)
	Winch and Scraper - 05	Scraper	Bafotech	LF230 M ( 37 KW)
	Winch and Scraper - 06	Scraper	Bafotech	LF230 M ( 37 KW)
	Winch and Scraper - 07	Scraper	Bafotech	LF230 M ( 37 KW)
	Winch and Scraper - 08	Scraper	Bafotech	LF230 M ( 37 KW)
	Stoper Drill 01	Jackleg	Tornibras	TB 46WS-8
Rock Support	Stoper Drill 02	Jackleg	Tornibras	TB 303 HW
	Stoper Drill 03	Jackleg	Tornibras	TB 303 HW
	Stopping Drill 01	Jackleg	Tornibras	TB 303 AM
	Stopping Drill 02	Jackleg	Tornibras	TB 303 AM
	Stopping Drill 03	Jackleg	Tornibras	TB 303 AM
	Stopping Drill 04	Jackleg	Tornibras	TB 303 AM
	Stopping Drill 05	Jackleg	Tornibras	TB 303 AM
Drilling	Stopping Drill 06	Jackleg	Tornibras	TB 303 AM
	Stopping Drill 07	Jackleg	Tornibras	TB 303 AM
	Stopping Drill 08	Jackleg	Tornibras	TB 303 AM
	Stopping Drill 09	Jackleg	Tornibras	TB 303 AM
	Stopping Drill 10	Jackleg	Tornibras	TB 303 AM
	Stopping Drill 11	Jackleg	Tornibras	TB 303 AM
	Stopping Drill 12	Jackleg	Tornibras	TB 303 AM

16.6	Dewatering

The dewatering infrastructure of the mine has been designed to collect water from a fractured-rock aquifer that exits within the underground mine. Water egress occurs primarily within the mining levels (quartz veins), as the country host rocks generally do not have properties that allow their fractures to connect. Within each level of the mine, water collection points (sumps), each using a Flygt pump with 15 or 30 horsepower, are installed. These pumps are designed to pump water into the main pumping boxes which are interconnected by 6-inch pipelines with a vertical spacing of 60 m. Each main pumping box has one or two Metso HM100 pumps with a pumping capacity of 100 m3/h each. At the final collection point, particulate matter is removed from the collected water by decantation, enabling the water to be recycled and used in other parts of the mine including the processing plant. The total output of mine dewatering at the time of the Effective Date was 60 m3/h.

Santo Antonio will use the Brás dewatering system. Water from room and pillar panels will be drained to the pumping stations along the main ramp. The two primary panels on level -65 and level -170 will be dewatered by the pumping stations located on level – 85 and level -200, respectively.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Table 101 - Dewatering infrastructure for the Brás and Buracão veins

Level	Number of Flygt pumps	Number of Metso pumps
217	-	2
155	-	2
76	-	1
36	-	1
-29	-	1
-85	-	1
-93	1	-
-135	1	-
-140	1	-
-170	2	-
-185	1	-
-200	1	1
-220	2	-
-230	2	-
-250	1	-
Main Ramp	1	-
157	1	-
147	1	-
132	1	-
111	-	1
70	1	1
60	1	-
36 STO	1	-
29	1	-

16.7	Drilling and Blasting

Drilling at the Brás vein is performed using Atlas Copco S1D and 282 jumbos, both with 14-foot drills. The holes drilled are 51 mm in diameter and 3.8 m in depth with one meter spacing and separation, regardless of the section size. Holes with a diameter of 102 mm are used to drill the free face.

Jackleg drilling is used for development in the Buracão mine. Holes with a diameter of 40 mm are used for both loaded holes and free face holes. Drilling planes are spaced at 50 cm.

Production drilling and development drilling utilize the same equipment, in both the mechanized and jackleg mining processes. The pattern for production drilling consists of 51 mm holes drilled in a fan shape. Spacing and separation between the holes is 1.0 m and 0.8 m for mechanized drilling and for jackleg drilling respectively.

Rock blasting is performed with SENATEL MAGNAFRAG 38X600 1.5”X24” cartridge explosives for mechanized mining, and with SENATEL MAGNAFRAG 1”X24” cartridge explosives for jackleg mining. Ignition of explosives is done using BRINEL wires with timing delays ranging from 1 microsecond to 332 microseconds, distributed in an increasing order from the inside to the outside of the section. Other accessories used in the process include NP 5, NP 10 and NP60 detonating cord along with 2.5 meter No. 8 blasting caps. This configuration allows an average charge ratio of 1.35 kg/t to be defined.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Figure 96 – Drill and blast plan for mine development

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Figure 97 – Drill and Blast plan for cut-and-fill mining

Table 102 - Drilling equipment

Model	Amount
Atlas Copco 282 Jumbo	2
Atlas Copco S1D Jumbo	2
Pneumatic hammer	10

Table 103 - Dimension and blast hole requirements of development mining

Development Face Dimension	Required blast holes
4.5m x 4.5m	61
4.0m x 4.5m	55
4.5m x 5.5m	70
2.2m x 1.8m	25
2.2m x 2.8m	35

16.8	Load and Dump

Loading and transportation of both ore and waste follow the same procedure. Loading is performed using LHDs with capacity of 3 m3. Transportation is performed by 5 Mercedes 3131 trucks with a maximum capacity of 20 tonnes or 12 m3.

NX Gold has 3 active LHDs (two Caterpillar R1600 and one Atlas Copco ST1030). At jackleg mining sites, loading and transportation are performed by two loaders: one Mustang 400 and one Case SR 200. The development of the ramp uses a gramby car, with capacity of 1.5 m3, to move material to an underground stockpile where it is then transported to the surface by LHDs and trucks.

Loading and hauling from the Santo Antônio will use a system based on winch scrapers, previously in use in Buracão as well as LHD loaders and 20 tonne 6x4 trucks.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Table 104 - Loading and Dumping equipment

Loading equipment
Model	Qty
LHD Caterpillar R1600	2
LHD Atlas Copco ST1030	1
Mustang 400 Mini loader	2
Case SR 200 Mini loader	2
Winch and Scraper Bafotech in 37 KW	8
Dumping equipment
Mercedes 3131 Trucks	5
Gramby Car 1.5m3	1

16.9	Ventilation and Alternative Emergency Exit

Currently, the main ventilation circuit is composed of five raises connecting the underground mine to the surface. This includes two exhaust raises and three intake raises. The current intake of fresh air into the mine is 155.4m3/s.

To meet the current air demand, three exhaust fans with 150 hp motors are installed at the surface providing air flow of 45 m3/s at a static pressure of 1500 Pa. The current operating configuration for these exhaust fans is 400 Pa. Secondary ventilation includes sixteen fans underground: ten with 100 hp motors, two with 75 hp motors, one with a 50 hp motor, and one with a 175 hp motor. Current consumption of electric power is on the order of 864 MWh/ month for the underground mine operations.

Emergency escapeways are located within the intake raises and are interconnected up to level -170. The Brás and Buracão veins have rescue chambers installed at levels -85 and +129 respectively.

16.10	Staff Table

The underground mine has a total of 156 staff on its roster, including 114 permanent employees and 42 third-party employees (jackleg mining contractor).

Fleet maintenance, hauling and other services are carried out by a contractor that currently has 67 employees.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Table 105 - Underground mine staff

Company	Headcount
NX Gold S.A. Employees	114
Minere ltda. Employees	42
Permanent heavy fleet maintenance
NX Gold S.A. Employees	3
Souza e Nunes ltda. Employees	33
July Quartzo	34

16.11	Summary and Qualified Person’s Opinion

After analyzing the documents and plans presented during a technical site visit to the site in 2019, the authors of this Report make the following comments on the underground mining operations at NX Gold:

•	The NX Gold underground mine is small operation (approximately 120,000 tonnes per annum as envisioned currently) with the possibility to increase production;

•	There are inferred resources that should be further developed and explored in order to perpetuate mining activities;
•	The selection of an overhand cut-and-fill mining method for Bras and Buracão and inclined room and pillar method for Santo Antonio are appropriate given the nature of the deposits;
•	While, the productivity of the mining operations and per tonne operating metrics are high when compared with similar mines in Brazil, this represents an area for potential improvement and further cost reduction.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

17.0	RECOVERY METHODS

The Nova Xavantina Plant includes a conventional 3-stage crush; ball milling; centrifugal gravity concentration (Falcon); intensive cyanidation - ILR (GEKKO); hydrocyclones; flotation (rougher, scavenger and cleaner); pre-lime and CIL of the flotation concentrate; desorption (atmospheric pressure Zadra stripping); acid washing (before and after desorption); and smelting. The Nova Xavantina Plant has been in operation since 2012.

Currently, all units of the plant operate in 3 shifts for 24 hours per day from Monday to Saturday. The crushing rate is 80 tph, and the grinding rate is 44.5 tph. Average utilization is currently 34.2% for crushing and 39.7% for grinding due to low mine feed. The plant has the capacity to process in excess of 300,000 tonnes of ore per year as compared to current rates of approximately 120,000 tonnes per year.

The plant's operational staff currently includes 30 direct staff plus 27 more people for regular maintenance of mechanical and electrical parts. Overall plant recovery averages above 90%, with more than 75% of the gold is being recovered through gravity and ILR.

Ore feed into the Nova Xavantina Plant typically averages 12 g/t gold and 22 g/t silver. The ore of the NX Gold Mine is difficult to process given the high carbonaceous content of approximately 8% carbon, which historically had resulted in significant losses of gold due to the preg-robbing effect. Due to the efforts of the processing team, recovery through CIL at NX Gold has improved significantly over the years to current levels, and is markedly higher than that of similar carbonaceous ores.

Following the plant there are two tailings ponds, one that receives the tailings from flotation, and another that receives tailings from CIL. The latter is coated with double layer of HDPE for natural degradation of residual cyanide, complemented by the addition of hydrogen peroxide in order to adjust cyanide levels as required by regulations. The tailings circuit is essentially a closed loop with water loss only occurring through evaporation and in the residual moisture content of the tailings. Process water is supplied via pumping from the underground mine.

The current capacity of the CIL tailings pond is approximately 450,000 tonnes, sufficient for more than 10 years of operation and while the flotation tailings pond has current storage capacity of about 10 months of operation, thickened inert tails are routinely removed from the pond and used to reclaim the artisanal open pit mines within the NX Gold mining concession. Figure 99 shows the characteristics and process flowsheet for both tailing dams.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Figure 98 – Process flowsheet

Figure 99 – Tailings disposal

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

17.1	Crushing

The nominal rate of the crushing unit is 80tph.

Run-of-mine material (ROM) is transported by trucks from the underground mine and stored in surface buffer piles, with a storage capacity of 3,000 tonnes. From there it is taken up a loader to the feed hopper.

Using an apron feeder, the 100mm to 500mm coarse material is loaded into a Simplex SXBM 9060 jaw crusher with a closed-side setting (“CSS”) of 100 mm for primary crushing. Undersize material (sub 100mm) is moved to the SIMPLEX SXPL 6024/2D double-deck classification screen by a belt feeder for further separation of particle sizes of 22mm to 10mm.

Oversize fractions (greater than 20mm) and the fractions between 20mm and 10mm are transported by conveyor to the secondary and tertiary cone crushers, respectively. The secondary cone crusher is a SIMPLEX SXBC 12194 CS with a CSS of 20mm, and the tertiary cone crusher is a SIMPLEX SXBC 12194 CC with a CSS of 12mm. Ore from secondary and tertiary crushers is discharged onto the first screening belt which closes the crushing circuit.

Undersized material (sub 10mm particles) is placed on the second belt feeder to feed the ball mill.

Two operators per shift are required to operate the crushing unit (photo shown in Figure 100).

Figure 100 – Crushing Unit overview.

17.2	Grinding

The nominal rate of the grinding unit is 44.5 tph.

Grinding consists of a 12 ft by 19 ft, 1,400 horsepower ball mills (Figure 69), loaded with a 30% charge of steel balls up to 80 mm in diameter. The ball mill operates in a closed circuit with a 15 inch diameter hydrocyclone. The circulating load within the milling circuit is approximately 400%.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Figure 101 – Ball mill overview.

In the milling circuit, hydrocyclone underflow passes through a 2mm mesh diameter screen, with the oversize returning to the mill. Approximately one-third of underflow is used as feed for the Falcon centrifugal concentrator and the balance is returned to the mill. The Falcon centrifugal concentrator (photo shown in Figure 101) operates at 60 G forces and in 19 minute-long cycles.

The daily production of gravity concentrate delivered into intensive cyanidation - IRL (GEKKO) (photo shown in Figure 102) is 1,500 kg per batch (approximately 12 hours of operation). More than 75% of the gold is recovered during centrifugal concentration/IRL.

The feed grade of the Falcon concentrator typically averages 12.0 g/t gold, while the concentrate has an average grade of approximately 4,000 g/t gold.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Figure 102 – Falcon centrifugal concentrator overview.

Figure 103 – Intensive cyanidation - IRL

Hydrocyclone overflow with a target P80 of 150 microns is used as flotation feed after passing through a 1m x 1.5m vibrating screen with mesh diameter of 1 mm.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

17.3	Flotation

The flotation unit operation (photo shown in Figure 104) consists of 3 rougher cells, 3 scavenger cells, and 1 cleaner circuit. Each cell is a FLSmidth tank cell with a volume of 9m3. Flotation feed averages approximately 2.5 g/t gold while the concentrate grade averages approximately 50 g/t.

Current flotation operations target a solids ratio of 30% by weight. Reagent dosages include 65 g/t of the collector potassium amyl xanthate and 30 g/t of Flomin as a frothing reagent. Flotation mass pull is approximately 2%, and gold recovery is approximately 90%. Tailings from flotation have a gold grade of approximately 0.3 g/t and are stored in the flotation pond.

The flotation concentrate is transferred to the CIL unit operation.

Figure 104 – Flotation Unit overview.

17.4	Carbon-in-Leaching (CIL)

The CIL unit operation (photo shown in Figure 105), which further processes the flotation concentrate, is comprised of a series of 6 agitating tanks, each with 12m3 of capacity. The first tank in the series is only used for a pre-lime step, with no carbon added, while the other five cells utilize carbon addition. Target carbon concentration in the 5 tanks is 20% by volume, and the calculated residence time in CIL is 60 hours.

Average gold feed grade is approximately 55 g/t compared to discharge grades of approximately 10 g/t, implying an average recovery of 81%, which is widely considered to be a good recovery level for the high-carbonaceous ores of the NX Gold Mine.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

Loaded carbon with an average grade of 1,200 g/t is then pumped from the first CIL tank to the Desorption Unit. NaOH is used during the CIL process to control pH.

The concentration of cyanide contained in the slurry in the first tank approaches 1,200 ppm of CN, whereas the last tank has a concentration of 300 ppm. The slurry from the CIL process is then pumped to the respective tailings pond after passing through a small screen to ensure the retention of fine carbon. Typically, no additional detoxication steps are used in the procedure for cyanide degradation. Cyanide degradation occurs naturally through exposure to UV light in the tailings dam where concentrations of cyanide are within acceptable levels. When reusing water from the CIL tailings dam in the plant, a hydrogen peroxide system is used to ensure complete destruction of cyanide.

Figure 105 – CIL (Carbon-in-leach) Unit overview.

17.5	Desorption, Electrowinning, Acid Washing, and Smelting

The desorption column has capacity for 2 tonnes of carbon, with three batches of desorption performed per week. The process applies Zadra stripping at atmospheric pressure. This consists of batch elution with 0.2% of NaCN and 2% of NaOH for a 30 hour period at 95 °C. Desorption is followed by acid washing at room temperature with 3% HCl followed by a final acid wash. There are two GEKKO Zadra electrowinning cells: one for processing the solution derived from intensive cyanidation unit operation, and another for processing the desorption solution.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

Form 43-101F1 Technical Report

After electrowinning, the plated cathodes are removed and sent to the NX Gold Plant smelting unit operation where 25 litre crucibles are used to produce bullion that average 40% by mass gold and 25% silver. Borax, potassium nitrate, sodium carbonate, and sand are used as smelting fluxes.

17.6	Reagent, power and water use

The NX Gold Mine is an established operating mine for which average use and consumption metrics of key process inputs are readily available.

Average fresh-water use for the NX Gold Mine during the full operating year of 2018 was 5,335 m3 per month on average while full year power use averaged 13,000 MWh per month. Critical process reagents described in this chapter have been forecast using per tonne consumption metrics on a go-forward basis. The authors of this Report have not identified any material risks with the continued supply of water, power nor supply of reagents to support the continued operations of the mine.

17.7	Process Plant Equipment and Simplified Plant Metrics

The equipment list for the process plant has been provided in Table 106 while a simplified information table on each of the process plant’s key operating metrics at an assumed 12.0 gram per tonne feed has been provided in Table 107.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Table 106 - Processing Plant Equipment

PROCESSING EQUIPMENT
Description	Manufacturer	Function
TC-06 CONVEYOR BELT	SIMPLEX	FEED TC-06
JAW PRIMARY CRUSHER	SIMPLEX	PRIMARY CRUSHING
CONE SECONDARY CRUSHER	SIMPLEX	SECONDARY CRUSHING
CONE TERTIARY CRUSHER	SIMPLEX	TERTIARY CRUSHING
DOUBLE-DECK INCLINED SCREEN	SIMPLEX	ORE CLASSIFICATION FROM 0 TO 8 MM
SPARE CYCLONE FEED PUMP	METSO	SLURRY PUMPING TO HYDROCYCLONES TRAIN
CLASSIFICATION HYDROCYCLONE	FLSMIDTH	CLASSIFICATION OF ORE FROM THE MILL
SPARE CLASSIFICATION HYDROCYCLONE	FLSMIDTH	CLASSIFICATION OF ORE FROM THE MILL
CENTRIFUGAL CONCENTRATOR	SEPRO	METAL CONCENTRATION OF UNDERFLOW SLURRY FROM HC
BALL MILL	METSO	ORE COMMINUTION
MAIN ENGINE OF BALL MILL	WEG	DRIVE BALL MILL
VIBRATORY SCREEN FOR OVERFLOW FROM HC	SIMPLEX	CLASSIFICATION OF OVERFLOW ORE FROM HC
VIBRATORY SCREEN FOR CENTRIFUGAL CONCENTRATOR	LUDOWICI	CLASSIFICATION OF UNDERFLOW ORE FROM HC
INTENSIVE LEACHING IRL	GEKKO	REACTOR FOR INTENSIVE LEACHING
ROUGHER FLOTATION CELL	FLSMIDTH	FLOTATION OF OVERFLOW MATERIAL FROM HC
ROUGHER FLOTATION CELL	FLSMIDTH	FLOTATION OF OVERFLOW MATERIAL FROM HC
ROUGHER FLOTATION CELL	FLSMIDTH	FLOTATION OF OVERFLOW MATERIAL FROM HC
ROUGHER FLOTATION CELL	FLSMIDTH	FLOTATION OF OVERFLOW MATERIAL FROM HC
ROUGHER FLOTATION CELL	FLSMIDTH	FLOTATION OF OVERFLOW MATERIAL FROM HC
ROUGHER FLOTATION CELL	FLSMIDTH	FLOTATION OF OVERFLOW MATERIAL FROM HC
ROUGHER FLOTATION CELL	FLSMIDTH	FLOTATION OF OVERFLOW MATERIAL FROM HC
SAFETY SCREEN	NX GOLD	CLASSIFICATION AND RECOVERY OF LOADED CARBON FROM CIL TAILINGS
CIL TANK 01	NX GOLD	STORAGE OF MATERIAL IN ACTIVATED CARBON LEACHING
CIL TANK 02	NX GOLD	STORAGE OF MATERIAL IN ACTIVATED CARBON LEACHING
CIL TANK 03	NX GOLD	STORAGE OF MATERIAL IN ACTIVATED CARBON LEACHING
CIL TANK 04	NX GOLD	STORAGE OF MATERIAL IN ACTIVATED CARBON LEACHING
CIL TANK 05	NX GOLD	STORAGE OF MATERIAL IN ACTIVATED CARBON LEACHING

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

Table 107 – Simplified Key Operating Metrics

PLANT INFORMATION CHART
Rate	(tph)
Crushing	80
Grinding	44
Current Utilization	(%	)
Crushing	34.2
Grinding	39.7
Unit operation (average gold grade)	(g/t)
Plant Feed	12.00
Gravity concentrate	4,000
Flotation Feed	2.50
Flotation Concentrate	55.00
Flotation Tailings	0.30
CIL Tailings	10.00
Loaded carbon	1,200
Recovery	(%	)
Gravity and IRL	>75
Flotation	~90
CIL	~82
Overall	91 - 92
CN Concentration	(ppm)
CIL Feed	1,200
Dam Discharge	300
Recycled water	<0.005
Flotation Mass (%)	2.0
CIL Feed Rate (tph)	0.9
CIL Feed Flux (m3/h)	1.2
Cyanidation Residence Time (h)	60

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

18.0	NX GOLD MINE INFRASTRUCTURE

The facilities at the NX Gold Mine include the mine portal, the Nova Xavantina Plant, tailings storage, mechanical workshop, administrative offices, metallurgical laboratory, security gate and guard facilities, medical clinic, cafeteria and gravel airstrip used to fly out doré bars after production. Please refer to Figure 3 for the layout of the NX Gold Mine.

National electrical service is available on site from the town of Nova Xavantina, located approximately 18 km from the NX Gold Mine. Water in sufficient quantities to support mining and processing operations is sourced from surface run-off and a fully permitted groundwater well located on the property.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

19.0	MARKET STUDIES AND CONTRACTS

19.1	Market Studies

Gold is a malleable, electrically conductive, and ductile metal that occurs naturally in its native state. Gold is mined on every continent, except Antarctica, from a wide variety of different deposits, including shear-vein hosted quartz vein deposits like NX Gold.

Demand for gold can be divided into three primary sources. The first, and greatest historical demand for gold comes from the jewelry industry, although recently the emergence of electronic traded funds (“ETFs”) has helped offset declines in jewelry demand globally According to the World Gold Council, 2019 annual global demand declined by approximately 45 tonnes of gold vs. 2018 to a total of 4,401 tonnes. Consumer demand for gold in 2019 declined by 356 tonnes year-over-year, offset by increases in ETF flows of 325 tonnes. Gold is seen as a tangible, stable store of value that is largely independent of other assets. As a result, gold is widely used by both investors and central banks as a hedge against currency and market fluctuations through physical buying and storage of the metal, physically backed ETFs and in speculative contracts. 2019 constituted the 10th consecutive year that global central banks were net buyers of gold, contributing to 2019 being the second highest annual total at 650 tonnes of gold held in reserves at year end. The third major source of demand for gold comes from uses in technology. Gold has long been used as a key element of electronics manufacturing due to its high electrical conductivity and ductility. In terms of future demand growth, the properties of gold nanoparticles are being studied extensively for use in medical fields, and gold is also an important part of many renewable energy technologies.

According to Bloomberg, annual global supply for 2020 is estimated to be 4,665 tonnes of gold. Annual global demand is expected to modestly improve through 2020, resulting in supply meeting demand with slowing mine supply growth offset by increases in recycling (source: Bloomberg Intelligence).

Pricing for gold is set on a spot market, and gold is traded on all major global exchanges. This makes the market for gold relatively transparent. The spot price of gold for the last 5 years is shown below in Figure 106.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
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Figure 106 – 5 Year Gold Price History Chart

19.2	Contracts

While the gold produced by the NX Gold Mine is currently sold to a preferred customer by the NX Gold Mine, gold (and silver) are widely produced precious metals, for which there are many refining and sales options in Brazil. The current terms of sales made by the Company have been captured in the economic analysis of the property and are summarized in greater detail in Chapter 22.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
FORM 43-101F1 TECHNICAL REPORT

20.0	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL IMPACT

The NX Gold Mine is a fully permitted gold mine currently in operation. An environmental action program was developed for the Company prior to the mine reaching commercial production. The Company follows the guidelines set forth in the program to reduce its impact and recover impacted areas within the vicinity of the mine. NX Gold adheres to a program of frequent environmental monitoring including water quality control, as well as re-vegetation of historic artisanal mining areas that pre-date the Company.

The mine’s closure plan, adapted to the current social and environmental context within the area of the NX Gold Mine, has been designed to maximize the physical, chemical, biological, and socio-economic stability of the area after mining activities have concluded. The current estimated reclamation liabilities are approximately R$21.8 million BRL.

NX Gold maintains an excellent relationship with the neighboring community of Nova Xavantina as well as smaller neighboring land-owners, providing among other things, community outreach, children’s educational programs and sponsorship of local sporting events and teams. The Company has provided technical and financial support towards the environmental rehabilitation of areas previously impacted by historic artisanal mining activities and has remained an important economic contributor to the region through both direct and indirect jobs, royalties and tax revenue.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina
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21.0	CAPITAL AND OPERATING COSTS

Capital and operating costs are shown for 2019 through 2022 reflecting the period of operation from October 2019 to December 2022. For the purposes of this Report, mine reclamation and closure are assumed to commence on the conclusion of mining of the Mineral Reserves; however, NX Gold is actively undertaking exploration activities to increase the mine’s life. It is anticipated that a combination of Mineral Resource conversion, extension of the Santo Antonio ore body, and delineation of target areas will serve to augment the production profile and increase mine life subject to satisfactory exploration results, technical, economic, legal and environmental conditions.

Total capital costs are estimated at R$66.3 million, of which R$21.8 million is related to mine closure in 2022. Details of these capital expenditures are shown below in Table 108.

Table 108 - Forecast Capital Expenditures

Total Capital Expenditure	Unit	2019 [1]	2020	2021	2022	Total
Development	R$M	7.7	8.4	2.8	0.0	18.8
Equipment	R$M	0.9	0.5	0.0	0.0	1.4
Exploration / Drilling	R$M	1.9	0.0	0.0	0.0	1.9
Infrastructure	R$M	1.5	4.7	0.7	0.7	7.7
Others	R$M	0.5	4.7	2.1	1.6	8.9
Saftey, Health & Environment	R$M	0.3	2.7	1.6	23.2	27.7
Total	R$M	12.7	21.0	7.2	25.4	66.3

[1] 2019 based on the 3 months from October 1, 2019 to December 31, 2019

An operating cost forecast was prepared using the mine’s operating history and current consumption coefficients. The expected C1 cash cost of the NX Gold Mine averages US$495 per ounce of gold produced as is outlined in Table 109 below. Adding G&A costs, capitalized development and plant sustaining capital results in an average AISC of US$617 per ounce over the life of mine.

Table 109 - Operating Cost Summary

		2019 [1]	2020	2021	2022	Total
Exchange Rate	R$/US$	3.80	3.80	3.80	3.80	3.80
Ore Treated	( tonnes )	21,214	138,873	106,013	112,782	378,882
Gold Contained	( oz )	3,936	40,438	50,720	30,472	125,567
Operational Support	000 R$	3,655	16,265	16,350	16,389	52,659
Underground Mining	000 R$	12,140	37,069	32,931	32,932	115,072
Processing	000 R$	6,891	29,451	27,423	27,837	91,602
Sub Total	000 R$	22,686	82,785	76,704	77,158	259,333
Less Silver Income	000 R$	(141)	(1,444)	(1,811)	(1,088)	(4,484)
Less Capitalized Development	000 R$	(7,659)	(8,366)	(2,756)	-	(18,782)
Total	000 R$	14,886	72,974	72,137	76,070	236,067
C1 Cash Cost	R$/oz	3,782	1,805	1,422	2,496	1,880
C1 Cash Cost	US$/oz	995	475	374	657	495
Add G&A	000 R$	3,034	9,646	9,646	9,646	31,973
Add Capitilzed Development	000 R$	7,659	8,366	2,756	-	18,782
Add Plant Sustaining Capital	000 R$	-	3,045	2,300	2,100	7,445
Total	000 R$	25,579	94,032	86,839	87,816	294,267
AISC	R$/oz	6,498	2,325	1,712	2,882	2,344
AISC	US$/oz	1,710	612	451	758	617

[1] 2019 based on the 3 months from October 1, 2019 to December 31, 2019

[2] C1 cash costs are a non-IFRS Measure. Please refer to section 22.1 for additional detail

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22.0	ECONOMIC ANALYSIS

An economic analysis was prepared for the NX Gold Mine using the following primary assumptions:

•	The economic analysis considers commencing on the Effective Date and does not include actual performance achieved prior to October 1, 2019

•	Total ore processed of 378.9 thousand tonnes at an average head grade of 11.35 g/t gold

•	Gold sales are assumed to equal production, with total sales of 125,567 ounces of gold

•	Metal prices of US$1,400 per ounce of gold and US$17.00 per ounce of silver

•	USD:BRL foreign exchange rate of 3.80

•	Export sales resulting in no sales taxes payable (PIS / Confins)

•	25% income tax rate, with 75% reduction due to the SUDAM incentive, for an effective income tax rate of 6.25%. No taxes are assumed payable over the production forecast as a result of both accumulated PIS / Confins credits accumulated during purchase of raw materials and services, plus accumulated net operating losses (“NOLs”) being applied against the 6.25% income taxes payable

•	Social contribution tax rate of 9% on net profits

•	Brazilian Federal CFEM royalty based on 1% of gross revenue (payable to the ANM). There are no other royalties applicable to the NX Gold property

The NX Gold Mine produces an undiscounted after-tax cash flow of approximately R$224 million (approximately US$59 million)

The after-tax NPV at a 5% discount rate is US$54.5 million. The IRR is 2,106% and the payback period is approximately 4 months. The high IRR and short payback period of the NX Gold Mine are a result of the mine currently being in operation and the limited capital outlay required for Santo Antonio development in 2019. The results of the economic analysis are shown below in Table 110.

In addition, an after-tax sensitivity analysis was performed considering changes in gold price, foreign exchange rates, and capital and operating costs. The analysis shows that the NX Gold Mine is most sensitive to gold prices and foreign exchange rates and is shown below in Table 111.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Table 110 - Economic Analysis of the NX Gold Mine

Assumptions		2019 [1]	2020	2021	2022	Total
Exchange Rate	R$/US$	3.80	3.80	3.80	3.80	3.80
Gold Price	US$/oz	1,400	1,400	1,400	1,400	1,400
Production
Ore Mined	tonnes	21,214	138,873	106,013	112,782	378,882
Gold Grade Mined	g/t	6.65	9.95	16.36	9.24	11.35
Ore Processed	tonnes	21,214	138,873	106,013	112,782	378,882
Gold Grade Processed	g/t	6.65	9.95	16.36	9.24	11.35
Global Recovery	%	86.7	91.0	91.0	91.0	90.8
Gold Contained	oz	3,936	40,438	50,720	30,472	125,567
Capex
Total	000 R$	12,721	21,019	7,167	25,440	66,346
Operating Costs
General & Administrative	000 R$	3,034	9,646	9,646	9,646	31,973
Operational Support	000 R$	3,655	16,265	16,350	16,389	52,659
Underground Mining	000 R$	12,140	37,069	32,931	32,932	115,072
Processing	000 R$	6,891	29,451	27,423	27,837	91,602
Sub Total	000 R$	25,720	92,431	86,351	86,805	291,306
Depreciation/Exhaustion	000 R$	6,163	16,256	20,489	18,227	61,135
Total Costs	000 R$	31,883	108,687	106,840	105,032	352,441
Revenue
Gold Sales	tonnes	3,936	40,438	50,720	30,472	125,567
Gross Metal Revenue	000 R$	20,942	215,128	269,833	162,111	668,014
Total Net Metal Revenue	000 R$	20,196	207,469	260,227	156,340	644,232
Total Net Revenue	000 R$	20,196	207,469	260,227	156,340	644,232
Cash Flow
Revenue	000 R$	20,196	207,469	260,227	156,340	644,232
Opex (ex-Depreciation & Exhaustion)	000 R$	(25,720)	(92,431)	(86,351)	(86,805)	(291,306)
Less Capitalized Development 2	000 R$	7,659	8,366	2,756	-	18,782
Income & Social Contribution Taxes	000 R$	(1,162)	(24,232)	(35,858)	(12,373)	(73,626)
Employee Bonuses	000 R$	-	(2,266)	(2,585)	(2,563)	(7,413)
Operating Cash Flow	000 R$	973	96,906	138,189	54,599	290,668
CAPEX	000 R$	(12,721)	(21,019)	(7,167)	(25,440)	(66,346)
Free Cash Flow	000 R$	(11,748)	75,888	131,022	29,160	224,322
Accumulated Free Cash Flow	000 R$	(11,748)	64,140	195,162	224,322	224,322
Free Cash Flow	000 US$	(3,092)	19,970	34,480	7,674	59,032
Accumulated Free Cash Flow	000 US$	(3,092)	16,879	51,358	59,032	59,032

Results
After-Tax NPV5	000 US$	54,537

IRR	%pa	2106%
Simple Payback	years	0.3

[1] 2019 based on the 3 months from October 1, 2019 to December 31, 2019

Table 111 - Sensitivity Analysis for the NX Gold Mine

Parameters	Units	-20%	-15%	-10%	-5%	Base Case	+5%	+10%	+15%	+20%
	LT US$/oz Au	1,120	1,190	1,260	1,330	1,400	1,470	1,540	1,610	1,680
Gold Price	NPV - 000 US$[1]	23,189	31,026	38,863	46,700	54,537	62,374	70,211	78,048	85,885
	IRR - %/year	484%	732%	1064%	1508%	2106%	2917%	4029%	5584%	7814%
	LT R$/US$	3.04	3.23	3.42	3.61	3.80	3.99	4.18	4.37	4.56
Foreign Exchange	NPV - 000 US$[1]	28,986	36,501	43,181	49,158	54,537	59,404	63,828	67,868	71,571
	IRR - %/year	484%	732%	1064%	1508%	2106%	2917%	4029%	5584%	7814%
	000 US$	53,077	56,394	59,712	63,029	66,346	69,664	72,981	76,298	79,616
Capex	NPV - 000 US$[1]	56,827	56,255	55,682	55,110	54,537	53,964	53,392	52,819	52,247
	IRR - %/year	2527%	2412%	2303%	2202%	2106%	2016%	1932%	1852%	1776%
	000 US$	233,045	247,610	262,175	276,741	291,306	305,871	320,437	335,002	349,567
Opex	NPV - 000 US$[1]	68,738	65,188	61,637	58,087	54,537	50,987	47,437	43,886	40,336
	IRR - %/year	7076%	4965%	3630%	2734%	2106%	1650%	1311%	1052%	851%

(1) After Tax NPV5

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

22.1	Non-IFRS Measures

C1 Cash Cost of gold produced per ounce

C1 cash cost of gold produced (per ounce) is the sum of production costs, net of capital expenditure development costs and silver by-product credits, divided by the gold ounces produced. By-product credits are calculated based on actual precious metal sales during the period divided by the total ounces of gold produced during the period. C1 cash cost of gold produced per pound is a non-IFRS measure used by the Company to manage and evaluate operating performance of the Company’s operating mining unit and is widely reported in the mining industry as benchmarks for performance but does not have a standardized meaning and is disclosed in addition to IFRS measures.

23.0	ADJACENT PROPERTIES

There are no relevant adjacent properties to the NX Gold Mine.

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24.0	OTHER RELEVANT DATA AND INFORMATION

There is no other relevant data available regarding the NX Gold Mine.

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FORM 43-101F1 TECHNICAL REPORT

25.0	INTERPRETATION AND CONCLUSIONS

The procedures and processes adopted by NX Gold personnel to produce the geological models was reviewed in detail by GE21 and in the opinion of the Qualified Persons, was executed according to industry standards. Sampling, QA/QC, security and data control were similarly in line with industry best practices and support the current Mineral Resource and Reserve estimate.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

26.0	RECOMMENDATIONS

With respect to the Mineral Resource and Mineral Reserve estimation process, and to continue to ensure the continuity of mining operations, the authors recommend a work program that includes the following:

•	Advance the exploration program in regions of exploration potential to further define and classify these zones into incremental Mineral Resources for future development;

•	Undertake additional infill drilling campaigns to increase the geological confidence of the current estimate by promoting the classification of Indicated Mineral Resource into Measured Resource.

•	The hanging wall of the deposit, in the opinion of the authors of this Report, is competent enough for the current mining method with appropriate mining support. The authors recommend the Company undertake a third-party geotechnical study to further evaluate the potential to reduce sill pillar thickness with the aim of increasing mine recovery.

•	Conduct a comprehensive metallurgical program to evaluate the Santo Antonio ore characteristics, analogous to the program developed for the Brás and Buracão veins.

Table 112 - GE21 Recommended Work Program

Program	Budget (US$)
Exploration drill program in the regions identified as having exploration potential	$1,800,000
Infill drill campaign to promote the classification of measured Mineral Resources	$1,200,000
Geomechanics study for mining stope support dimensioning	$300,000
Complementary metallurgical test works – Santo Antonio orebody	$25,000
Total	$3,325,000

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

27.0	REFERENCES

Almeida F.F.M., 1984, Província Tocantins -setor sudoeste. In: Almeida F.F.M. & Hasui Y. (eds.) O Pré-Cambriano do Brasil. São Paulo, Ed. Edgard Blucher, p. 265-281.

Alvarenga C.J.S. & Trompette R., 1993, Brasiliano tectonic of the Paraguay Belt: the structural development of the Cuiabá region. Revista Brasileira de Geociências, 23:18-30

Alvarenga, C.J.S.; Moura, C.A.; Goyareb, P.S.S.; Abreu, F.A.M. Paraguay and Araguaia belts. In: Cordani, U.G.; Milani, E.J.; Thomaz Filho, A.; Campos, D.A. (Eds.), Tectonic evolution of South América. Rio de Janeiro: 31th. International Geological Congress, p. 183-194, 2000

Barton, N., Lien, R., and Lunde, J. 1974. Engineering classification of rock masses for the design of tunnel support. Rock Mech., May, 189 - 236.

Call & Nicholas, I. Geotechnical Review of Buracao Orebody. Tucson.

Callori, D. and Maronesi, M., 2011, Mapeamento Geológico em Escala de 1:10.000 do Vale do Córrego Santo Antônio, Nova Xavantina - MT. Trabalho de Conclusão de Curso, Instituto de Ciências Exatas e da Terra, Universidade Federal do Mato Grosso, 71p.

Campos Nieto, M.D.C., 2013. Observaçoes preliminares sobre o contrôle estrutural da mineralização, Nova Xavantina. Internal report. 16 pages.

Carter, T. G. Guidelines for use of the Scaled Span Method for Surface Crown Pillar Stability Assessment. Golder Associates, p. 34, 2002.

Carvalho, D., 2016, Book – Mineração NX Gold, Nova Xavantina, April 2016.

Desrochers, J. P., 2017, Site Visit at NX Gold Mine – Geological and Structural Report. Internal report16 pages.

Groves, D.I., Goldfarb, R.j., Gebro-Mariam, M., Hagemann, S.G., and Robert, F., 1998. Orogenic gold deposits: A proposed classification in the context of their crustal distribution and relationship to other gold deposit types. Ore Geology Reviews. Vol. 13, pp. 7-27.

Hutchinson, D. J.; Diederichs, M. S. Cablebolting in undergorund mines. 1st. ed. Richmond: BiTech Publishers Ltd., 1996.

Martinelli CD. and Batista 1.1., 2006, Deposito de Ouro dos Aráes: Distrito Aurífero Nova Xavantina, Extremo Leste de Mato Grosso - Províncias e Distritos Auríferos de Mato Grosso. In: C. Fernandes & R. R. Viana (cords.). Coletânea Geológica de Mato Grosso. Cuiabá. Ed. UFMT, vol. 2, p.55-72.

Martinelli, C.D., 1998, Petrologia, Estrutural e Fluidos da Mineralização Aurífera dos Aráes, Nova Xavantina. MT. Tese de Doutorado. Inst. Geoc e Cien Exatas, UNESP, 180p.

Martinellli, C. D., 2010, Revisão estratigráfica da Seqüência Metavulcanossedimentar do Aráes, Nova Xavantina, MT. Contribuições a Geologia da Amazônia, vol. 6, PP. 139-155

National Instrument 43-101 Standards of Disclosure for Mineral Projects. 2011 p. 7043– 7086.

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NICKSON, S.D. 1992. Cable support guidelines for underground hard rock mine operations. M.A.Sc. Thesis, Dept. Mining and Mineral Processing, University of British Columbia, 223 p.

Pinho, F. E. C., 1990, Estudo das rochas encaixantes e veios mineralizados a ouro do Grupo Cuiabá na região denominada Garimpo do Araés, Nova Xavantina - Estado de Mato grosso, Universidade Federal do Rio Grande do Sul, 114p.

Rodriguez C. P., 2009, Coffey Mining Pty Ltd - Gold Resource Estimate – Mineração Caraíba S/A – Nova Xavantina Project, May 2009.

Sial et al., 2016, Correlations of some Neoproterozoic carbonate-dominated successions in South America based on high-resolution hemostratigraphy, 2016.

Silva M. F., 2007, Aerogeofísica, litogeoquímica e geologia na caracterização do rifte intracontinental da Faixa Paraguai. Dissertação de Mestrado, Inst. Geocienc. Universidade de Brasília. 117p.

Soares M. L. & Reinhardt C. M., 2018, Geological Data Integration and Longitudinal Section Modelling, May 2018.

Socio, A. M., 2008, Contribuição a Geologia da Fazenda Araés, Nova Xavantina, Mato Grosso, Trabalho de Conclusão de Curso, Instituto de Ciências Exatas e da Terra, Universidade Federal do Mato Grosso, 46p.

Souza M.F.; Silva, C. H.; Costa, A. C. D., 2011, O Domínio Interno da Faixa Paraguai na Porção Centro Oeste da Folha Nova Xavantina SD-22-Y-B-IV, Leste de Mato Grosso. SBG, simpósio de Geologia do Centro-Oeste, 11, Anais (CD).

Zeni, M. A., 2019, MZ Geotecnica, Geotechnical Report For The Nova Xavantina Project – May-2019.

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

Effective Date: September 30, 2019

Report Date: February 3, 2020

<signed & sealed in the original>

Porfirio Cabaleiro Rodriguez, MAIG

<signed & sealed in the original>

Paulo Roberto Bergmann, FAusIMM

<signed & sealed in the original>

Leonardo de Moraes Soares, MAIG

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

APPENDIX A

Technical Report QP Certificates

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

I, Porfirio Cabaleiro Rodriguez, MAIG, (#3708), as an author of the technical report titled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated February 3, 2020 with an effective date of September 30, 2019 (the “Technical Report”), prepared for Ero Copper Corp. (the “Issuer”), do hereby certify that:

1)	I am a Mining Engineer and Director for GE21 Consultoria Mineral Ltda., which is located on Avenida Afonso Pena, 3130, 12th floor, Savassi Belo Horizonte, MG, Brazil - CEP 30130-910.

2)	I am a graduate of the Federal University of Minas Gerais, located in Belo Horizonte, Brazil, and hold a Bachelor of Science Degree in Mining Engineering (1978). I have practiced my profession continuously since 1979.

3)	I am a Professional enrolled with the Australasian Institute of Geoscientists (“AIG”) - (“MAIG”) #3708.

4)	I am a professional Mining Engineer, with more than 39 years’ relevant experience in Mineral Resource and Mineral Reserves estimation, which includes numerous mineral properties in Brazil, including gold properties.

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association as defined in NI 43-101, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6)	I am responsible for Chapters 2, 3, 4, 5, 6, 8, 9, 10, 11, 15, 16, 18, 19, 20, 21, 22, 23, 24 and 27. I am also responsible for the corresponding sections within Chapters 1, 25 and 26 that are related to the foregoing Chapters of this Technical Report.

7)	I have had prior involvement with the property that is the subject of this Technical Report as an author of the independent technical report titled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 21, 2019 with an effective date of August 31, 2018, prepared for the Issuer. The relationship with the Issuer was solely for professional works in exchange for fees based on rates set by commercial agreement. Payment of these fees is in no way dependent on the results of the Technical Report.

8)	I personally inspected the property that is the subject of this Technical Report from the 17th to the 18th of September, 2018 and from 18th to the 19th of September, 2019.

9)	As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I have authored and am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10)	I have no personal knowledge, as of the date of this certificate, of any material fact or material change which is not reflected in this Technical Report.

11)	I am independent of the Issuer, applying all the tests in section 1.5 of NI 43-101.

12)	I have read NI 43-101 and Form 43-101F1 – Technical Report, and the Technical Report has been prepared in compliance with such instrument and form.

Belo Horizonte, Brazil, February 3, 2020

<signed & sealed in the original>

Porfirio Cabaleiro Rodriguez, MAIG

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

I, Paulo Roberto Bergmann, FAusIMM (#333121), as an author of the technical report titled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated February 3, 2020 with an effective date of September 30, 2019 (the “Technical Report”), prepared for Ero Copper Corp. (the “Issuer”), do hereby certify that:

1)	I am a Mining Engineer associated to GE21 Consultoria Mineral Ltda., which is located on Avenida Afonso Pena, 3130, 12th floor, Savassi Belo Horizonte, MG, Brazil - CEP 30130-910.

2)	I am a graduate of the Federal University of Minas Gerais, located in Belo Horizonte, Brazil, and hold a Bachelor of Science Degree in Mining Engineering (1983). I have practiced my profession continuously since 1983.

3)	I am a Professional enrolled with the Australasian Institute of Mining and Metallurgy (“AusIMM”) - (“FAusIMM” 333121).

4)	I am a professional Mining Engineer, with more than 35 years relevant experience in Mineral Processing and Mineral Reserves estimation, which includes numerous mineral properties in Brazil, including gold and copper properties.

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association as defined in NI 43-101, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6)	I am responsible for Chapters 13 and 17. I am also responsible for the corresponding sections within Chapters 1, 25 and 26 that are related to the foregoing Chapters of this Technical Report.

7)	I have had no prior involvement with the property that is the subject of this Technical Report.

8)	I personally inspected the property that is the subject of this Technical Report from 21st to the 23rd of October 2019.

9)	As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I have authored and am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10)	I have no personal knowledge, as of the date of this certificate, of any material fact or material change which is not reflected in this Technical Report.

11)	I am independent of the Issuer, applying all the tests in section 1.5 of NI 43-101.

12)	I have read NI 43-101 and Form 43-101F1 – Technical Report, and the Technical Report has been prepared in compliance with such instrument and form.

Belo Horizonte, Brazil, February 3, 2020

<signed & sealed in the original>

Paulo Roberto Bergmann, FAusIMM

Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina

FORM 43-101F1 TECHNICAL REPORT

I, Leonardo de Moraes Soares, MAIG (#5180), as an author of the technical report titled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated February 3, 2020 with an effective date of September 30, 2019 (the “Technical Report”), prepared for Ero Copper Corp. (the “Issuer”), do hereby certify that:

1)	I am a Geologist for GE21 Consultoria Mineral Ltda., which is located on Avenida Afonso Pena, 3130, 12th floor, Savassi Belo Horizonte, MG, Brazil - CEP 30130-910.

2)	I am a graduate of the Federal University of Minas Gerais, located in Belo Horizonte, Brazil, and hold a Bachelor of Science Degree in Geology (2002). I have practiced my profession continuously since 2002.

3)	I am a Professional enrolled with the Australasian Institute of Geoscientists (“AIG”) - (“MAIG”) #5180.

4)	I am a professional Geologist, with more than 18 years’ relevant experience in Mineral Resource and Mineral Reserves estimation, which includes numerous mineral properties in Brazil, including gold properties.

5)	I have read the definition of “qualified person” set out in National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and certify that, by reason of my education, affiliation with a professional association as defined in NI 43-101, and past relevant work experience, I fulfill the requirements to be a “qualified person” for the purposes of NI 43-101.

6)	I am responsible for Chapters 7, 12 and 14. I am also responsible for the corresponding sections within Chapters 1, 25 and 26 that are related to the foregoing Chapters of this Technical Report.

7)	I have had prior involvement with the property that is the subject of this Technical Report as an author of the independent technical report titled “Mineral Resource and Mineral Reserve Estimate of the NX Gold Mine, Nova Xavantina”, dated January 21, 2019 with an effective date of August 31, 2018, prepared for the Issuer. The relationship with the Issuer was solely for professional works in exchange for fees based on rates set by commercial agreement. Payment of these fees is in no way dependent on the results of the Technical Report.

8)	I personally inspected the property that is the subject of this Technical Report from the 19th to the 22nd of February 2018, from the 14th to the 18th of May 2018 and from the 18th to the 19th of September, 2019.

9)	As of the effective date of the Technical Report, to the best of my knowledge, information, and belief, the sections of the Technical Report that I have authored and am responsible for contain all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

10)	I have no personal knowledge, as of the date of this certificate, of any material fact or material change which is not reflected in this Technical Report.

11)	I am independent of the Issuer, applying all the tests in section 1.5 of NI 43-101.

12)	I have read NI 43-101 and Form 43-101F1 – Technical Report, and the Technical Report has been prepared in compliance with such instrument and form.

Belo Horizonte, Brazil, February 3, 2020

<signed & sealed in the original>

Leonardo de Moraes Soares, MAIG